09 Annual Report

Our Strategic Priorities

Scotiabank

Contents

3	Message from Rick Waugh, President and CEO
6	Executive Management Team
8	Message from John Mayberry, Chairman of the Board
9	Corporate Governance
10	Board of Directors
12	Diversity by Business Lines and Geography

Our 5 Strategic Priorities

15	Sustainable Revenue Growth
16	Capital Management
17	Leadership
18	Prudent Risk Management and Appetite
19	Efficiency and Expense Management

20	Corporate Social Responsibility

Management Discussion & Analysis

21	Management’s Discussion and Analysis
23	2009 Financial Highlights
24	Overview
28	Group Financial Performance
37	Group Financial Condition
51	Business Line Overview
62	Risk Management
77	Controls and Accounting Policies
83	Supplementary Data

Consolidated Financial Statements

103	Management’s Report on Internal Control over Financial Reporting
104	Management’s Responsibility for Financial Information
105	Shareholders’ Auditors’ Report
106	Consolidated Balance Sheet
107	Consolidated Statement of Income
108	Consolidated Statement of Changes in Shareholders’ Equity
108	Consolidated Statement of Comprehensive Income
109	Consolidated Statement of Cash Flows
110	Notes to the Consolidated Financial Statements
161	Principal Subsidiaries
162	Shareholder Information
163	Glossary
164	Basel II Glossary
Our strength is evident
in Scotiabank’s solid results for 2009.
Total net income:
$3,547 million

Return on equity:	16.7%

Our target range was 16-20% for return on equity.

Earnings per share:	8.5%

Our earnings per share (diluted) growth target was 7-12%.

Productivity:	53.7%

Our target was to maintain a productivity ratio of less than 58%.

Tier 1 capital ratio:	10.7%

Our target was to maintain strong capital ratios.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With close to 68,000 employees, Scotiabank Group and its affiliates serve almost 14.6 million customers in some 50 countries around the world, offering a diverse range of products and services, including personal, commercial, corporate and investment banking.
Our goal is to be a leading international
financial services company based in Canada.
Canadian Banking offers a diverse range of financial products and services to retail, small business, commercial and wealth management customers through a multi-channel delivery network across the country.
International Banking provides an array of financial services to Scotiabank’s retail and commercial banking customers in more than 40 countries across the Caribbean and Central America, Mexico, Latin America and Asia.
Scotia Capital is the wholesale banking arm of the Scotiabank Group, offering a wide variety of products to corporate, government and institutional clients. It provides full-service coverage across the NAFTA region, and also serves selected niche markets globally through two divisions, Global Capital Markets and Global Corporate and Investment Banking.

*	2009 net income by business line
2009 Scotiabank Annual Report     1

2     2009 Scotiabank Annual Report

Dear Shareholders,
When I wrote to you in last year’s annual report, the world was facing one of the most dramatic shifts in global economic and financial markets in almost 80 years. The crisis continued through 2009 and, while conditions have improved, reactions from governments, regulators, competitors and customers are still taking shape, and the environment remains far from predictable.
     Canadian banks have faced some difficulties but, overall, have emerged from this period of crisis as models of strength and stability. Scotiabank was the only Canadian bank to be identified as one of the world’s 10 most stable banks during the worst months of the financial crisis by the international consulting firm Oliver Wyman in its annual shareholder performance index ranking of global financial institutions.
Strategic priorities and progress
We remain confident that Scotiabank will continue to grow and succeed, even as challenges remain: first, because we have an amazing team that is committed to working together to provide our customers with expert advice and service; second, because we are building on a solid foundation of key strengths, including a strong capital base and excellent risk and expense management skills; third, because of our diversified business lines, products and locations; and finally, because we have a clear focus on our strategy and where we need to direct our efforts.
We are building on a solid foundation of key strengths, including a strong capital base and, excellent risk and expense management skills.
     Our strategic focus – and the theme of this annual report – is built around five key priorities that will guide our actions as we move forward over the next several years. They will serve as a roadmap to help us navigate through the new landscape in which we are now operating.
     The first three priorities – sustainable revenue growth, capital management and leadership – have been pillars of our strategy for several years. In 2009, we added two more priorities to better reflect the current environment: prudent risk management and appetite, and efficiency and expense management. These concepts are not new to Scotiabank’s culture and, in fact, we consider them traditional key strengths. They have played a critical role in our success and, given the ongoing market uncertainty, they deserve a prominent place in our strategic framework.
     Sustainable revenue growth: Driving higher sustainable revenue growth through both organic initiatives and acquisitions remains a top priority. In Canada and internationally, we continued to expand the range of solutions we offer to our customers and look for new and better ways to advise and serve them.
     Increasingly, all of our business lines are working together with Global Transaction Banking to provide a broad range of deposit, cash management and trade finance services to our global clients.
     Acquisitions, mergers and alliances remain key components of our revenue growth strategy in all business lines. This year, we leveraged our recent acquisition of E*TRADE Canada, and began consolidating all of our Canadian direct investing businesses under the Scotia iTRADE brand to strengthen our market presence. We also made a strategic investment in CI Financial and increased our investment in Thanachart Bank in Thailand.
     Capital management: Capital management also remains a critical priority: we need a strong capital foundation to run our businesses, fund our growth initiatives and cushion our risks. Our capital management process must address the challenges we are facing while allowing us to take advantage of available growth opportunities – and also meet increasing regulatory demands and changes, including new International Financial Reporting Standards (IFRS).
     During the year, we continued to use our capital wisely by selectively growing our businesses while carefully evaluating risks and returns. We are
2009 Scotiabank Annual Report     3

increasingly focused on investing in technology that can be used to provide multiple solutions across channels, maximizing our return on capital invested.
     Leadership: Scotiabank’s continued success depends upon having the right leaders to execute our strategy — today and in the future. This is why leadership development remains one of our strategic priorities.
     Identifying and developing our leaders was something we paid particular attention to during 2009. We introduced global talent management technology to complement our sourcing, talent identification, succession and development planning processes. With our strategy of diversification across geographies, product lines and three strong growth platforms, we are uniquely positioned to draw our leaders from around the world and provide them with a broad variety of development opportunities.
     Prudent risk management and appetite: In response to the economic and market challenges, the Bank has done several things to strengthen and reinforce the importance of our risk management systems. Fortunately, our starting point was an already strong, robust and effective risk management framework; however, given the current business climate, we believed it was prudent to fortify and evolve it further.
     First, we have more clearly defined and articulated a risk appetite framework for the Bank, which links our risk-taking activities with the Bank’s strategy and with our stakeholders’ expectations. The bottom line is that everyone at Scotiabank is responsible for risk management, from the customer service representative at the neighbourhood branch to me — and it all starts with making sure we know our customers very well.
     Second, we significantly expanded our stress testing program to include extensive enterprise-wide stress tests, as well as targeted testing to assess specific issues in portfolios and business units.
     And we made several key changes to our risk leadership team to demonstrate our commitment to these issues and take a much more integrated approach to enterprise-wide risk management.
     Efficiency and expense management: Scotiabank’s expense management focus has long been a traditional strength and competitive advantage, but one that we realize we
2010 Objectives
     Financial
•	Return on equity of 16-20%

•	Diluted earnings per share growth of 7-12%

•	Long-term shareholder value through increases in dividends and stock price appreciation
     People
•	High levels of employee satisfaction and engagement

•	Diversity of workforce

•	Collaboration
     Customer
•	High levels of customer satisfaction and loyalty

•	Deeper relationships with existing customers

•	New customer acquisition
     Operational
•	Productivity ratio of <58%

•	Strong practices in corporate governance and compliance processes

•	Strong capital ratios

•	Corporate social responsibility and strong community involvement
4     2009 Scotiabank Annual Report

cannot take for granted. Each of our business lines is spearheading efficiency initiatives, and we are beginning an all-Bank organizational effectiveness review that will deliver long-term benefits and help us to share best practices across the organization.
     During the past year, for example, we invested in new technology for our Canadian retail branch network that will significantly improve service quality. We also invested in our mortgage processing platform to improve service to mortgage clients, and created a fraud management office that will help us better understand and manage this growing challenge — and protect customer and shareholder interests.
     Our efforts to conserve paper, energy and other resources are helping us to reduce costs, minimize our impact on the environment and meet our corporate social responsibility targets. For example, to date, we have converted 1.3 million accounts to paperless banking, which saves more than $4.2 million annually.
     Scotiabank was proud to be identified as one of Canada’s 50 most socially responsible corporations for 2009 by Jantzi Research and Maclean’s magazine. The current business environment has reinforced our belief that we must continue to operate in a sustainable way, and that we add value for our stakeholders by continuing to incorporate the principles of corporate social responsibility into our operations.
Collaboration: One Team, One Goal
Over the next few years, the changing environment will require us to think differently about our businesses and how we work. We are taking our “One Team, One Goal” philosophy to a new level by placing a more formal emphasis on collaboration across the Bank — on sharing our global experience and expertise for greater alignment, agility and efficiency.
     Our ongoing success in these challenging times is testimony to the continued efforts of close to 68,000 employees worldwide. We are proud that, in this difficult environment, overall employee satisfaction remains high — 86%, unchanged from last year — as measured by our annual internal survey, ViewPoint. Scotiabank continues to be recognized as an employer of choice, in Canada and around the world. For the fifth consecutive year, the Bank was named one of Canada’s 50 best employers by The Globe and Mail Report on Business Magazine.
     As always, our corporate efforts to support the communities we serve are reinforced by the volunteer work done by our employees, who play an invaluable role as Scotiabank’s ambassadors in their local communities.
Confidence remains
The fallout from the credit crisis continues to unfold. While it is difficult to predict its ultimate impact, we believe that our five strategic priorities, strong profitability and capital are more relevant than ever to our success, and they will continue to guide our plans. We are well situated, relative to many of our global competitors, and we will thoughtfully invest for the future to build our position as a leading international financial services provider, proudly based in Canada.
     We remain cautiously optimistic: the challenges of the last two years have not yet been totally resolved; however, positive action is being taken by governments, regulators, central banks and financial institutions, and growth is slowly being restored to world economies. I would like to thank our loyal customers, who are always top of mind for us. We remain confident that, together, Scotiabank’s strong foundation, clearly defined strategies and priorities, and great team of people will ensure continued growth and success for our Bank and all of our stakeholders.
Scotiabank’s strong foundation, clearly defined strategies and priorities, and great team of people will ensure continued growth and success for our Bank and all of our stakeholders.
2009 Scotiabank Annual Report     5

Rick Waugh President and Chief Executive Officer
Rick has led Scotiabank for the past six years, guiding the Bank to a period of strong performance and consistent growth, and overseeing its evolution into a truly global financial institution.
Rick has served in the Bank’s investment, corporate, international and retail banking areas since joining Scotiabank 39 years ago as a branch employee.

Sarabjit (Sabi) S. Marwah Vice-Chairman and Chief Operating Officer
Sabi has overall corporate accountability for many of the Bank’s administrative functions, including Audit, Finance, Corporate Insurance, General Counsel, Global Transaction Banking, Information Technology & Services, Investments, Real Estate, Scotia Economics, Securities Operations and Shared Services.
Sabi has been with the Bank for 30 years.

Sylvia D. Chrominska Group Head, Global Human Resources and Communications
Sylvia has global responsibility for human resources, corporate communications, government relations, public policy, corporate social responsibility and strategy management of the Scotiabank Group.
Sylvia has been with the Bank for 30 years.

Mike Durland Group Head, Global Capital Markets, and Co-Chief Executive Officer, Scotia Capital
Mike shares primary responsibility for the overall management of Scotia Capital’s operations worldwide, with specific responsibility for the Global Capital Markets business.
Mike has been with the Bank for 16 years.

Christopher J. Hodgson Group Head, Canadian Banking
Chris is responsible for Canadian personal and commercial banking, including branch banking, personal lending and wealth management.
Chris has been with the Bank for 22 years.

Stephen D. McDonald Group Head, Global Corporate and Investment Banking, and Co-Chief Executive Officer, Scotia Capital
Steve shares primary responsibility for the overall management of Scotia Capital’s operations worldwide. He is also responsible for Scotia Capital’s corporate and investment banking activities on a global basis.
Steve has been with the Bank for 6 years.

Robert H. Pitfield Group Head, International Banking
Rob is responsible for all of the Bank’s retail and commercial operations outside of Canada.
Rob has been with the Bank for 26 years.

Brian J. Porter Group Head, Risk and Treasury
Brian oversees the global management of credit, market and operational risk for the Bank. He is also responsible for the Treasury function and Corporate Development Office.
Brian has been with the Bank for 28 years.
6     2009 Scotiabank Annual Report

Deborah M. Alexander Executive Vice-President, General Counsel and Secretary
Deborah oversees the Bank’s legal and corporate secretary functions.
Deborah has been with the Bank for 7 years.

Alberta G. Cefis Executive Vice-President & Head, Global Transaction Banking
Alberta is leading the evolution of trade services, correspondent banking, cash management, payments, e-commerce and e-banking at Scotiabank, in order to provide global business solutions to multinational, corporate, commercial and small business customers.
Alberta has been with the Bank for 10 years.

Wendy Hannam Executive Vice-President, Sales and Service, Products and Marketing, International Banking
Wendy oversees retail banking strategy, channel optimization, sales and service design and execution, and marketing and product management for International Banking.
Wendy has been with the Bank for 26 years.

Stephen Hart Executive Vice-President, Chief Credit Officer
Stephen oversees the global management of credit risk for the Bank, including chairing the key credit committees for Canadian Banking, International Banking and Scotia Capital.
Stephen has been with the Bank for 31 years.

Timothy P. Hayward Executive Vice-President and Chief Administrative Officer, International Banking
Tim is responsible for finance, systems, operations, and mergers and acquisitions in International Banking.
Tim has been with the Bank for 30 years.

Jeffrey C. Heath Executive Vice-President & Group Treasurer
Jeff is responsible for managing the Scotiabank Group’s treasury and investment operations on a global basis, including the Bank’s public and private investment portfolios, medium-term and capital funding, and overall asset and liability management.
Jeff has been with the Bank for 24 years.

Robin S. Hibberd Executive Vice-President, Personal Lending & Insurance, Canada
Robin is responsible for the Bank’s Canadian operations in personal lending, mortgages, credit cards and insurance, as well as credit risk management and integrated business solutions.
Robin has been with the Bank for 22 years.

Dieter W. Jentsch Executive Vice-President, Latin America
Dieter is responsible for Scotiabank’s Latin American operations and for overseeing the Spanish-speaking countries in the Caribbean and Central America.
Dieter has been with the Bank for 26 years.

Barb Mason Executive Vice-President, Wealth Management, Canada
Barb is responsible for Scotiabank’s Canadian wealth management franchise.
Barb has been with the Bank for 27 years.

Kim B. McKenzie Executive Vice-President, Information Technology and Solutions
Kim is responsible for providing information technology services across the Scotiabank Group.
Kim has been with the Bank for 23 years.

Anne Marie O’Donovan Executive Vice-President and Chief Administration Officer, Scotia Capital
Anne Marie oversees and co-ordinates the global finance and operations functions for Scotia Capital.
Anne Marie has been with the Bank for 5 years.

S. Jane Rowe Executive Vice President, Special Accounts Management and Retail Credit Risk
Jane oversees the strategic global management of special accounts and retail credit risks for the Bank. She is responsible for the continuous monitoring and reporting of these risks and, in co-ordination with the business lines, providing an independent view of special account and retail credit risk exposures across the Scotiabank Group.
Jane has been with the Bank for 22 years.

Luc A. Vanneste Executive Vice-President and Chief Financial Officer
Luc is responsible for the Finance Department, including Investor Relations, Taxation and Strategic Sourcing.
Luc has been with the Bank for 10 years.

Anatol von Hahn Executive Vice-President, Personal and Commercial Banking, Canada
Anatol is responsible for strengthening alignment, collaboration and customer focus among retail, small business and commercial banking in Canada.
Anatol has been with the Bank for 25 years.
2009 Scotiabank Annual Report     7

Throughout this Bank’s long history, we have all worked together to maintain our core values and to balance the interests of all our stakeholders.
It is my privilege to report to you for the first time as the new non-executive Chairman of Scotiabank. Since becoming a member of the Bank’s Board of Directors in 1994, I’ve taken great pride in watching this organization grow and succeed, year after year. And, despite ongoing problems in the global economy, the Bank once again achieved strong results for its shareholders in 2009, as well as for customers, employees and the communities we serve.
     In good part, we believe this success can be attributed to Scotiabank’s strong culture of accountability, integrity and good corporate governance — not only this past year, but since the Bank’s founding in 1832. An organization’s culture matters, and employees, executives and directors have a shared responsibility to uphold and protect it. Throughout this Bank’s long history, we have all worked together to maintain our core values and to balance the interests of all our stakeholders.
     Undoubtedly, insufficient corporate governance policies and procedures contributed to the difficulties some companies experienced during the recent financial crisis. By contrast, we believe that ongoing, active oversight by Scotiabank’s Board, working closely with the Bank’s executive management team, was a key factor in protecting shareholders during this recent period of phenomenal, fundamental change in global economies and financial markets.
     The Bank is also fortunate to have the leadership of a strong senior executive management team. During the past year, the Board approved several key changes to the team that will provide valuable opportunities for individual development and strengthen the overall leadership of the Bank.
     While we are justifiably proud of Scotiabank’s longstanding reputation for integrity and accountability, we realize it is a reputation we must continually earn. We constantly review our corporate governance policies and practices, and benchmark them against those of other organizations. We are committed to working with management to ensure our corporate governance framework meets or exceeds the standards and requirements in all the locations worldwide where Scotiabank operates.
     On behalf of the Board, I would like to thank the employees of the Scotiabank Group for the many contributions they have made to the Bank’s success in 2009. Because of their dedicated efforts, we are confident that this success will continue for many years to come.
8     2009 Scotiabank Annual Report

“Corporate governance” refers to the way in which a company is governed, its processes and policies, and how it deals with the various interests of its many stakeholders, including shareholders, customers, employees and the broader community.
The importance of an effective corporate governance structure and culture was reinforced over the past two years, as companies dealt with the fallout of global economic turbulence. A solid foundation of openness, integrity and accountability has helped Scotiabank weather the storm by building and maintaining strong, enduring relationships with customers and other stakeholders. The Bank has also benefited from a strong history of internal audit and compliance procedures and a comprehensive, well-articulated risk appetite framework.
     “Corporate governance” refers to the way in which a company is governed, its processes and policies, and how it deals with the various interests of its many stakeholders, including shareholders, customers, employees and the broader community. As a global company with operations in some 50 countries, Scotiabank strives to ensure that its practices and policies meet or exceed all local, Canadian and international standards and requirements, and that the interests of the Bank’s diverse stakeholders around the world are represented in a balanced way.
     Scotiabank’s corporate governance practices and policies do not differ significantly from the corporate governance standards of the New York Stock Exchange (NYSE) for listed companies. They are designed to maintain the independence of the Board of Directors and its ability to effectively supervise management’s operation of the Bank.
     Accountability for the company’s actions and results is shared by all employees, and ultimately rests with the Board of Directors, who represent shareholders’ interests. All directors, officers and employees of Scotiabank must annually acknowledge their adherence to the Guidelines for Business Conduct.
     The Bank continually looks for ways to strengthen its corporate governance policies and procedures at all levels. Specific responsibility for corporate governance at Scotiabank rests with the Corporate Governance and Pension Committee of the Board, which is composed entirely of independent directors. The committee reviews the Bank’s corporate governance policies at least once a year, and any changes it recommends are reviewed and approved by the full Board.
     Scotiabank’s directors are regional, national and international business and community leaders whose broad experience, individually and collectively, is an invaluable asset. Among other factors, they have been carefully selected for their financial literacy, integrity and demonstrated sound and independent business judgment.
For more information on our Board of Directors, their committees and activities, please see our Management Proxy Circular at www.scotiabank.com.
2009 Scotiabank Annual Report      9

Accountability for the company’s actions and results is shared by all employees, and ultimately rests with the Board of Directors, who represent shareholders’ interests.
Our best practices
•	Scotiabank’s Board is led by a non-executive chairman.

•	13 of the Bank’s current 14 directors are independent.

•	The representation of women on the Board stands at 29%.

•	The Bank developed a formal Corporate Governance Policy in 2002, which has been enhanced and re-approved each year since. It is reviewed at least annually.

•	Shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation.

•	All four of the Board’s committees meet independence guidelines in terms of composition.

•	The Board conducts an annual review of its performance and that of its committees.

•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present.

•	An orientation program is in place for all new directors. They also receive a Corporate Governance Information book, which is updated annually and reissued to all directors. All directors participate in the Board’s ongoing education sessions throughout the year.

•	All directors, officers and employees of Scotiabank must acknowledge their adherence annually to the Scotiabank Guidelines for Business Conduct. The Bank has also adopted a Financial Reporting Whistleblower Policy.

•	Directors are expected to hold Bank common shares and/or Director Deferred Share Units with a value not less than $450,000, a level that must be reached within five years of joining the Board.

•	At the 2010 Annual General Meeting of Shareholders, Scotiabank is putting before shareholders its first “say on pay” resolution.
For more information
Please go to www.scotiabank.com in the About Scotiabank section for detailed reports on the following:
•	Corporate Governance Policies.

•	Statement of Disclosure Policy and Practices and Mandate of Disclosure Committee.

•	Director Independence Standards.

•	Members, committees, charters and mandates of the Board of Directors.

•	Director Compensation.

•	Biographies of our executive management team.

•	Notice of Annual Meeting of Shareholders and Management Proxy Circular, which includes information on each of the directors, Board committees and our corporate governance practices.

•	Corporate Social Responsibility Report.

•	The webcast of the annual meeting, archived annual meetings and annual reports.

•	Summary of Significant Corporate Governance Differences.

•	Guidelines for Business Conduct.
Honorary
Directors
Lloyd I. Barber, C.C., S.O.M., LL.D., Ph.D.
Regina Beach, Saskatchewan
Bruce R. Birmingham
Oakville, Ontario
E. Kendall Cork
Hillsburgh, Ontario
Sir Graham Day
Hantsport, Nova Scotia
Peter C. Godsoe, O.C.
Toronto, Ontario
M. Keith Goodrich
Lake Forest, Illinois, U.S.A.
The Honourable
Henry N.R. Jackman, O.C.
Toronto, Ontario
Pierre J. Jeanniot, O.C.
Montreal, Quebec
John J. Jodrey, C.M., D.C.L.
Hantsport, Nova Scotia
Laurent Lemaire
Warwick, Quebec
Gordon F. MacFarlane, O.B.C., LL.D.
Surrey, British Columbia
Gerald J. Maier, O.C.
Calgary, Alberta
Malcolm H.D. McAlpine
London, England
The Honourable
Barbara J. McDougall, P.C., O.C.
Toronto, Ontario
Ian McDougall
Lynbrook, New York
William S. McGregor
Edmonton, Alberta
David E. Mitchell, O.C.
Calgary, Alberta
David Morton
Westmount, Quebec
Helen A. Parker
Sidney, British Columbia
Paul J. Phoenix
Burlington, Ontario
Robert L. Pierce, LL.B, C.M., Q.C.
Calgary, Alberta
David H. Race
Toronto, Ontario
Cedric E. Ritchie, O.C.
Toronto, Ontario
Thomas G. Rust, C.M., LL.D.
Vancouver, British Columbia
Arthur Scace, Q.C.
Toronto, Ontario
Isadore Sharp, O.C.
Toronto, Ontario
Gerald W. Schwartz, O.C.
Toronto, Ontario

*	Honorary directors do not attend meetings of the Board.
10      2009 Scotiabank Annual Report

From left to right
1	Ronald A. Brenneman Mr. Brenneman is Executive Vice Chairman of Suncor Energy Inc. He has been a Scotiabank director since March 28, 2000.

C.J. Chen Mr. Chen is Counsel to Rajah & Tann LLP, a major Singapore law firm. He has been a Scotiabank director since October 30, 1990.

N. Ashleigh Everett Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997.

2	John C. Kerr, C.M., O.B.C., LL.D. Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999.

The Honourable Michael J.L. Kirby, O.C. Mr. Kirby is Chairman of the Mental Health Commission of Canada and a corporate director. He has been a Scotiabank director since March 28, 2000.

3	John T. Mayberry, C.M. Mr. Mayberry is Chairman of the Board of the Bank. He has been a Scotiabank director since March 29, 1994.

Thomas C. O’Neill Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He has been a Scotiabank director since May 26, 2008.

4	Elizabeth Parr-Johnston, C.M., Ph.D., D.Litt. Dr. Parr-Johnston is President of Parr-Johnston Economic and Policy Consultants. She has been a Scotiabank director since October 26, 1993.

Alexis E. Rovzar de la Torre Mr. Rovzar is a Partner of Counsel in the Latin America practice group of White & Case LLP. He has been a Scotiabank director since December 31, 2005.

5	Indira V. Samarasekera, O.C., Ph.D. Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta. She has been a Scotiabank director since May 26, 2008.

Allan C. Shaw, C.M., LL.D. Mr. Shaw is Non-Executive Chairman of the Shaw Group Holding Limited. He has been a Scotiabank director since September 30, 1986.

6	Paul D. Sobey Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999.

Barbara S. Thomas Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004.

Rick Waugh
Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003. He is also a director of certain international subsidiaries of the Bank.
2009 Scotiabank Annual Report      11

Diversity by business lines
       and geography
Scotiabank is committed to being a leading Canadian-based international financial services company. A strategy of diversification — by business line, geography and product — has kept the Bank strong over the long term, and has been a key contributor to its stability during challenging times.
     Scotiabank has long been recognized as Canada’s most international bank, with a rich heritage that goes back 120 years in the Caribbean, and decades in Asia and Latin America. This global reach, and the Bank’s three strong business lines — Canadian Banking, International Banking and Scotia Capital — mean that Scotiabank is well diversified from both earnings and risk perspectives.
     Today, we have 2,686 branches and offices worldwide, and an increasing percentage of our earnings are derived outside of Canada. While the number of countries where Scotiabank is represented has not changed dramatically — some 50 countries on six continents — our international presence has been significantly strengthened in recent years through both acquisitions and organic growth.
2,686 branches worldwide
67,802 employees
Scotiabank has a rich history in the Caribbean region: the Bank has had operations in Jamaica since 1889, Puerto Rico since 1910 and the Dominican Republic since 1920.

Scotiabank has operations in 11 Asian countries, the largest network of any Canadian bank. We also have Canadian banking’s largest network in mainland China.

Scotiabank recently became the first Canadian bank to open representative offices in Istanbul, Turkey, and Moscow, Russia.

Scotia Capital has built upon its unique NAFTA platform to offer service across the region that is unmatched by most other banks.

ScotiaMocatta, the precious metals division of the Scotiabank Group, is a global leader in precious metals trading and finance, with roots dating back to 1671.
12     2009 Scotiabank Annual Report

North American Locations: Canada, Mexico, United States
Central & South American Locations: Belize, Brazil, Chile, Costa Rica, El Salvador, Guatemala, Guyana, Nicaragua, Panama, Peru, Venezuela
Caribbean Locations: Anguilla, Antigua and Barbuda, Bahamas, Barbados, British Virgin Islands, Cayman Islands, Dominica, Dominican Republic, Grenada, Haiti, Jamaica, Netherlands Antilles and Aruba, Puerto Rico, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent and the Grenadines, Trinidad and Tobago, Turks and Caicos, U.S. Virgin Islands
European & Middle Eastern Locations: Egypt, Ireland, Russia, Turkey, United Arab Emirates, United Kingdom
Asia/Pacific Locations: Australia; China; Hong Kong SAR, People’s Republic of China; India; Japan; Korea (Republic of); Malaysia; Singapore; Taiwan; Thailand; Vietnam
2009 Scotiabank Annual Report      13

As a new landscape emerges, we are guided by our five strategic priorities: sustainable revenue growth, capital management, leadership, prudent risk management and appetite, and efficiency and expense management. On the following pages are some examples of our strategic priorities in action across the Bank in 2009.
Photos
1)	Leadership: We are all responsible (from left): Information Technology & Solutions employees Dennis Rutherford, Mark Richardson, Cher Mok and Laura Hugill use a new program to learn more about the Bank’s leadership strategy.

2)	Customers such as Rocío del Pilar Arévalo Charles (shown with her daughter, Rosita) choose Scotiabank for our exceptional service and advice. Rocío has financed both her home and car through Scotiabank Peru.

3)	Manuel Pino Gilardi (right) is part of Scotiabank’s International Associate Program and currently works with Scotiabank in Peru. He is shown here with Scotiabank Peru’s Eduardo Gómez de la Torre.
14     2009 Scotiabank Annual Report

Sustainable revenue growth comes from our ability to build relationships with our customers, and attract new ones. We do this by providing them with exceptional advice and service.
One-stop shopping — Scotiabank recently enhanced one-stop shopping for its NAFTA clients by launching ScotiaGlobal electronic banking, an Internet-based cash management platform that allows customers to manage their accounts across the three countries.
New technology — Three Caribbean contact centres — in Jamaica, Trinidad and the Dominican Republic — implemented new technology that will help employees in 21 Caribbean countries serve their customers better, in branches, online and over the telephone.
Building energy capability — Scotia Capital’s Global Energy Solutions teams in the U.S. and U.K. acquired technology and people from Union Bank of Switzerland (UBS) to build our capabilities and support our objective of being recognized as a global leader in energy.
Exciting new Visa card — We launched the new Scotia Momentum Visa card, which offers customers convenience, worldwide acceptance, and up to 2% cash back from their eligible purchases.
StartRight enhanced — We enhanced the StartRight Program to provide more financial tools and resources that will meet the specialized banking needs of newcomers to Canada — a growing customer segment.
Shopping for precious metals online — ScotiaMocatta, our precious metals division, launched Canada’s first full-service online precious metals delivery channel, which makes it easy and convenient for Canadian customers to purchase gold and silver online and have it securely delivered to their home.
Building our insurance business — We expanded our suite of insurance products and services to include a new home and auto insurance program, as well as additional life and health products, and a new, convenient online experience. We also opened a ScotiaLife Financial insurance centre in Mississauga, Ontario.
Improving the customer experience — We have launched an updated Sales and Service 2.0 initiative across 18 English Caribbean countries. This initiative’s broad range of technical and operational changes allow us to better meet the changing needs of our customers.
Partnering with our customers: Cervelo — In recent years, road/triathlon bicycles designed and distributed by Canadian-based Cervelo Cycles Inc. have become highly sought after by both serious competitors and weekend enthusiasts. The fastest-growing bicycle company globally credits its relationship with Scotiabank as a key component of its success.
Aerodom — Teamwork and expertise from across the Scotiabank Group, coupled with our deep knowledge of the Latin American market, led to outstanding results in a unique, seven-year, multi-structure financing deal that Scotia Capital co-led for Aerodom, a Mexican company that purchased several airports in the Dominican Republic.
2009 Scotiabank Annual Report     15

Scotiabank is committed to maintaining a solid capital base to support the risks associated with our diversified businesses, while still providing investors with superior returns.
Scotiabank’s approach — We actively manage our capital to support the execution of our business strategies. Our goal is to achieve the lowest cost of capital by managing its mix and by building our base through earnings and selective capital issues.
Return on equity — With an industry-leading return on equity of 16.7%, the Bank has proven its ability to generate substantial returns while maintaining its strong capital position.
Internal capital — During 2009, we generated internal capital of $1.4 billion. Furthermore, over the last five years, Scotiabank has generated $8.7 billion of internal capital, while raising dividends by 78%.
Risk and capital — We have strengthened the link between risk and capital through our internal capital adequacy assessment process. Stress testing is a crucial component of assessing our capital adequacy and ensuring the safety and soundness of the Bank.
Shareholder participation — Scotiabank’s Shareholder Dividend and Share Purchase Plan allows existing shareholders to reinvest dividends from common and preferred shares and interest from subordinated indebtedness of the Bank, into common shares of the Bank, at a 2% discount to the average market price. By participating in the plan, shareholders can increase their ownership at a reduced cost and without commissions, while providing the Bank with a cost-effective source of capital.
Capital deployment — Disciplined asset growth is also key to capital management. We pursue opportunities to build our businesses, but do so with risk management discipline, ensuring that assets contribute appropriate risk-adjusted returns.
Capital, and how we manage it, is key to our business. It provides safety and soundness for our customers’ deposits, and it fuels our growth.
16     2009 Scotiabank Annual Report

Scotiabank’s success depends on having the right leaders to execute our strategy. For this reason, leadership remains one of our strategic priorities. Our leadership strategy continues to build competitive advantage through comprehensive development programs and tools.
Leadership recognition — Scotiabank was named a “Company to Watch” — one of only five companies in a “Special Recognition” category for the 2009 Global Top Companies for Leaders survey, compiled by Hewitt and Fortune magazine, and the only Canadian company to be recognized in any category.
Our international platform uniquely positions us to source talent from around the globe. We continue to implement rigorous processes to identify and develop our emerging leaders, wherever we find them:
Talent profiles — In 2009, we implemented global talent management technology, which includes talent profiles. These provide us with a better understanding of the depth and breadth of our global talent pool, and allow us to be more proactive in the development of our emerging leaders.
International Associate Development Program — International Banking has a formal program to develop future leaders of the Bank who will be capable of assuming increasingly senior positions in a variety of international settings.
Across the Bank, we have introduced leadership development programs specific to our business lines and other groups:
Optimizing talent — Scotia Capital is providing tools to help managers optimize available talent and strengthen employee engagement through improved communication and alignment between strategy and employee performance.
“Leadership: We Are All Responsible” — Employees in our Information Technology & Solutions (IT&S) group are using a new interactive learning program that outlines the Bank’s leadership strategy and supporting programs. The program helps establish a consistent understanding of how leadership is defined at Scotiabank and the competencies associated with this key area.
Providing leadership advice — Canadian Banking has established a leadership advisory council to provide their executive team with strategic advice on key topics.
Accelerating development — A Leadership Steering Committee was set up to ensure International Banking’s global leadership strategy is implemented and sustained. Members are senior leaders representing a cross-section of functions, countries and cultures.
2009 Scotiabank Annual Report     17

At Scotiabank, we are known for our robust risk management culture, characterized by a conservative approach and rigorous processes. We make a point of knowing our customers. But at the heart of our strength is experience and good judgment.
Stress testing — Scotiabank made significant progress in making our stress testing programs more robust and comprehensive. Stress testing was conducted at the enterprise level to examine how potentially severe economic conditions would affect the Bank’s overall income statement and capital position.
Risk appetite framework — Building upon an already well-defined risk appetite, we developed a comprehensive risk appetite framework based on risk principles, strategic principles, governing financial objectives and risk appetite measures. By integrating these key dimensions in an enterprise-wide framework, our overall approach to governing the Bank’s risk-taking activities has been strengthened.
Industry-leading risk management initiative — We launched the FICO® TRIAD® adaptive control system in Peru and Mexico. This global account management solution optimizes profitability and increases diligence in credit management of the retail lending portfolio at the customer level. We also plan to implement TRIAD in other countries in the region, enhancing information reporting and leading to a greater sharing of best practices.
Specialized situations teams — Scotia Capital has implemented special situations teams in the U.S. (where the largest credit risk issues are expected) to bolster success in workout situations.
New fraud-monitoring tool — Canadian Banking continues to fine-tune its industry-leading best practices for risk management, which have served us well during the recent economic downturn. We implemented a new fraud monitoring tool that dynamically shares data with other financial institutions to further improve our ability to mitigate fraud risk while maintaining access to credit for quality Canadian borrowers.
Strong risk leadership — To reflect the Bank’s strong commitment to prudent risk management, we made several important changes to our risk leadership team, including elevating our Chief Risk Officer to the broader role of Group Head, Risk & Treasury (Brian Porter); creating a Chief Credit Officer role within the Bank’s executive management team (Stephen Hart); and adding a new Executive Vice-President role to oversee retail credit risk and special accounts management (Jane Rowe).

® Registered Trademark of Fair Isaac Corporation
18     2009 Scotiabank Annual Report

Across the Bank, we are introducing new technology and forming specialized teams to increase our effectiveness.
Expense management is a traditional strength at Scotiabank — and today, it’s more important than ever. While revenue growth is ultimately decided by our customers, expenses are something we can control. Across Scotiabank, we are carefully monitoring our spending and looking for ways to improve productivity by being innovative and doing more with less.
Award-winning system — This year, we rolled out LEAP Retail, a new best-in-class retail Internet banking system servicing customers across 20 countries in the Caribbean region. Its innovative use of technology and a customer-centric approach resulted in the Bank being named “Best Consumer Internet Bank” in Jamaica and the Dominican Republic, as part of the 2009 Global Finance World’s Best Internet Bank Awards.
Metro McGill branch — We opened a new full-service branch inside the Metro McGill station in the heart of downtown Montreal — an innovative and non-traditional branch concept in a space-conscious environment.
Mexico Transforma — We have invested in a multi-year project to upgrade our banking systems in Mexico to enhance the flexibility, capabilities and operability of our systems to support growth and to drive efficiencies for our operations.
Paperless banking — Scotiabank has converted 1,300,000 accounts to paperless banking. Besides minimizing the impact to the environment, this initiative is saving the Bank more than $4.2 million annually.
Centralized group increases productivity — The establishment of a centralized Credit Analytics Group has led to improved overall productivity and better quality, more consistent work processes in our Canadian Corporate Banking division. The feasibility of expanding this improved operating model during fiscal 2010 is now being evaluated.
New Canadian payroll system — The Bank implemented a much more efficient new payroll system in Canada that will decrease response times and reduce the need for manual processing and the amount of paper generated by the system, thereby supporting Scotiabank’s commitment to the environment. As well, it’s a global payroll platform that can be extended to some of our international locations, increasing our consistency and cost effectiveness.
2009 Scotiabank Annual Report     19

Scotiabank supports micro-entrepreneurs like Teresa Olmedo (right) with access to credit through its micro-finance programs in Chile. Looking on is Scotiabank Sud Americano’s Vivian Shinya.
Some highlights of 2009 achievements:
•	DJSI World: Scotiabank joined a group of only 11 blue-chip Canadian companies that made the 2009 Dow Jones Sustainability World Index (DJSI World).
•	Environmental Policy: The Board of Directors approved an updated Environmental Policy, which describes the general policies and principles that we use to manage matters arising from environmental considerations. The policy covers a variety of issues, such as environmental compliance, environmental credit risk, environmental impacts of the Bank’s operations and engaging employees on environmental issues.

•	ScotiaGreen site: We introduced a new internal website designed to help Bank employees reduce the amount of paper used on a day-to-day basis while supporting the Bank’s long-term paper reduction goals. The site houses tips, tools and other paper-saving information to help employees reduce their consumption.

•	Canada’s Best Diversity Employers: Scotiabank joined the ranks of Canada’s Best Diversity Employers for 2009, ranking among the top 35. In particular, judges highlighted the Bank’s programs to support the advancement of women, and recruit a diverse workforce, as well as our employee networking groups, such as ScotiaWomen’s Connection.

•	Scotia Aboriginal Network (SAN): In August, Scotiabank launched the Scotia Aboriginal Network (SAN). This employee resource group, made up of Aboriginal employees and their colleagues, provides an interactive employee forum to help attract and retain Aboriginal people within the Bank.

•	50 Best Employers in Canada: Scotiabank was named one of Canada’s 50 best employers by The Globe & Mail Report on Business Magazine for the fifth consecutive year.
•	International Women’s Day: Scotiabank celebrated by hosting local women’s groups at our offices in Toronto to represent, share and inform the public about the work they do. We also marked the day in Bahamas, Barbados, Belize, Chile, Costa Rica, Dominican Republic, El Salvador, Jamaica, Mexico and Puerto Rico by supporting local women’s organizations and recognizing the important role women play in strengthening their communities.
•	University partnership: International student exchanges were the focus of a partnership between the Guanghua School of Management at Peking University and the Schulich School of Business at York University. The Scotiabank Scholarships in International Business support a dual degree program for Chinese and Canadian students that align well with our international business objectives, as well as our commitment to support the communities in which our employees live and work.
For more information, please visit CSR at Scotiabank on www.scotiabank.com.
20     2009 Scotiabank Annual Report

Management’s Discussion and Analysis >
Table of Contents >

22	Forward-looking statements
23	2009 financial highlights

Overview
24	Financial results
24	Items of note
25	Outlook
25	Shareholder returns
26	Impact of foreign currency translation
27	Impact of acquisitions
27	Non-GAAP measures

Group Financial Performance
28	Total revenue
28	Net interest income
29	Other income
32	Non-interest expenses
32	Taxes
32	Non-controlling interest
32	Credit quality
35	Fourth quarter review
36	Summary of quarterly results

Group Financial Condition
37	Balance sheet
38	Capital management
43	Off-balance sheet arrangements
46	Financial instruments
47	Selected credit instruments

Business Lines
51	Overview
52	Canadian Banking
55	International Banking
58	Scotia Capital
61	Other

Risk Management
62	Overview
65	Credit risk
68	Market risk
73	Liquidity risk
75	Operational risk
75	Reputational risk
76	Environmental risk

Controls and Accounting Policies
77	Controls and procedures
77	Critical accounting estimates
81	Changes in accounting policies
82	Transition to International Financial Reporting Standards (IFRS)
82	Related party transactions

Supplementary Data
83	Geographic information
85	Credit risk
90	Capital
91	Revenues and expenses
92	Other information
94	Eleven-year statistical review
2009 Scotiabank Annual Report     21

Management’s Discussion and Analysis
Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2009 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov
December 8, 2009
22     2009 Scotiabank Annual Report

MD&A > Overview
■	T1 2009 financial highlights

As at and for the years ended October 31	2009	2008	2007	2006	2005

Operating results ($ millions)
Net interest income	8,328	7,574	7,098	6,408	5,871
Net interest income (TEB(1))	8,616	7,990	7,629	6,848	6,197
Total revenue	14,457	11,876	12,490	11,208	10,400
Total revenue (TEB(1))	14,745	12,292	13,021	11,648	10,726
Provision for credit losses	1,744	630	270	216	230
Non-interest expenses	7,919	7,296	6,994	6,443	6,043
Provision for income taxes	1,133	691	1,063	872	847
Provision for income taxes (TEB(1))	1,421	1,107	1,594	1,312	1,173
Net income	3,547	3,140	4,045	3,579	3,209
Net income available to common shareholders	3,361	3,033	3,994	3,549	3,184

Operating performance
Basic earnings per share ($)	3.32	3.07	4.04	3.59	3.19
Diluted earnings per share ($)	3.31	3.05	4.01	3.55	3.15
Return on equity(1) (%)	16.7	16.7	22.0	22.1	20.9
Productivity ratio (%) (TEB(1))	53.7	59.4	53.7	55.3	56.3
Net interest margin on total average assets (%) (TEB(1))	1.68	1.75	1.89	1.95	2.00

Balance sheet information ($ millions)
Cash resources and securities	160,572	125,353	118,030	118,878	93,964
Loans and acceptances	275,885	300,649	238,685	212,329	178,003
Total assets	496,516	507,625	411,510	379,006	314,025
Deposits	350,419	346,580	288,458	263,914	217,445
Preferred shares	3,710	2,860	1,635	600	600
Common shareholders’ equity	21,062	18,782	17,169	16,947	15,482
Assets under administration	215,097	203,147	195,095	191,869	171,392
Assets under management	41,602	36,745	31,403	27,843	26,630

Capital measures(2)
Tier 1 capital ratio (%)	10.7	9.3	9.3	10.2	11.1
Total capital ratio (%)	12.9	11.1	10.5	11.7	13.2
Common equity to risk-weighted assets (%)	9.7	8.3	7.8	8.8	9.7
Tangible common equity to risk-weighted assets(1)(3) (%)	8.2	6.6	7.4	8.3	9.3
Risk-weighted assets ($ millions)	221,656	250,591	218,337	197,010	162,799

Credit quality
Net impaired loans(4) ($ millions)	2,563	1,191	601	570	681
General allowance for credit losses ($ millions)	1,450	1,323	1,298	1,307	1,330
Sectoral allowance ($ millions)	44	—	—	—	—
Net impaired loans as a % of loans and acceptances(2)	0.93	0.40	0.25	0.27	0.38
Specific provision for credit losses as a % of average loans and acceptances	0.54	0.24	0.13	0.14	0.16

Common share information
Share price ($)
High	49.19	54.00	54.73	49.80	44.22
Low	23.99	35.25	46.70	41.55	36.41
Close	45.25	40.19	53.48	49.30	42.99
Shares outstanding (millions)
Average – Basic	1,013	987	989	988	998
Average – Diluted	1,016	993	997	1,001	1,012
End of period	1,025	992	984	990	990
Dividends per share ($)	1.96	1.92	1.74	1.50	1.32
Dividend yield (%)(5)	5.4	4.3	3.4	3.3	3.3
Market capitalization ($ millions)	46,379	39,865	52,612	48,783	42,568
Book value per common share ($)	20.55	18.94	17.45	17.13	15.64
Market value to book value multiple	2.2	2.1	3.1	2.9	2.7
Price to earnings multiple	13.6	13.1	13.2	13.7	13.5

Other information
Employees	67,802	69,049	58,113	54,199	46,631
Branches and offices	2,686	2,672	2,331	2,191	1,959

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(3)	Certain comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to non-GAAP measures on page 27.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Based on the average of the high and low common share price for the year.
2009 Scotiabank Annual Report     23

Management’s Discussion and Analysis
MD&A Overview
Financial results
Scotiabank’s net income in 2009 was $3,547 million, an increase of $407 million or 13% from last year. Earnings per share (diluted) were $3.31 versus $3.05 in 2008. Return on equity was 16.7%, as shown in Chart 3.
     The Bank’s earnings continued to be affected by the volatility in global financial markets and weakness in global credit quality. Notwithstanding the challenges, each of the Bank’s three business lines had record earnings in 2009.
     Total revenues were $14,745 million (on a taxable equivalent basis), a strong increase of $2,453 million or 20% from 2008. Net interest income (TEB) increased $626 million or 8% in 2009 primarily from the favourable change in fair value of financial instruments used for asset/liability management and the positive impact of foreign currency translation. Also contributing to the increase was strong asset growth across all divisions, acquisitions and wider spreads in the corporate loan portfolio. Partially offsetting was an increase in liquidity costs and a decline in tax-exempt dividends.
     Other income was a record $6,129 million in 2009, up $1,827 million or 42% from last year. The increase reflects the significant charges taken in 2008 and the positive impact of foreign currency translation, which were partly offset by valuation adjustments taken in 2009. There were record trading revenues in Scotia Capital, and higher revenues from credit fees, underwriting, securitization and acquisitions. Partly offsetting, retail brokerage fee revenues were weaker, reflecting a slow down in customer activity.
     Non-interest expenses rose 9% over last year, including a negative impact from foreign currency translation. The increase was driven primarily by acquisitions and expenditures to support business growth as well as higher performance based compensation. The productivity ratio of 53.7% was an improvement from last year’s 59.4%.
     The provision for credit losses was $1,744 million, a significant increase of $1,114 million from last year, driven primarily by global economic conditions. Higher provisions were evenly distributed across all business lines. In addition, the general allowance was increased, and a sectoral allowance was established to reflect the deterioration in the automotive industry sector.
     The overall tax rate was 23.6% in 2009 up from 17.5% last year due largely to lower tax-exempt dividends and higher adjustments to future tax assets.
     The Bank’s capital position remains strong with increases in internally generated capital, and proactive issuance of capital, particularly preferred shares and subordinated debentures. The Tier 1 capital ratio, at 10.7%, and Total capital ratio at 12.9% remained well above the regulatory minimums and strong by international standards.
Items of note
The Bank incurred charges of $586 million ($400 million after-tax) in 2009 or approximately $0.39 per share as shown in Table 2. This compares to charges of $1,221 million ($822 million after-tax) last year. The charges this year were from valuation adjustments while the charges in 2008 included valuation adjustments, trading counterparty losses and mark-to-market losses relating to interest rate derivatives used for asset/liability management (ALM) hedging.
     In 2008, many of the Bank’s structured credit investments required valuation adjustments to writedown to fair value, with a resultant charge to the income statement.
24     2009 Scotiabank Annual Report

MD&A > Overview
There was a relatively small negative net valuation adjustment of $11 million in 2009 on collateralized debt and loan obligations (CDOs/CLOs). Writedowns of available-for-sale (AFS) securities were $575 million ($392 million after-tax) in 2009, as a result of the ongoing weakness in the economy and the decline in equity and bond markets.
Outlook
The global economy is transitioning from recession to recovery, although the return to positive growth is far from robust and highly uneven among countries, regions, and sectors. Many of the large developed nations are recording modest to moderate growth.
     A number of positive factors should continue to support a gradual strengthening of global growth including government incentives to stimulate the economy, very low borrowing costs, a rebound in commodities and emerging markets and a gradual revival in consumer demand.
     Given this economic backdrop, the Bank expects continued growth in 2010 with solid contributions from each of its business lines.
Shareholder returns
The Bank delivered a strong total shareholder return of 18.8% in 2009, as shown in Table 3.
     The compound annual return on the Bank’s shares over the past five years averaged 7% and 14% over the past 10 years. This exceeded the compound annual return of the S&P/TSX Composite Index of 6% over the past 10 years, as shown in Chart 4. The Bank remains focused on achieving sustainable, long-term earnings growth and a high return on equity.
     The Bank maintained its quarterly dividend in 2009. For the year, dividends per share totaled $1.96, an increase of 2% from 2008.
     The Bank’s ROE was 16.7%. The 2009 ROE was negatively impacted by changes in accounting policy adopted during the year. Certain debt securities were reclassified to loans and carried at amortized cost. As a result, the Bank recorded a net increase of $595 million to accumulated other comprehensive income. The net impact on ROE as a result of this change was a decrease of approximately 50 basis points.
■	T2 Items of note

For the years ended October 31
($ millions, except EPS)	2009		2008
	Pre-tax	After-tax	Pre-tax	After-tax

Valuation adjustments
CDOs/CLOs	$(11)	$(8)	$(516)	$(342)
SIVs/ABCP	—	—	(107)	(72)
Other AFS securities	(575)	(392)	(217)	(150)
Trading counterparty losses
Lehman Brothers	—	—	(171)	(117)
Other	—	—	(48)	(32)
ALM hedging	—	—	(162)	(109)

	$(586)	$(400)	$(1,221)	$(822)

EPS impact		$(0.39)		$(0.82)

By Business Line:
International Banking	$(65)	$(36)	$(147)	$(128)
Scotia Capital	(62)	(46)	(632)	(382)
Other	(459)	(318)	(442)	(312)

Total	$(586)	$(400)	$(1,221)	$(822)

By Income Statement Line:
Securities gains/(losses)	$(595)		$(783)
Trading revenues	—		(219)
Net interest income	—		(162)
Other/Other income	9		(57)

Total	$(586)		$(1,221)

2009 Scotiabank Annual Report     25

Management’s Discussion and Analysis
Impact of foreign currency translation
The movement in whole year foreign currency average exchange rates had a positive impact on the Bank’s earnings in 2009. On average, the Canadian dollar depreciated 12% relative to the U.S. dollar, 9% against the Peruvian sol and against many other currencies in which the Bank conducts its business. The Canadian dollar strengthened against the Mexican peso (11%) and the Jamaican dollar. Changes in the average exchange rates affected net income, as shown in Table 4.
Impact of acquisitions
The Bank made a number of acquisitions in 2008 and 2009 which contributed to growth in Canada and in its International operations. The impact on selected income statement categories is shown in Table 5.
■	T3 Total shareholder return

For the years ended October 31	2009	2008	2007	2006	2005	5-yr CAGR(1)

Closing market price per common share ($)	45.25	40.19	53.48	49.30	42.99	2.7%
Dividends paid ($ per share)	1.96	1.92	1.74	1.50	1.32	12.2%
Dividends paid (%)	4.9	3.6	3.5	3.5	3.3
Increase (decrease) in share price (%)	12.6	(24.9)	8.5	14.7	8.6
Total annual shareholder return (%)(2)	18.8	(21.6)	12.2	18.4	12.1	6.8%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
■	T4 Impact of foreign currency translation

Average exchange rate	2009	2008	2007

U.S. dollar/Canadian dollar	0.855	0.974	0.909
Mexican peso/Canadian dollar	11.585	10.473	9.968

	2009	2008	2007
Impact on income ($ millions except EPS)	vs. 2008	vs. 2007	vs. 2006

Net interest income	$235	$(221)	$(119)
Other income	111	(80)	(80)
Non-interest expenses	(55)	146	77
Other items (net of tax)	(84)	51	40

Net income	$207	$(104)	$(82)
Earnings per share (diluted)	$0.20	$(0.10)	$(0.08)

Impact by business line ($ millions)
International Banking	$82	$(83)	$(37)
Scotia Capital	$103	$(7)	$(19)
Canadian Banking	$16	$(21)	$(4)
Other	$6	$7	$(22)

■	T5 Impact of acquisitions(1)

($ millions)	2009	2008

Net interest income	$629	$276
Other income	352	99
Non-interest expenses	(455)	(202)
Other items (net of tax)	(210)	(46)

Net income	$316	$127

(1)	Includes acquisitions and investments in associated corporations made in 2008 and 2009, excluding funding costs.
26     2009 Scotiabank Annual Report

MD&A > Overview
Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes for 2009 was $288 million versus $416 million in the prior year.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank attributes capital to its business lines based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business line. The amount of risk capital attributed is commonly referred to as economic equity. Return on equity for the business lines is based on the economic equity attributed.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by The Office of the Superintendent of Financial Institutions Canada (OSFI).
2009 Scotiabank Annual Report     27

Management’s Discussion and Analysis
Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $14,745 million in 2009, a substantial increase of $2,453 million or 20% from the prior year, including a $346 million positive impact from foreign currency translation. The increase was primarily from significantly stronger revenues in many categories of other income including trading revenues, credit fees, investment banking revenues and securitization revenues. Interest income rose year over year primarily from the positive impact of changes in fair value of financial instruments used for asset/liability management purposes, the positive impact of foreign currency translation and higher corporate lending spreads.
     Canadian Banking revenues grew 9% over last year, primarily in net interest income from volume growth and a slightly wider margin. Other income included revenue growth from the investment in CI Financial.
     International Banking revenues rose 14%, about half of which was from acquisitions and a favourable impact of foreign currency translation. Revenues rose in Asia from asset growth, wider spreads and charges due to valuation adjustments in 2008. In the Caribbean, higher volumes were the main contributor.
     In Scotia Capital, revenues almost doubled, rising 95% from 2008 with record revenues in fixed income, institutional equity and precious metals operations. There were also strong revenues in foreign exchange. The corporate bank recorded higher revenues due to average loan growth, wider spreads and higher credit fees.
     Revenues in the Other segment were lower, due to lower net interest income, partly offset by higher securitization gains.
Net interest income
Net interest income (on a taxable equivalent basis) was $8,616 million in 2009, up $626 million or 8% over last year. This increase includes the positive impact of $283 million from changes in the fair value of financial instruments used for asset/liability management, $235 million from foreign currency translation and wider corporate lending spreads, partly offset by lower tax-exempt dividend income of $128 million. Excluding these items, underlying interest income was up a modest $69 million or 1%, as higher spreads in most businesses were partly offset by increased liquidity costs and higher interest costs on subordinated debentures.
     The growth in average assets of $58 billion or 13% was mainly in non-earning assets ($16 billion or 37%), personal lending ($14 billion or 31%), and business and government lending ($13 billion or 13%).
     Canadian Banking’s average assets grew by 10% or $17 billion, primarily in mortgages and personal credit lines. There was also strong growth in personal auto loans. Growth in average assets also reflected the investment in CI Financial and the acquisition of E*TRADE Canada.
     International Banking’s average asset growth was $10 billion or 13%. Growth occurred in both personal and business lending in Peru and the Caribbean, as well as business lending in Asia.
     Scotia Capital’s average earning assets grew by $6 billion or 5% compared to last year, primarily in U.S. corporate lending, with more moderate growth in Europe and Canada.
     The Bank’s net interest margin was 1.68%, down from 1.75% last year. The decline was due primarily to lower tax-exempt dividend income, higher volumes of non-earning assets, higher liquidity costs and interest on subordinated debentures. As well, the lower Canadian interest rate environment resulted in increased customer preference for the lower yielding variable rate mortgages.
     These factors were partially offset by a favourable change in the fair value of financial instruments used for asset/liability management purposes, wider spreads in U.S. corporate lending and a wider margin in Canadian
28     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
Banking. International Banking’s margins improved slightly year over year, particularly in business lending in Asia and in Peru.
Outlook
The Bank’s net interest income is expected to increase in 2010, driven by moderate asset growth and a wider margin, which should more than offset any unfavourable impact from a stronger Canadian dollar.
     The net interest margin is expected to benefit from wider whole year spreads on Canadian floating rate assets and the corporate lending portfolio.
Other income
Other income was a record $6,129 million in 2009, a strong increase of $1,827 million or 42% from 2008, including a positive impact of $111 million from foreign currency translation. This increase primarily reflected significantly stronger trading revenues, higher credit fees, securitizations and investment banking revenues. Other income in 2009 was reduced by certain valuation adjustments which totaled $586 million, versus $1,059 million in 2008 (which included valuation adjustments and a charge related to Lehman Brothers).
     Card revenues were a record $424 million in 2009, an increase of 7% from last year, entirely in membership fees. International card revenues increased by 14% year over year due to the full year impact of the acquisition in Peru, as well as growth throughout the Caribbean.
     Revenues from deposit and payment services earned from retail, commercial and corporate customers grew by 5% to $905 million. Canadian Banking revenues were 4% higher than the previous year and International Banking revenues rose 10%, mainly in Peru and Chile.
     Mutual fund fees were a record $371 million, an increase of 17% from 2008, entirely attributable to the investment in CI Financial. Excluding CI Financial, fees fell from a combination of lower average balances due to market conditions and the shift out of longer term funds which earn higher management fees. In addition, DundeeWealth revenues in 2009 included a writedown on certain debt instruments. Fees in International Banking were flat year over year.
■	T6 Net interest income and margin(1)

($ millions,
except percentage amounts)	2009	2008	2007	2006	2005

Average assets	513,149	455,539	403,475	350,709	309,374
Net interest income(1)	8,616	7,990	7,629	6,848	6,197
Net interest margin	1.68%	1.75%	1.89%	1.95%	2.00%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.
■	T7 Average balance sheet(1) and interest margin

	2009		2008
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$37.7	1.28%	$29.2	3.71%
Securities	104.4	4.19	95.9	5.24
Securities purchased under resale agreements	18.4	2.13	19.7	4.00
Loans:
Residential mortgages	107.6	4.39	108.9	5.50
Personal and credit cards	59.4	7.08	45.2	8.68
Business and government	112.7	4.48	100.0	5.92

	279.7	5.00	254.1	6.23

Total earning assets	440.2	4.37	398.9	5.70
Customers’ liability under acceptances	12.0	—	12.2	—
Other assets	60.9	—	44.4	—

Total assets	$513.1	3.75%	$455.5	4.99%

Liabilities and shareholders’ equity
Deposits:
Personal	$122.5	2.74%	$108.9	3.32%
Business and government	202.8	2.32	182.4	4.06
Banks	24.1	1.19	30.8	3.63

	349.4	2.39	322.1	3.77

Obligations related to securities sold under repurchase agreements	40.8	1.66	30.6	4.23
Subordinated debentures	5.5	5.18	3.1	5.40
Capital instrument liabilities	0.5	7.36	0.5	7.36
Other interest-bearing liabilities	28.8	4.41	28.1	3.97

Total interest-bearing liabilities	425.0	2.50	384.4	3.84
Other liabilities including acceptances	64.4	—	50.7	—
Shareholders’ equity	23.7	—	20.4	—

Total liabilities and equity	$513.1	2.07%	$455.5	3.24%

Net interest margin		1.68%		1.75%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 27.
■	T8 Trading revenue

Taxable equivalent basis(1)
For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Reported in:
Other income	$1,057	$188	$450	$637	$594
Net interest income	423	417	519	394	340

Total trading revenue	$1,480	$605	$969	$1,031	$934

By trading products:
Securities trading	$572	$(27)	$65	$145	$175
Foreign exchange and precious metals trading	534	384	323	301	295
Derivatives trading	374	248	581	585	464

Total trading revenue	$1,480	$605	$969	$1,031	$934

% of total revenues
(net interest income plus other income)	10%	5%	7%	9%	9%

(1)	Refer to the non-GAAP measures on page 27.
2009 Scotiabank Annual Report     29

Management’s Discussion and Analysis
     Revenues from investment management, brokerage and trust services were $728 million, a decline of $32 million or 4% from last year. ScotiaMcLeod full service brokerage revenues fell as a result of lower fee based revenues, mutual fund trailer fees and brokerage trading commissions. This was partly offset by the full year impact of the acquisition of E*TRADE Canada.
     After four years of relatively steady performance, credit fees rose a substantial 49% year over year to $866 million. Acceptance fees were significantly higher in both Scotia Capital and Canadian Banking as average acceptance fee rates reached record levels. Fees related to syndication, letters of guarantee, and standby loans were also higher in Scotia Capital.
     Trading revenues of $1,057 million rose a significant $869 million over last year. Foreign Exchange trading revenues rose $62 million with strong growth in International Banking (primarily Mexico and Chile) more than offsetting a decline in Scotia Capital (from record levels in 2008). Precious metals were a record $249 million, an increase of $89 million or 55% reflecting the appreciation and volatility of gold prices. Gains on trading securities rose a substantial $476 million, primarily in Scotia Capital fixed income and institutional equity businesses, as well as in Chile and Mexico. Derivatives trading results improved by $242 million year over year as 2008 included the charge related to Lehman Brothers.
     Investment Banking revenues were a record $993 million, a 39% increase from last year. New issue fees rebounded from weak market activity in 2008. Non-trading foreign exchange revenues rose $59 million or 19% year over year, primarily in International Banking.
     There was a net loss on securities of $412 million, compared to a loss of $374 million in 2008. In 2009, there were writedowns and valuation adjustments on available-for-sale securities of $586 million as a result of the ongoing uncertainty in the economy and volatility in equity and bond markets. In addition, an equity investment was written down in International Banking. In 2008, writedowns and valuation adjustments were $783 million.
     Securitization revenues of $409 million were $279 million higher than 2008 due to an increased level of participation in the Canada Mortgage Bond and Insured Mortgage Purchase Programs.
     Other revenues rose $61 million or 8% from the previous year as 2009 included the full year impact of revenues from acquisitions.
Outlook
The Bank expects increases in several revenue categories in 2010, including mutual funds and retail brokerage, along with modest growth in retail and commercial revenues. In addition, there should be fewer securities writedowns. Trading and investment banking revenues are likely to be somewhat lower compared to the record performance in 2009.
■ T9 Other income

						2009
						versus
For the fiscal years ($ millions)	2009	2008	2007	2006	2005	2008

Card revenues	$424	$397	$366	$307	$251	7%

Deposit and payment services
Deposit services	707	675	652	622	581	5
Other payment services	198	187	165	144	120	6

	905	862	817	766	701	5

Mutual funds	371	317	296	241	193	17

Investment management, brokerage and trust services
Retail brokerage	507	538	553	481	427	(6)
Investment management and custody	94	96	87	70	62	(2)
Personal and corporate trust	127	126	120	115	111	1

	728	760	760	666	600	(4)

Credit fees
Commitment and other credit fees	658	436	403	414	436	51
Acceptance fees	208	143	127	116	106	45

	866	579	530	530	542	49

Trading revenues	1,057	188	450	637	594	100 +

Underwriting fees and other commissions	620	402	498	453	493	54

Foreign exchange, other than trading	373	314	239	206	187	19

Net gain (loss) on securities, other than trading	(412)	(374)	488	371	414	(10)

Securitizaton revenues	409	130	34	43	79	100 +

Other	788	727	914	580	475	8

Total other income	$6,129	$4,302	$5,392	$4,800	$4,529	42%

Percentage increase (decrease) over previous year	42%	(20)%	12%	6%	5%

30     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
■	T10 Non-interest expenses and productivity

						2009
						versus
For the fiscal years ($ millions)	2009	2008	2007	2006	2005	2008

Salaries and employee benefits
Salaries	$2,676	$2,549	$2,315	$2,100	$1,963	5%
Performance-based compensation	1,035	913	1,017	936	880	13
Stock-based compensation	79	89	133	164	140	(12)
Pensions and other employee benefits	554	558	518	568	505	(1)

	4,344	4,109	3,983	3,768	3,488	6

Premises and technology
Net premises rent	243	217	197	181	176	12
Premises repairs and maintenance	87	83	75	60	50	5
Property taxes	72	65	65	61	61	12
Computer equipment, software and data processing	687	650	603	549	519	6
Depreciation(1)	234	208	203	184	171	12
Other premises costs	220	194	192	171	169	13

	1,543	1,417	1,335	1,206	1,146	9

Communications
Telecommunications	80	79	73	68	64	1
Stationery, postage and courier	266	247	227	208	191	8

	346	326	300	276	255	6

Advertising and business development
Advertising and promotion	202	206	193	126	139	(2)
Travel and business development	105	114	118	106	93	(8)

	307	320	311	232	232	(4)

Professional	216	227	227	174	186	(5)

Business and capital taxes
Business taxes	129	90	107	98	91	44
Capital taxes	48	26	36	35	56	86

	177	116	143	133	147	53

Other
Employee training	26	43	53	47	45	(40)
Amortization of goodwill and other intangibles(1)	96	83	64	46	31	16
Other	864	655	578	561	513	32

	986	781	695	654	589	26

Total non-interest expenses	$7,919	$7,296	$6,994	$6,443	$6,043	9%

Productivity ratio (TEB)(2)	53.7%	59.4%	53.7%	55.3%	56.3%

(1)	Comparative amounts have been reclassified to conform with the new accounting standard for goodwill and intangible assets. Refer to Note 1 in the Consolidated Financial Statements for further details.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.

2009 Scotiabank Annual Report     31

Management’s Discussion and Analysis
Non-interest expenses
Non-interest expenses were $7,919 million in 2009, an increase of $623 million or 9% from last year. Approximately $253 million of this growth was due to acquisitions. Excluding this impact and the negative effect of foreign currency translation of $55 million, non-interest expenses were $315 million or 4% higher than 2008 levels.
     Salaries and employee benefits were $4,344 million in 2009, up $235 million or 6% from last year. Excluding the impact of acquisitions and foreign currency translation, salaries increased 1%, reflecting growth initiatives and new branches, including five in Canada and 29 in Mexico. Performance-driven compensation was $112 million above last year, due to the Bank’s stronger financial performance in 2009, as well as record revenues in a number of units in Scotia Capital.
     Premises and technology expenses were $1,543 million in 2009, an increase of $126 million or 9% from last year. Higher premises costs reflected both acquisitions and new branches. Excluding the impact of acquisitions and the negative effect of foreign currency translation, technology expenses increased by $21 million or 3%, as a result of higher processing costs from increased business volumes.
     Communications expenses of $346 million rose $20 million or 6% year over year, mainly from the impact of acquisitions and business initiatives.
     Advertising and business development expenses were $307 million in 2009, a decline of $13 million or 4% from last year, as ongoing cost containment efforts over the past year were offset in part by growth initiatives to acquire new customers.
     Professional fees were down $11 million or 5% to $216 million, from lower project-related consulting and professional fees.
     Business and capital taxes were $177 million, $61 million or 53% higher than last year, reflecting capital issued in 2009 and growth in retained earnings.
     Other expenses were $986 million in 2009, up $205 million or 26% from last year. The increase was due largely to the impact of acquisitions, and higher loyalty reward point costs, legal provisions and securitization expenses.
     Productivity ratio was 53.7% for 2009, a significant improvement from 59.4% in 2008. This reflected strong revenue growth of 20%, partly from the charges taken last year, compared to a smaller increase in expenses of 9%.
Outlook
Expense control remains a key strength of the Bank. While expenses will increase in 2010, reflecting the full year impact of acquisitions and investments in new products and services, operating leverage is expected to remain positive.
Taxes
The provision for income taxes recorded in income was $1,133 million in 2009, an increase of 64% compared to last year. The Bank’s overall effective tax rate for the year was 23.6%, up from 17.5% last year. The increase in the effective rate was due primarily to lower tax-exempt dividend income and higher adjustments to future tax assets to reflect reductions in the Canadian tax rate.
Outlook
The Bank’s consolidated effective tax rate is expected to be in the range of 22% to 26% for 2010. As a result of the tax rate reductions introduced by the province of Ontario on November 16, 2009, it is anticipated that a charge of approximately $60 million against the future tax asset will be recorded in the first quarter of 2010.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $114 million in 2009, a decrease of $5 million from 2008, due primarily to the full year impact of the increase in the Bank’s ownership of Scotiabank Peru.
Credit quality
Provision for credit losses
The provision for credit losses was $1,744 million in 2009, up from $630 million last year.
     The specific provision for credit losses in Canadian Banking was $695 million in 2009, an increase of $296 million over last year, primarily attributable to higher retail provisions in the indirect automotive and unsecured lending portfolios.
     The specific provision for credit losses in International Banking was $577 million in 2009, an increase of $341 million over last year. Retail portfolios across all regions were adversely affected by the global economic downturn. The full year impact of new acquisitions also contributed to increased provisions for credit losses. The international commercial portfolio held up relatively well notwithstanding the challenging economic environment.
     Scotia Capital had specific provisions of $301 million in 2009, primarily in Canada and the U.S., versus net recoveries of $5 million in 2008.
     The general allowance for credit losses was $1,450 million as at October 31, 2009, an increase of $127 million over last year.
     In addition, a sectoral allowance with a remaining balance of $44 million as at October 31, 2009, was established for the automotive industry. The bulk of this allowance related to Scotia Capital and the remainder to Canadian Banking.
Impaired loans
Gross impaired loans were $3,939 million as at October 31, 2009, compared to $2,494 million last year, reflecting the more challenging economic environment.
     Impaired loans in Canadian Banking increased $410 million, due primarily to the impact of the weaker Canadian economy on the retail portfolios.
     In International Banking, impaired loans rose $658 million, due primarily to retail and commercial portfolios in the Caribbean and Chile and, to a lesser extent, in Mexico.
     Scotia Capital’s impaired loans increased $377 million due primarily to several accounts in the U.S. and Canada.
     Net impaired loans, after deducting the specific allowance for credit losses, were $2,563 million as at October 31, 2009, an increase of $1,372 million from a year ago.
     As shown in Chart 13, net impaired loans as a percentage of loans and acceptances were 0.93% as at October 31, 2009, compared to 0.40% a year ago.
32     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
■ T11 Impaired loans by business line

	2009
		Allowance
		for credit		Gross impaired loans
As at October 31 ($ millions)	Net	losses	Gross	2008	2007	2006	2005

Canadian Banking
Retail	$508	$(361)	$869	$523	$391	$374	$311
Commercial	138	(164)	302	238	197	263	201

	646	(525)	1,171	761	588	637	512

International Banking
Mexico	95	(143)	238	216	188	213	190
Caribbean and Central America	744	(187)	931	560	397	375	369
Latin America	572	(443)	1,015	801	285	357	101
Asia and Europe	77	(6)	83	32	27	35	72

	1,488	(779)	2,267	1,609	897	980	732

Scotia Capital
Canada	73	(14)	87	—	18	18	25
United States	354	(54)	408	107	11	119	331
Europe	2	(4)	6	17	30	116	220

	429	(72)	501	124	59	253	576

Gross impaired loans			$3,939	$2,494	$1,544	$1,870	$1,820
Specific allowance for credit losses		$(1,376)		$(1,303)	$(943)	$(1,300)	$(1,139)

Net impaired loans(1)	$2,563			$1,191	$601	$570	$681
General allowance for credit losses	(1,450)			(1,323)	(1,298)	(1,307)	(1,330)
Sectoral allowance	(44)			—	—	—	—

Net impaired loans after general and sectoral allowances	$1,069			$(132)	$(697)	$(737)	$(649)

Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	14.3%			10.3%	7.3%	9.3%	9.8%
Net impaired loans(1) as a % of loans and acceptances	0.93%			0.40%	0.25%	0.27%	0.38%
Specific allowance for credit losses as a % of gross impaired loans	35%			52%	61%	70%	63%

(1)	Net impaired loans after deducting specific allowance for credit losses.
■ T12 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Canadian Banking
Retail	$544	$316	$274	$229	$225
Commercial	151	83	21	50	49

	695	399	295	279	274

International Banking
Mexico	185	141	68	27	34
Caribbean and Central America	150	89	48	15	23
Latin America	202	—	(11)	14	15
Asia and Europe	40	6	(4)	4	(2)

	577	236	101	60	70

Scotia Capital
Canada	109	(11)	—	(6)	(12)
United States	192	16	(91)	(41)	(93)
Europe	—	(10)	(10)	(16)	34

	301	(5)	(101)	(63)	(71)

Other	—	—	—	—	2

Total	$1,573	$630	$295	$276	$275

■ T13 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2009	2008	2007	2006	2005

Canadian Banking
Retail	0.33%	0.22%	0.22%	0.20%	0.22%
Commercial	0.60	0.31	0.09	0.22	0.23

	0.37	0.23	0.19	0.20	0.22

International Banking	0.90	0.44	0.25	0.18	0.25
Scotia Capital(1)	0.61	(0.01)	(0.33)	(0.25)	(0.31)

Weighted subtotal — specific provisions	0.54	0.24	0.13	0.14	0.16
General and sectoral provisions	0.06	—	(0.01)	(0.03)	(0.02)

Weighted total	0.60%	0.24%	0.12%	0.11%	0.13%

(1)	Corporate Banking only.
2009 Scotiabank Annual Report 33

Management’s Discussion and Analysis
Portfolio review
Canadian Banking
The overall credit quality of the consumer portfolio in Canada declined year over year as a result of the weakening economy. Reportable delinquency increased 36 basis points to 1.71%. The provision for credit losses in the Canadian retail portfolio was $544 million, up $228 million or 72% from last year. The provision for credit losses as a percentage of average loans was 0.33%, up from 0.22% last year.
     While gross impaired loans in the retail portfolio increased by 66% ($346 million) from last year, portfolio quality continued to benefit from high secured lending, with 92% of total retail loans being secured by an underlying asset such as a house or an automobile. This high level of secured lending reflects the growth in Scotia Total Equity Plan, where all products, including lines of credit and credit cards, are secured by residential real estate. Currently, 65% of the ScotiaLine line of credit and ScotiaLine Visa portfolios are secured.
     The credit quality of the Canadian commercial loan portfolio declined in 2009. Gross impaired loans increased by $64 million to $302 million, while specific provisions for credit losses rose by $68 million from last year, attributable primarily to several commercial and merchant banking accounts.
International Banking
Retail credit quality declined compared to last year as a result of weakening economic conditions across Latin America and the Caribbean. Gross impaired loans increased by $298 million to $1,131 million, and provisions for credit losses rose to $523 million from $319 million last year. Total reported delinquency increased 224 basis points year over year to 8.66%, primarily related to mortgages and personal loan portfolios in Chile and the Caribbean region. Changes in asset mix from acquisitions also impacted delinquency rates.
     In commercial banking, gross impaired loans were $1,136 million, an increase of $360 million over the prior year as a result of less favourable economic conditions. Increases in gross impaired loans were concentrated in the Caribbean, Chile and Pacific regions. Provisions for credit losses were $54 million in 2009 versus net provision reversals of $83 million in 2008. The increase was attributable to higher levels of provisions in the Pacific and Caribbean regions, and to lower levels of reversals and recoveries in Mexico and Peru.
Scotia Capital
The increase in specific provisions for Scotia Capital was attributable to higher levels of provisions in the U.S. and Canadian portfolios. The prior year also benefited from higher levels of provision reversals and recoveries. Gross impaired loans in Scotia Capital’s U.S. portfolio increased by $301 million year over year to $408 million, due primarily to accounts in the financial services and real estate industries. Gross impaired loans increased in Canada from nil to $87 million, but declined in Europe by $11 million to $6 million.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are well diversified. (See Charts 16 and 17; Tables 38 and 43 on pages 83, and 85). Chart 16 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 36% of the total. Outside of Canada, the United States and Latin America each have 8% of the total exposure.
     Chart 17 shows loans and acceptances by type of borrower. Excluding loans to households, the largest industry exposures were in financial services, 6.8%; real estate, 4.2%; and wholesale and retail, 3.9%.
     The Bank actively monitors industry concentrations. The North American automotive industry, forestry and media sectors are being closely managed. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.
34     2009 Scotiabank Annual Report

MD&A > Group Financial Performance
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2009, loan sales totaled $500 million, compared to $185 million in 2008. The largest volume of loan sales in 2009 related to loans in the chemical industry.
     At October 31, 2009, credit derivatives used to mitigate exposures in the portfolios totaled $236 million (notional amount), compared to $942 million at October 31, 2008. The industries with significant protection purchased include the power and financial services sectors.
     The current annualized cost (excluding mark-to-market adjustments) of the credit derivatives outstanding at October 31, 2009, used to mitigate exposures in the loan portfolios was $0.6 million ($2.4 million in 2008).
Outlook
Overall, the provision for credit losses is expected to remain high but with some downward trend in the second half of 2010. The Bank’s retail credit portfolios are expected to stabilize and benefit from a gradual economic recovery and modest reductions in unemployment levels. Provisions in the corporate and commercial credit portfolios are expected to improve.
Fourth quarter review
Net income was $902 million in the fourth quarter, an increase of $587 million from the same quarter last year, but $29 million below last quarter. The increase mainly reflected $642 million of after-tax charges taken last year related to certain trading activities and valuation adjustments, as well as the impact of new acquisitions. This was partly offset by the negative impact of foreign currency translation, and an increase in the provision for credit losses.
     Total revenue (on a taxable equivalent basis) was $3,808 million this quarter, an increase of $1,222 million from last year, notwithstanding a negative foreign currency translation impact of $109 million. Quarter over quarter, total revenue declined $35 million or 1%, entirely from a negative impact of foreign currency translation of $91 million.
     Net interest income (on a taxable equivalent basis) was $2,172 million in the fourth quarter, an increase of $136 million over the same quarter of last year, but a decrease of $72 million from last quarter. The impact of foreign exchange translation was negative $75 million over the same quarter last year, and negative $64 million compared to the third quarter. The increase in net interest income from the same quarter last year reflected growth in average assets of $14 billion or 3%, due mainly to solid growth in retail lending in Canadian Banking.
     The Bank’s net interest margin was 1.74% in the fourth quarter, an increase of 6 basis points from last year due to the positive impact of the change in fair value of financial instruments used for asset / liability management purposes and wider spreads in the corporate loan portfolio.
     The Bank’s net interest margin narrowed by 2 basis points from last quarter as the unfavourable impact of the change in the fair value of financial instruments more than offset lower volumes of non-earning assets.
     Other income was $1,636 million in the fourth quarter, $1,086 million above last year, notwithstanding a negative foreign currency translation impact of $34 million. The increase was due mainly to the charges taken last year which totaled $796 million. In addition, there were significant increases in trading revenues, credit fees, underwriting fees and mutual fund revenues.
     Quarter over quarter, other income was up $37 million or 2%, notwithstanding a negative foreign currency translation impact of $27 million. This was mainly from higher net gains on securities, growth in mutual fund revenues, and higher credit and underwriting fees in Scotia Capital. These were partially offset by lower securitization revenues and a decline in trading revenues from the record levels in the previous quarter.
2009 Scotiabank Annual Report      35

Management’s Discussion and Analysis
     The provision for credit losses was $420 million this quarter, comprised of $424 million in specific provisions and a $4 million reduction in the automotive sectoral allowance, which was reclassified to specific provisions. The total provision was up $213 million from the same period last year, but down $134 million from last quarter. Year-over-year provisions rose across all business lines as a result of global economic conditions. Quarter-over-quarter provisions were down due mainly to an increase of $100 million in the general allowance in the prior quarter, as well as lower provisions in Scotia Capital.
     The provision for credit losses was $190 million in Canadian Banking, comprised of $192 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $107 million in the same quarter last year and from $169 million in the previous quarter. Both increases were due mainly to higher retail provisions in the unsecured lending portfolios related primarily to credit cards and, to a lesser extent, the indirect automotive portfolio.
     International Banking’s provision for credit losses was $167 million in the fourth quarter, compared to $90 million in the same period last year, and $179 million last quarter. Commercial provisions were up over the same period last year due partially to substantial levels of reversals in Mexico and Peru in the prior year. Increased provisions from last year also reflect higher retail provisions related to the acquisition in Peru. The decrease in provisions from last quarter was attributable to the retail portfolios, where there was modest improvement in loss trends across most regions. However, commercial provisions increased from last quarter, primarily in Asia, Peru, and the Caribbean.
     Scotia Capital’s provision for credit losses was $63 million in the fourth quarter, comprised of $65 million in specific provisions and a $2 million reduction in the automotive sectoral allowance reclassified to specific provisions. The total provision was up from $10 million in the fourth quarter of last year, but down from $106 million in the previous quarter. The new provisions in this quarter were related primarily to several accounts in the U.S. and, to a lesser extent, in Canada.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,563 million as at October 31, 2009, an increase of $54 million from last quarter.
     The general allowance for credit losses was $1,450 million as at October 31, 2009, unchanged from last quarter. The sectoral allowance for the automotive industry was $44 million, down $4 million from last quarter.
     Non-interest expenses were $2,064 million in the fourth quarter, an increase of $120 million or 6% from the same quarter last year. Recent acquisitions accounted for approximately $23 million of this growth. Excluding the impact of these acquisitions and the positive effect of foreign currency translation of $59 million, the year-over-year growth was due primarily to higher performance-driven and stock-based compensation, capital taxes, and loyalty reward point costs.
     Quarter over quarter, non-interest expenses were up $105 million or 5%. The increase was primarily from higher performance-driven and stock-based compensation, advertising expenses driven by growth initiatives, and technology and professional fees from higher project spending. Partly offsetting these items was the favourable impact of foreign currency translation.
     The Bank’s effective tax rate was 25.7%, compared to 0.6% reported for the same period last year and 24.0% last quarter. The low tax rate a year ago was due primarily to the pre-tax charges taken in that quarter related to certain trading activities and valuation adjustments, which were in higher tax jurisdictions. The increase from last quarter was due to lower income in lower tax rate jurisdictions.
Summary of quarterly results
     The Bank experienced four quarters of solid performance during a time of significant volatility and weakening credit quality. The significant market disruption that occurred at the end of 2008 continued to affect results in the beginning of this year, with improvements shown as the year progressed. The Canadian dollar strengthened in the latter part of the year, however, for the first three quarters it was significantly weaker than in 2008. This had an overall positive impact on whole year results.
     Net interest income rose in the second and third quarter, but fell in the final quarter of the year. Average volumes increased significantly in the first quarter, but declined during the rest of the year.
     The Bank’s net interest margin widened significantly during the first nine months of the year, but was relatively flat in the final quarter. Canadian Banking’s margin widened consistently during the year, International’s margins were impacted by changes in the fair value of financial instruments during the year, falling in the first quarter but widening in the next two quarters. Spreads in Scotia Capital’s corporate lending portfolios widened throughout the year as business was repriced.
     Other income rose in each quarter of 2009, ending the year with three consecutive record quarters. Financial markets were volatile during the year which resulted in opportunities for fixed income and equity trading. The level of gains on securities was impacted by the timing of writedowns on available-for-sale securities and changes in the fair value of financial instruments. Securitization revenues varied depending on opportunities to take advantage of favourable funding terms.
     The trend in loan losses reflected the current economic challenges, with signs of moderation in the last quarter of the year. Non-interest expenses were well contained in 2009, with the final quarter reflecting finalization of performance-driven compensation, growth initiatives and project spending.
     The effective tax rate ranged between 18% and 26% reflecting different levels of income earned in lower tax jurisdictions and changes in the valuation of future tax assets.
     An eight quarter trend in net income and other selected information is provided on page 93.
36     2009 Scotiabank Annual Report

MD&A > Group Financial Condition
Group Financial Condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2009 were $497 billion, down $11 billion from last year. Excluding the negative impact of foreign currency translation, total assets rose $6 billion. A decline in loans and derivative instrument assets were partially offset by an increase in liquid assets, including cash resources and securities.
Securities
Total securities increased by $29 billion from last year, including a negative impact of foreign currency translation of $3 billion.

     Available-for-sale securities rose by $17 billion due primarily to higher holdings of CMHC insured mortgage-backed securities and Canadian government debt securities, partially offset by a decrease in other debt securities. During the year, the Bank’s holdings of Canadian NHA mortgage-backed securities increased by $15 billion primarily from the conversion of insured mortgages into mortgage-backed securities. Other debt securities decreased due to the reclassification of $8.5 billion of debt securities to loans as a result of recent amendments to accounting standards (refer to Changes in accounting policies on page 81).
     Trading securities increased by $10 billion from higher holdings of Canadian government debt securities.
     Equity accounted investments increased by $2 billion due primarily to the acquisition of a significant interest in CI Financial and an additional interest in Thanachart Bank.
     As at October 31, 2009, the unrealized gain on available-for-sale securities, after related derivative and other hedge amounts, was $828 million, compared to a $1,320 million unrealized loss at the prior year end. The change arose from increases in the values of both debt and equity securities as the result of improvements in capital markets, writedowns taken on securities during the year and the impact of the reclassification of certain debt securities to loans. The latter resulted in $595 million of unrealized losses being reversed upon reclassification of certain debt securities to loans effective November 1, 2008.
Loans
The Bank’s loan portfolio decreased by $22 billion from last year, including a negative impact from foreign currency translation of $8 billion.
     In retail lending, residential mortgages decreased by $13 billion as growth in the mortgage portfolio was more than offset by the conversion of insured mortgages into mortgage-backed securities and the securitization of an additional $10 billion of mortgages into the Canadian government’s Canada Mortgage Bond (CMB) and Insured Mortgage Purchase Program. Personal loans rose $10 billion, due primarily to growth in Canadian Banking of $5 billion, as well as the reclassification of certain debt securities to loans.
■ T14 Condensed balance sheet

As at October 31 ($ billions)	2009	2008	2007	2006	2005

Assets
Cash resources	$43.3	$37.3	$29.2	$23.4	$20.5
Securities	117.3	88.0	88.8	95.5	73.5
Securities purchased under resale agreements	17.8	19.5	22.5	25.7	20.6
Loans	266.3	288.7	227.2	202.8	170.4
Other	51.8	74.1	43.8	31.6	29.0

Total assets	$496.5	$507.6	$411.5	$379.0	$314.0

Liabilities and shareholders’ equity
Deposits	$350.4	$346.6	$288.5	$263.9	$217.4
Obligations related to securities sold under repurchase agreements	36.6	36.5	28.1	33.5	26.0
Other liabilities	78.3	98.0	73.9	61.0	51.1
Subordinated debentures	5.9	4.4	1.7	2.3	2.6
Capital instrument liabilities	0.5	0.5	0.5	0.8	0.8

Total liabilities	471.7	486.0	392.7	361.5	297.9
Shareholders’ equity	24.8	21.6	18.8	17.5	16.1

Total liabilities and shareholders’ equity	$496.5	$507.6	$411.5	$379.0	$314.0

2009 Scotiabank Annual Report      37

Management’s Discussion and Analysis
     Business and government loans decreased by $19 billion from last year, or $12 billion excluding the impact of foreign currency translation. Loans in Scotia Capital fell $9 billion, primarily in the U.S. as a result of the negative impact of foreign currency translation and paydowns of significant bridge loans as debt markets improved. Loans in Canadian Banking decreased by $5 billion as some customers reduced borrowing levels or sought alternate forms of financing. Loans in International Banking declined by $5 billion, mainly in Asia.
Liabilities
Total liabilities were $472 billion as at October 31, 2009, down $14 billion from last year. Excluding the negative impact of foreign currency translation, total liabilities rose $3 billion. Decreases in derivative instrument liabilities and other liabilities, primarily cash collateral received from customers, were partially offset by growth in deposits and obligations related to securities sold short.
Deposits
Total deposits increased by $4 billion, including the negative impact of foreign currency translation of $13 billion. Personal deposits rose by $5 billion, due primarily to growth in high interest savings accounts in Canada. Business and government deposits grew by $3 billion offset by declines in deposits by banks of $4 billion.
Shareholders’ equity
Total shareholders’ equity increased by $3 billion in 2009. This resulted primarily from internal capital generation of $1,371 million, and the issuance of $1,117 million common shares and $850 million preferred shares (of which $500 million common shares and $250 million non-cumulative preferred shares were issued in relation to the investment in CI Financial). These were partially offset by an increase of $204 million in accumulated other comprehensive loss. The latter arose from a $1.7 billion increase in unrealized foreign exchange losses from the strengthening of the Canadian dollar, partially offset by an improvement in the unrealized gains on available-for-sale securities, including a $595 million reduction in accumulated other comprehensive losses related to the reclassification of certain debt securities to loans.
Outlook
For 2010, the Bank expects moderate asset growth in all business lines, reflecting continued slow economic growth globally. Growth in foreign currency assets is expected to be negatively impacted by foreign currency translation as the Canadian dollar is expected to continue to strengthen.
Capital management
Overview
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases.
     The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite of the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital metrics.
Governance and oversight
The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.
Risk appetite
The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets is detailed in the Risk Management section “Risk appetite framework” on page 62. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.
Managing and monitoring capital
Capital is managed and monitored based on planned changes in the Bank’s business or strategy, identified changes in its operating environment, and changes in its risk profile.
     As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position and in relation to its expected future risk profile and position. The capital adequacy assessment considers the impact of various stress scenarios on the Bank’s current and future capital position. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital. These results are used in capital planning and strategic decision-making.
     The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an
38     2009 Scotiabank Annual Report

MD&A > Group Financial Condition
appropriate balance between risk and return. Refer to the Risk Management section on page 62 for further discussions on the Bank’s risk management framework.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for the Bank’s shareholders.
Capital generation
Capital is generated through net earnings after dividend payments (See Chart 23). This is augmented by issuance of common shares (mainly through the Bank’s Dividend and Share Purchase Plan), preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures, as required to meet growth plans and other strategic initiatives.
Capital utilization
The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Investment Committee, to ensure effective deployment of capital.
Regulatory capital
Capital adequacy for Canadian banks is regulated by OSFI, consistent with international standards set by the Bank for International Settlements (BIS).
     Bank regulatory capital consists primarily of two components — Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors. Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains and losses on available-for-sale securities and cash flow hedges), non-cumulative preferred shares, innovative Tier 1 instruments and non-controlling interests less various capital deductions. Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses less prescribed capital deductions.
     Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.
     Regulatory capital and risk-weighted assets are determined in accordance with the capital framework based on the International Convergence of Capital Measurement and Capital Standards, commonly known as Basel II. Under this framework, the computation of risk-weighted assets aligns risk weight parameters with the individual risk profile of banks. Risk-weighted assets are calculated for credit, market and operational risks.
     There are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to demonstrate that they have sophisticated risk management systems for the calculation of credit risk regulatory capital and obtain OSFI approval for the use of this approach. The Bank applies the AIRB approach for material Canadian, U.S. and European portfolios and uses the Standardized Approach for the other portfolios. The Bank is assessing the
2009 Scotiabank Annual Report      39

Management’s Discussion and Analysis
■ T15 Regulatory capital(1)

As at October 31	Basel II		Basel I
($ millions)	2009	2008	2007	2006	2005

Tier 1 capital
Common shareholders’ equity(2)	$20,945	$20,197	$16,477	$16,947	$15,482
Innovative capital instruments	3,400	2,750	2,750	3,000	2,250
Non-cumulative preferred shares	3,710	2,860	1,635	600	600
Non-controlling interest in subsidiaries	554	502	497	435	306
Less: Goodwill	(2,908)	(2,273)	(1,134)	(873)	(498)
Other capital items(3)	(2,051)	(773)	—	—	—

	23,650	23,263	20,225	20,109	18,140

Tier 2 capital
Subordinated debentures(4)	5,833	4,227	1,452	2,046	2,420
Trust subordinated notes	1,000	1,000	1,000	—	—
Eligible amounts of general allowance(5)	570	534	1,298	1,307	1,330
Net unrealized equity gains(6)	6	—	298	—	—

	7,409	5,761	4,048	3,353	3,750

Less: other capital deductions(7)	(2,471)	(1,177)	(1,292)	(476)	(358)

Total capital	$28,588	$27,847	$22,981	$22,986	$21,532

Risk-weighted assets(1)($ billions)
Credit risk	187.8	214.5	208.3	192.0	159.5
Market risk	11.4	15.5	10.0	5.0	3.3
Operational risk	22.4	20.6	—	—	—
Total risk-weighted assets	$221.6	$250.6	$218.3	$197.0	$162.8

Capital ratios(1)
Tier 1 capital ratio	10.7%	9.3%	9.3%	10.2%	11.1%
Total capital ratio	12.9%	11.1%	10.5%	11.7%	13.2%

Assets to capital multiple	16.6	18.0	18.2	17.1	15.1

(1)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules. (2) Beginning in 2007, balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.

(3)	Comprised of net after-tax gains on sale of securitized assets, net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations and other items. (4) Net of amortization.

(5)	Under Basel I, the general allowance is included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets as per OSFI guidelines. Under Basel II, eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.

(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(7)	Comprised of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.
■ T16 Changes in regulatory capital(1)

For the fiscal years	Basel II		Basel I
($ millions)	2009	2008	2007	2006	2005

Total capital, beginning of year	$27,847	$22,981	$22,986	$21,532	$20,864
Internally generated capital
Net income	3,547	3,140	4,045	3,579	3,209
Preferred and common share dividends	(2,176)	(2,003)	(1,771)	(1,513)	(1,342)

	1,371	1,137	2,274	2,066	1,867

External financing
Subordinated debentures(2)	1,606	2,775	(594)	(374)	(73)
Trust subordinated notes	–	—	1,000	—	—
Preferred shares	850	1,225	1,035	—	300
Innovative capital instruments	650	—	(250)	750	—
Common shares and contributed surplus	1,117	263	141	108	88
Purchase of shares premium on redemption	–	(37)	(586)	(324)	(973)

	4,223	4,226	746	160	(658)

Other
Net after-tax unrealized equity gains/losses(3)	201	(493)	298	—	—
Net unrealized foreign exchange translation gains (losses)	(1,736)	2,368	(2,228)	(360)	(178)
Non-controlling interest in subsidiaries	52	5	62	129	26
Other(4)	(3,370)	(2,377)	(1,157)	(541)	(389)

	(4,853)	(497)	(3,025)	(772)	(541)

Total capital generated (used)	741	4,866	(5)	1,454	668

Total capital, end of year	$28,588	$27,847	$22,981	$22,986	$21,532

(1)	Effective November 1, 2007, regulatory capital determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules. (2) Net of amortization.

(3)	Net unrealized gains/losses (after-tax) on available-for-sale equity securities.

(4)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings.
40      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
remaining portfolios for application of AIRB in the future.
     The Bank uses both internal models and standardized approaches to calculate market risk capital. In July 2009, the Basel Committee revised the market risk framework, for implementation in fiscal 2011 for the Bank, in response to concerns arising from significant losses in bank trading books given recent volatile market conditions. One of the key changes is the introduction of a Stressed Value at Risk (VaR) measure that will lead to an increase in market risk capital. BIS has also introduced an Incremental Risk Charge, to capture default and migration risk in debt portfolios over a one year period, at a 99.9% confidence level. In addition, securitized products in the trading book will receive the same capital charge as in the banking book, unless they are in a correlation trading portfolio that meets a number of conditions. The Bank is in the process of assessing the impact of these changes and preparing to make the required changes in systems, processes and capital levels.
     The Bank uses the Standardized Approach to calculate the operational risk capital requirements.
     Since the Basel II capital framework has only been in effect since November 1, 2007, capital floors are in place for those applying the AIRB approach. These minimum capital floors are based on a percentage of capital required under the previous capital framework (Basel I).
Tier 1 capital
Tier 1 capital rose to $23.7 billion, an increase of $0.4 billion over last year primarily as a result of the following:
•	growth in retained earnings of $1.4 billion;

•	the issuance of $523 million in common shares relating to investments/acquisitions and, $594 million through the Dividend and Share Purchase Plan and employee share/stock option plans;

•	the issuance of $650 million in Tier 1 innovative trust securities;

•	the issuance of $850 million in non-cumulative preferred shares (including $250 million relating to the investment in CI Financial); and

•	a reduction in net after-tax unrealized losses of $195 million on available-for-sale equity securities reported in Other Comprehensive Income (OCI), which was a deduction from Tier 1 capital last year.
These were partially offset by:
•	capital deductions of $1.6 billion primarily relating to the Bank’s investment in CI Financial of $2.3 billion;

•	an increase in cumulative unrealized foreign currency translation losses of $1.7 billion, net of hedges and related taxes, due to the strengthening of the Canadian dollar; and

•	an increase in goodwill of $0.6 billion, primarily from the E*TRADE Canada acquisition.
     Over the past five years, the Bank has generated $8.7 billion of internal capital, notwithstanding an increase in dividends of 78% during this period. This level of internal capital generation has remained strong.
Tier 2 capital
Tier 2 capital increased by $0.3 billion in 2009, arising from the issuance of $2 billion of subordinated debentures, offset by a planned early redemption of subordinated debentures of $325 million, and $1.3 billion increase in deductions primarily relating to the Bank’s investment in CI Financial.
Risk-weighted assets
Risk-weighted assets decreased by $29 billion over the prior year to $222 billion. This decline was due primarily to a reduction in credit exposures and the impact of a stronger Canadian dollar on foreign currency denominated assets, partly offset by a combination of growth initiatives, acquisitions and credit migration.
Regulatory capital ratios
In 2009, both of the Bank’s regulatory capital ratios remained strong. Tier 1 and Total capital ratios as at year end were 10.7% and 12.9%. These ratios continued to exceed OSFI’s minimum capital ratios of 7% and 10% as a result of prudent capital management and consistent earnings.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2009 the Bank’s ACM of 16.6:1 was well below the regulatory maximum.
■ T17 Selected capital management activity

For the fiscal years ($ millions)	2009	2008	2007

Dividends
Common	$1,990	$1,896	$1,720
Preferred	186	107	51
Common shares issued(1)(2)	1,117	266	184
Repurchase of common shares – normal course issuer bid(2)	—	(40)	(629)
Preferred shares issued(2)	850	1,225	1,035
Subordinated debentures issued(3)	2,000	3,144	—
Repurchase and redemption of subordinated debentures(3)	(359)	(691)	(500)
Redemption of capital instrument liabilities(4)	—	—	(250)
Issuance of trust subordinated notes and trust securities(4)	650	—	1,000

(1)	Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Dividend and Share Purchase Plan.

(2)	For further details, refer to Note 14 of the Consolidated Financial Statements.

(3)	For further details, refer to Note 12 of the Consolidated Financial Statements.

(4)	For further details, refer to Note 13 of the Consolidated Financial Statements.
2009 Scotiabank Annual Report      41

Management’s Discussion and Analysis
Financial stability forum disclosures
In 2008, the Financial Stability Forum, based on the request of G-7 ministers and central bank governors, released its report on market at that time. Among others, a key recommendation of the report was to improve transparency by providing enhanced risk disclosures on financial instruments that markets consider to be higher risk, including off-balance sheet vehicles and structured products. Based on these recommendations, the Bank continues to provide additional disclosures as follows:

Variable interest entities	p. 43
Mortgage-backed securities	p. 47
Montreal Accord Asset-Backed Commercial Paper (ABCP)	p. 48
Collateralized debt obligations and collateralized loan obligations	p. 48
Structured investment vehicles	p. 49
Exposure to monoline insurers	p. 49
Exposure to Alt-A	p. 49
Leveraged loans	p. 49
Auction-rate securities	p. 49
Automotive industry exposure	p. 49
Consumer auto-based securities	p. 50
Tangible common equity ratio
Tangible common equity (TCE) is generally considered to be an important measure of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. The Bank’s revised definition of TCE comprises total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio continued to be strong at 8.2%, 160 basis points higher than the restated 2008 level.
Economic capital
Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of Economic Capital relies on models that are subject to objective vetting and validation as required by the Bank’s model risk policies. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital. The major risk categories included in economic capital are:
•	Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank.

•	Measurement is based on the Bank’s internal credit risk ratings for corporate/commercial loans and derivatives, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•	Market risk is the risk of loss from changes in market prices (including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices), the correlations among them, and their levels of volatility. Exposure is measured based on the internal VaR models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.

•	Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.

•	Other risk includes additional risks for which Economic Capital is attributed, such as business risk, strategic risk, insurance risk and real estate risk.

The Bank uses its Economic Capital framework to attribute capital to the business lines (refer to non-GAAP measures, page 27). Chart 24 shows the attribution of economic capital by business line. This allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, including exposures pertinent to the current market turmoil, refer to the Risk Management section.
Dividends
The strong earnings and capital position of the Bank allowed the quarterly dividend to be maintained at 49 cents in 2009. Dividends have risen at a compound annual rate of 16% over the past 10 years.
Share buyback program
In the third quarter of 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank’s common shares. The bid terminated on January 11, 2009 and was not renewed. During fiscal 2009, the Bank did not purchase any common shares.
Share data
The Bank’s common and preferred share data, as well as trust securities, are shown in Table 18. Further details, including exchangeability features, are discussed in Notes 13 and 14 of the Consolidated Financial Statements.
Credit ratings
The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by both Standard & Poor’s and Fitch.
42      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
Outlook
The Bank has a strong capital position with an industry-leading ROE. Capital will continue to be prudently managed to support organic growth initiatives, selective acquisitions and any evolving regulatory changes.
■ T18 Share data

As at October 31	Number of Shares (000s)

Common shares	1,024,939	(1)
Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)
Preferred shares Series 24	10,000	(8)(12)
Preferred shares Series 26	13,000	(8)(13)
Preferred shares Series 28	11,000	(8)(14)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(15)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2009-1 trust securities issued by Scotiabank Tier 1 Trust	650	(16)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(16)

Outstanding options granted under the Stock Option Plans to purchase common shares	23,029	(1)(17)

(1)	As at November 25, 2009, the number of outstanding common shares and options were 1,025,050 and 22,897, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00.

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00.

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared will be payable on January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.

(12)	These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00.

(13)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.

(14)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.

(15)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(16)	Reported in deposits in the Consolidated Balance Sheet.

(17)	Included are 19,086 stock options with tandem stock appreciation right (SAR) features.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments.
Variable interest entities (VIEs)
Off-balance sheet arrangements with VIEs include:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and also to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank may utilize these VIEs to securitize its own assets, primarily residential mortgages. The Bank may also establish VIEs in order to issue capital instruments that qualify as regulatory capital, such as Scotiabank Trust Securities, and Scotiabank Subordinated Trust Notes.
     All VIEs are subject to a rigorous review and approval process to ensure that all relevant risks, as well as accounting, related party, reputational and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of the VIE’s underlying assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     As at October 31, 2009, total consolidated assets related to VIEs were $2.6 billion, compared to $5.8 billion at the end of 2008. The amounts owed by or to the consolidated VIEs were not significant. The Bank earned fees of $64 million and $72 million in 2009 and 2008, respectively, from certain VIEs in which it had a significant variable interest at the end
2009 Scotiabank Annual Report      43

Management’s Discussion and Analysis
of the year but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of liquidity facilities and maximum loss exposure by VIE category, is provided below and in Note 6 to the Consolidated Financial Statements on pages 121 and 122.
     There are four primary types of association the Bank has with VIEs:
•	Multi-seller conduits sponsored by the Bank,

•	Liquidity facilities provided to non-Bank sponsored conduits,

•	Funding vehicles, and

•	Collateralized debt obligation entities.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $63 million in 2009, compared to $70 million in the prior year.
     The multi-seller conduits purchase high-quality financial assets, primarily from clients, and finance these assets through the issuance of highly rated commercial paper. For assets purchased, there are supporting backstop liquidity facilities that are generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market.
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.8 billion as at October 31, 2009 (October 31, 2008 –$4.3 billion). The year-over-year decrease was due to repayments and asset amortization. As at October 31, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $1.6 billion (October 31, 2008 – $3.8 billion) and the Bank held approximately 4% of the total commercial paper issued by these conduits. Table 19 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2009 and 2008, by underlying exposure.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 8% of the funded assets
■ T19 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

			2009					2008
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$505		$138	$643		$2,204		$299	$2,503
Equipment loans	723		43	766		969		63	1,032
Trade receivables	165		59	224		205		91	296
Canadian residential mortgages	67		1	68		89		2	91
Retirement savings plan loans	92		2	94		156		3	159
Loans to closed-end mutual funds	—		—	—		161		91	252

Total(3)	$1,552		$243	$1,795		$3,784		$549	$4,333

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
■ T20 Assets held by Scotiabank-sponsored U.S.-based multi-seller conduit

			2009			2008
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$253		$45	$298		$1,318		$641	$1,959
Auto loans/leases	1,501		620	2,121		2,894		1,160	4,054
Trade receivables	1,049		2,712	3,761		2,161		1,855	4,016
Loans to closed-end mutual funds	115		73	188		690		652	1,342
Diversified asset-backed securities	741		15	756		932		19	951
Corporate loans(3)	348		46	394		417		50	467

Total(4)	$4,007		$3,511	$7,518		$8,412		$4,377	$12,789

(1)	Funded assets are reflected at original cost. The fair value of these assets as at October 31, 2009 was estimated to be $3.6 billion (October 31, 2008 — $8.0 billion).

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
44      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
were externally rated AAA as at October 31, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2009. While 58% of the total funded assets have final maturities falling within three years, the weighted average repayment period, based on cash flows, approximates one year. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $7.5 billion as at October 31, 2009 (October 31, 2008 –$12.8 billion). Excluding the impact of foreign currency translation, total exposure fell $4.4 billion year over year. This decline reflects a general reduction in client business. As at October 31, 2009, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $4.2 billion (October 31, 2008 – $8.4 billion) and the Bank did not hold any commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
     Table 20 presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at October 31, 2009 and 2008, by underlying exposure.
     As at October 31, 2009, approximately 76% of the conduit’s funded assets were rated “A” or higher, either externally (31%) or based on the Bank’s internal rating program (45%). Substantially all of the assets held in this conduit were rated investment grade as at October 31, 2009. While 54% of the total funded assets have final maturities falling within five years, the weighted average repayment period, based on expected cash flows, approximates 1.5 years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers both of which have experienced external ratings downgrades during the year (refer to exposure to monoline insurers on page 49). As at October 31, 2009, the two monoline insurers were rated non-investment grade by the external rating agencies. As a result one of these pools was rated below investment grade based on the Bank’s internal rating program as at October 31, 2009.
     During fiscal 2009, there were no events that required a reassessment of the primary beneficiary of this conduit.
     In 2008, the conduit transferred CDO and CLO assets to the Bank, pursuant to the terms of its liquidity asset purchase agreements. A pre-tax charge of $298 million, after considering recoveries, was recorded in the Consolidated Statement of Income at the time of the transfers. The loss represented the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates the assets were transferred to the Bank. As a consequence of the aforementioned transfer of assets to the Bank, the conduit increased its subordinated note held by an unrelated party. This note absorbed the majority of the expected losses of the remaining assets of the conduit.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totaled $640 million as at October 31, 2009 (October 31, 2008 — $1.2 billion), all of which were for U.S. third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are mostly consumer auto- based securities. Approximately 79% of these assets are externally rated AAA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs – Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust – that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. Scotiabank Trust Securities, Scotiabank Tier 1 Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at October 31, 2009 from these trusts were $4.0 billion (October 31, 2008 – $3.4 billion). The Bank recorded interest expense of $216 million on these deposits in 2009 (2008 – $ 199 million).
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIE to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss from VIEs in which the Bank has a significant variable interest was $307 million as at October 31, 2009 (October 31, 2008 – $847 million) which includes the credit risk amounts relating to derivative contracts with these VIEs.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank’s participation in the Canadian Government’s Canada Mortgage Bond (CMB) program. If certain requirements
2009 Scotiabank Annual Report      45

Management’s Discussion and Analysis
are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the Consolidated Financial Statements on pages 111 to 116). These securitizations enable the Bank to access alternative and more efficient funding sources, and manage liquidity and other risks. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     The outstanding amount of off-balance sheet securitized mortgages was $17.5 billion as at October 31, 2009, compared to $12.8 billion last year. The increase in 2009 was primarily from ongoing sales through the CMB program and the Bank’s participation in the Government of Canada Insured Mortgage Purchase Program (IMPP). This initiative was implemented in 2008 to enhance term liquidity in the Canadian financial markets. In 2009, the Bank sold $6.9 billion of mortgage-backed securities pursuant to this program, compared to $1.5 billion in 2008.
     The amount of off-balance sheet securitized personal loans was $199 million as at October 31, 2009, compared to $235 million last year.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, may make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 23 to the Consolidated Financial Statements on pages 139 to 141.
     The Bank recorded securitization revenues of $409 million in 2009, compared to $130 million in 2008. This increase was due to the Bank’s ongoing sale of mortgages to the CMB program and the Bank’s participation in the IMPP discussed above.
     Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(c) to the Consolidated Financial Statements on page 120.
Guarantees and other commitments
Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
•	Standby letters of credit and letters of guarantee: As at October 31, 2009, these amounted to $21.9 billion, compared to $27.8 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year decrease reflects a general decrease in customer business, as well as the weakening of the U.S. dollar.

•	Liquidity facilities: These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Within liquidity facilities are credit enhancements that the Bank provides, in the form of financial standby letters of credit, to commercial paper conduits sponsored by the Bank. As at October 31, 2009, these credit enhancements amounted to $760 million, compared to $1,269 million last year. Refer to the liquidity discussions under VIEs on pages 43 to 45.

•	Indemnification contracts: In the ordinary course of business, the Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.

•	Loan commitments: The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2009, these commitments amounted to $104 billion, compared to $130 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year. The year-over-year decrease reflects a general decrease in the customer business as well as the weakening of the U.S. dollar.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in Other income in the Consolidated Statement of Income, were $386 million in 2009, compared to $240 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 23 to the Consolidated Financial Statements on pages 139 to 141.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and non-trading purposes, such as asset/liability management.
46      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
     During the year, the Bank reclassified certain debt securities from available-for-sale securities to loans pursuant to changes in accounting standards for financial instruments. During 2008 certain trading assets were reclassified to available-for-sale securities. Refer to Changes in accounting policies on page 81.
     Financial instruments are generally carried at fair value, except the following, which are carried at amortized cost unless designated as held for trading at inception: loans and receivables, certain securities and most financial liabilities.
     Unrealized gains and losses on available-for-sale securities, net of related hedges, as well as gains and losses on derivatives designated as cash flow hedges, are recorded in Other Comprehensive Income. Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized and cash flow hedges are recorded when the hedged item affects income.
     All changes in the fair value of derivatives are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through Other Comprehensive Income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 to the Consolidated Financial Statements (see pages 111 to 116).
     Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Net gains and losses on trading securities are recorded in other income – trading revenues. Realized gains and losses and writedowns for other-than-temporary impairment on available-for-sale securities and equity account investments are recorded in other income – net gains (losses) on securities, other than trading.
     Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates (including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices). The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.
     A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 62 to 76). In addition, Note 24 to the Consolidated Financial Statements on pages 141 to 149 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.
     There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 or 200 basis point increase in interest rates on annual income and the economic value of shareholders’ equity, as described on page 148. For trading activities, the table on page 149 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 12% (2008 – 15%) had a term to maturity greater than five years.
     Note 27 to the Consolidated Financial Statements (see pages 152 to 156) provides details about derivatives used in trading and non-trading activities, including notional amounts, remaining term to maturity, credit risk and fair values.
     The fair value of the Bank’s financial instruments are provided in Note 25 to the Consolidated Financial Statements (see pages 150 to 151) along with a description of how these amounts were determined.
     The fair value of the Bank’s financial instruments was unfavourable when compared to their carrying value by $2,152 million as at October 31, 2009 (October 31, 2008 – $543 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the excess of fair value over book value arose mainly from changes in interest rates and credit spreads. Fair value estimates are based on market conditions at October 31, 2009, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on Critical accounting estimates (see pages 77 to 81).
     Disclosures specific to certain financial instruments designated as held for trading under the fair value option can be found in Note 26 to the Consolidated Financial Statements (see page 152). These designations were made primarily to avoid an accounting mismatch between two instruments, or to better reflect how the performance of a specific portfolio is evaluated by the Bank.
■ T21 Mortgage-backed securities

	As at October 31, 2009				As at October 31, 2008
	Non-trading		Trading		Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio		portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$21,287		$253		$6,252		$184
Commercial mortgage-backed securities	4	(2)	44	(3)	123	(2)	47	(3)
Other residential mortgage-backed securities	93		—		55		—

Total	$21,384		$297		$6,430		$231

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank’s total assets as at October 31, 2009 and are shown below in Table 21. During the year, the Bank’s holdings of Canadian NHA mortgage-backed
2009 Scotiabank Annual Report      47

Management’s Discussion and Analysis
securities increased by $15 billion due mainly to the conversion of mortgages into mortgage-backed securities. Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2009 and are shown in Table 21 on page 47.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
As a result of the Montreal Accord ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which were classified as available-for-sale. Approximately 44% of the new notes are A-rated Class A-1 notes and 36% are BBB (low)-rated A-2 notes. The Bank’s carrying value of $144 million represents approximately 62% of par value. Taking into account current market conditions, the Bank has not recorded any net gain or loss in the current year.
     As part of the restructuring, the Bank participated in a margin funding facility, which was recorded as an unfunded loan commitment. The Bank’s portion of the facility is $200 million. It is currently undrawn.
■ T22 Collateralized debt obligations (CDOs)

Trading portfolio
	As at October 31, 2009		As at October 31, 2008
		Positive/		Positive/
	Notional	(negative)	Notional	(negative)
Outstanding ($ millions)	Amount	fair value	Amount	fair value

CDOs — sold protection	$6,000	$(1,620)	$6,647	$(3,368)
CDOs — purchased protection	$5,625	$1,657	$6,550	$3,187

Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.
     Effective November 1, 2008, certain of the Bank’s CDOs and CLOs were reclassified to loans pursuant to changes in accounting standards. These reclassified CDOs and CLOs were carried at amortized cost in the Consolidated Balance Sheet at October 31, 2009 (see discussion of changes in accounting policies on page 111 in Note 1 of the Consolidated Financial Statements).
     Prior to November 1, 2008, these investments were carried at fair value on the Bank’s Consolidated Balance Sheet as available-for-sale securities. Changes in the fair value of cash-based CDOs and CLOs were reflected in other comprehensive income, unless there had been an other-than-temporary decline in fair value, which was recorded in net income. Changes in the fair value of synthetic CDOs and CLOs were and continue to be reflected in net income.
     Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, with no U.S. mortgage-backed securities.
     The Bank has exposure to both cash-based and synthetic CDOs. As at October 31, 2009, the carrying value of cash-based CDOs reclassified to loans on the Bank’s Consolidated Balance Sheet was $130 million. The fair value of these CDOs was $53 million. As at October 31, 2008, these CDOs were classified as available-for-sale securities and had a fair value of $67 million, with $83 million of unrealized losses included in Accumulated Other Comprehensive Income (AOCI).
     The Bank’s remaining exposure to synthetic CDOs was $267 million as at October 31, 2009 (October 31, 2008 –$270 million). During the year, the Bank recorded a pre-tax gain of $56 million in net income for changes in fair value of synthetic CDOs (2008 – pre-tax loss of $453 million). The change in fair value of the synthetic CDOs was mainly driven by the tightening of credit spreads, while last year’s loss was due to widening credit spreads and credit events in certain previously highly rated reference assets.
     In aggregate the cash and synthetic CDO portfolio is well diversified, with an average individual CDO holding of $21 million, and no single industry exceeding 23% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of A. More than 16% of their investments are senior tranches with subordination of 10% or more, and 19% of the investments are in equity tranches.
     As at October 31, 2009, the carrying value of the Bank’s CLOs on the Consolidated Balance Sheet was $984 million. The fair value was $691 million. Substantially all the CLOs were reclassified to loans during the year and no impairment charges were taken on these items. As at October 31, 2008, the Bank’s investments in CLOs were recorded as available-for-sale securities with a fair value of $660 million and $436 million of unrealized losses recorded in AOCI. Although these CLO investments experienced a decline in fair value, the Bank has the intent and ability to hold these investments until there is a recovery in fair value, which may be at maturity.
     This CLO portfolio is well diversified with an average individual CLO holding of $7 million, with no single industry exceeding 13% of the referenced portfolio on a weighted average basis. Based on carrying values, these CLOs have a weighted
48      2009 Scotiabank Annual Report

MD&A > Group Financial Condition
average rating of A. More than 85% of these investment holdings are senior tranches with subordination of 10% or more. Only 2% of the investments are in equity tranches.
     During the year the Bank recorded a pre-tax loss of $23 million in net income for other-than-temporary impairment of CLOs classified as AFS securities which were not reclassified to loans. In 2008, the Bank recorded a pre-tax loss of $35 million in net income and a pre-tax loss of $432 million in other comprehensive income, reflecting changes in the fair value of the CLOs.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at October 31, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $6 million in net income.
Trading portfolio
     The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio are shown in Table 22 on page 48.
     To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Based on positions held at October 31, 2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $2 million in net income.
     Over 70% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Structured investment vehicles
The carrying value of the Bank’s investments in structured investment vehicles (SIVs) was nil as at October 31, 2009 and 2008. The Bank does not sponsor, manage or provide liquidity support to SIVs.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.3 billion (October 31, 2008 – $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $0.4 billion (October 31, 2008 – $1.5 billion) were primarily to U.S. municipalities and states. Approximately 85% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $0.9 billion (October 31, 2008 – $1.3 billion). These exposures were primarily composed of $0.7 billion (October 31, 2008 – $0.9 billion) of guarantees by two monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed on pages 44 and 45 in the section on Multi-seller conduits sponsored by the Bank). As at October 31, 2009, the two monoline insurers were rated non-investment grade by the external rating agencies.
Exposure to Alt-A
In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at October 31, 2009, the Bank had insignificant direct and indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.
Leveraged loans
The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank’s exposure to highly leveraged loans awaiting syndication as at October 31, 2009, was nominal.
Auction-rate securities
Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry declined to $3.7 billion as at October 31, 2009 and was comprised of the following:

As at October 31 ($ billions)	2009	2008

Original equipment manufacturers (OEMs)	$0.2	$0.5
Financing and leasing	0.6	1.2
Parts manufacturers	0.5	0.7
Dealers	2.4	2.8

Total	$3.7	$5.2

     Approximately 30% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, down from 63% as at October 31, 2008. Loans are typically senior in the capital structure of the borrowers. The reduction in the percentage of investment grade exposure from last year was expected in part as a result of the repayment of one large OEM investment grade account and portfolio migration. In 2009, the specific loss ratio for this portfolio (as a percentage of average loan exposures) was 35 basis points.
     The Bank is actively managing its exposure to this sector. The Bank is
2009 Scotiabank Annual Report      49

Management’s Discussion and Analysis
focused on large multi-dealer relationships and parts-manufacturing customers with geographic and OEM diversification, and has contained its exposure to North American OEMs. Regular stress tests are performed on the Bank’s non-retail automotive exposures covering a number of different scenarios, including the default of the North American OEMs and its impact on part suppliers, financing companies and dealers.
     The North American OEMs have restructured, resulting in reduced future production and contraction of North American operations. As a result of these events, in the second quarter of 2009, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters. During the year, $16 million of the sectoral allowance was reclassified to the specific provision for credit losses. Management believes this sectoral allowance is adequate to address potential losses inherent in the exposures to this sector.
Consumer auto-based securities
As at October 31, 2009, the Bank held $6.2 billion (October 31, 2008 – $7.8 billion) of consumer auto-based securities. These securities are almost all loan-based securities, with only 4% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans) which are primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of less than one and a half years, and was modified last year to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of overcollateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts periodic stress tests on these loan-based securities. Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank’s risk tolerance level. Approximately 85% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     In 2008, these securities were classified as available-for-sale securities and carried at fair value. Effective November 1, 2008 the securities were reclassified to loans and are carried at amortized cost pursuant to changes in accounting standards (refer to Note 1 of the Consolidated Financial Statements for a discussion of the accounting policy changes). The fair value of the securities as at October 31, 2009 was $6.2 billion (October 31, 2008 – $7.5 billion), with unrealized gains of $48 million (October 31, 2008 –unrealized losses of $272 million).
Other
The Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (pages 44 and 45) and Liquidity facilities provided to non-bank sponsored conduits (page 45).
50      2009 Scotiabank Annual Report

MD&A > Business Lines
Canadian Banking
Canadian Banking had a record year in 2009, with net income of $1,851 million, an increase of $127 million or 7% over last year. Substantial growth in retail mortgages, personal lending and deposits, and a wider interest margin from lower wholesale funding rates were partially offset by higher provisions for credit losses. Non-interest expenses were well controlled, up 3% mainly from acquisitions and sales force expansion.
International Banking
International Banking also had a record year in 2009, with net income of $1,315 million, an increase of $129 million or 11% over last year. This was primarily from acquisitions, asset growth in existing businesses, fair value adjustments and the favourable impact of foreign currency translation. However, 2009 also included writedowns on available-for-sale securities, lower realized gains, and a significant increase in provisions for credit losses, mainly in retail.
Scotia Capital
Scotia Capital reported record net income of $1,451 million in 2009. This was up $664 million or 84% year over year, as 2008 results included charges related to certain trading activities and valuation adjustments due to market volatility. In addition, 2009 results were stronger due to higher trading and investment banking revenues, and wider lending spreads. Partly offsetting were higher provisions for credit losses and lower tax-exempt dividend income.
■ T23 2009 financial performance

	Canadian	International
($ millions)	Banking	Banking	Scotia Capital	Other (1)	Total

Net interest income(2)	$4,785	$3,773	$1,427	$(1,657)	$8,328
Other income	2,279	1,480	2,138	232	6,129
Provision for credit losses	702	577	338	127	1,744
Non-interest expenses	3,757	2,960	1,072	130	7,919
Income taxes/non-controlling interest(2)	754	401	704	(612)	1,247

Net income	$1,851	$1,315	$1,451	$(1,070)	$3,547

Return on equity(3) (%)	22.3%	12.5%	20.0%	N/A	16.7%
Average earning assets ($ billions) (3)	$192	$90	$183	$48	$513

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Taxable equivalent basis. See non-GAAP measures on page 27.

(3)	Non-GAAP measure. Return on equity for the business segments is based on economic equity attributed. See non-GAAP measures on page 27. N/A Not applicable
2009 Scotiabank Annual Report      51

Management’s Discussion and Analysis

> Canadian Banking
2009 Achievements
•	Scotia Mutual Funds continued to be strong in 2009, and were ranked #1 by the Investment Funds Institute of Canada for total net sales. This growth came in part from Scotia INNOVA Portfolios, ScotiaFunds’ new fund-of-funds solution, which has had one of the industry’s most successful launches of a product in this category, surpassing $500 million in assets under management since the January launch. DundeeWealth and CI Financial, in which the Bank has invested, were also top sales performers.

•	Rebranded the insurance business as ScotiaLife Financial and announced a broad range of home, auto and life insurance products and services distributed through multiple channels including the first retail storefront for Scotia.

•	Launched the new Scotia Visa Momentum card which provides customers with a money back savings feature of up to 2%.

•	The joint venture with Cineplex Entertainment, SCENE, surpassed 2 million members. This integrated loyalty program is providing an excellent source of new customers for Scotiabank – with more than 160,000 added in Fiscal 2009 and over 300,000 since the program launched in May of 2007.

•	Enhanced the Startright Program to provide more financial tools and resources to Newcomers to Canada – a key growth customer segment.

•	Scotiabank recently captured five Best Banking Awards from the 2009 Synovate Customer Service Index (CSI) study, up from four in 2008. The awards garnered this year were for Values My Business, Financial Planning & Advice, Interest Rates and Service Charges, Value for Money and Products & Service Excellence.
2010 Priorities
•	Maintain strong market position and focus on high potential growth areas across products.

•	Grow revenues and control expenses while maintaining positive operating leverage.

•	Leadership development.

•	Invest in new initiatives to build profitable new customer relationships.

•	Prudently manage risk.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	Net income

•	Operating leverage and productivity ratio

•	Loan loss ratio

•	Market share of key products

•	New customer acquisition

•	Customer loyalty

•	Employee satisfaction
Business profile
Canadian Banking provides a full range of banking and investing services to more than 7.4 million customers across Canada, through a network of 1,019 branches, 2,964 ABMs, and 101 Wealth Management offices, as well as telephone and Internet banking. Canadian Banking includes three main businesses:
•	Retail and Small Business Banking provides mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses.

•	Wealth Management provides a full range of products and services including: retail brokerage (discretionary, non-discretionary and self-directed); investment management advice; mutual funds and savings products; and financial, trust and estate planning, as well as private client services, for affluent customers.

•	Commercial Banking delivers a full product suite to medium and large businesses, including banking, cash management, lending and leasing.
Strategy
Canadian Banking remains committed to developing strong relationships with its customers and ensuring that they have access to great service and advice, as well as a full suite of financial solutions to help achieve their financial priorities. Canadian Banking will continue to pursue growth strategies focused on building profitable relationships across key customer segments and high potential markets.
Financial performance
Canadian Banking reported net income of $1,851 million in 2009, $127 million or 7% higher than last year. Return on economic equity was 22.3% versus 35.6% last year. The decrease was due to higher capital attributed to the business line, relating to the acquisition of E*TRADE Canada (renamed Scotia iTRADE) and the purchase of a significant investment in CI Financial.
52      2009 Scotiabank Annual Report

MD&A > Business Lines
Assets and liabilities
Average assets before securitization rose $17 billion or 10% in 2009. This was led by substantial growth in residential mortgages (before securitization) of $9 billion or 8%, which resulted in market share growth of 18 basis points versus the other major banks. Personal loans, including revolving credit, increased $6 billion or 16% year over year. Personal deposits grew by $9 billion or 10%, reflecting customers’ preference for safe and liquid investments during a period of economic uncertainty. Non-personal deposits rose $8 billion or 18% from growth in both non-personal term and current accounts. Assets under administration grew 7% to $137 billion in 2009, mainly in mutual funds reflecting a market recovery in the second half of 2009.
Revenues
Total revenues were $7,064 million, up $566 million or 9% from last year. Net interest income increased $461 million to $4,785 million, due to strong volume growth in both assets and deposits. The margin increased by 3 basis points to 2.49%, due in part to lower wholesale funding costs and a wider prime/BA spread. Other income for the year was $2,279 million, representing growth of $105 million or 5% mainly in retail and wealth management.
Retail & Small Business Banking
Total revenues were $4,404 million, up $390 million or 10% from last year. Net interest income rose by $354 million or 11% due to growth in assets and deposits and a higher margin. Other income rose $38 million or 4% mainly in transaction-based fees, partly offset by a decrease in ABM fees due to lower transaction volumes.
Commercial Banking
Total revenues rose $177 million or 13% to $1,525 million in 2009. Net interest income grew 17% from last year, with a significantly higher margin mainly from lower wholesale funding costs and growth in both assets and deposits. Average deposits rose 20%, largely from growth in current accounts. Average assets grew 2% reflecting the slower business climate in 2009. Year-over-year, other income was flat at $328 million.
■ T24 Canadian Banking financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$4,785	$4,324	$3,855
Other income	2,279	2,174	2,248
Provision for credit losses	702	399	295
Non-interest expenses	3,757	3,632	3,559
Income taxes(1)	754	743	685

Net income	$1,851	$1,724	$1,564

Key ratios
Return on economic equity	22.3%	35.6%	33.0%
Productivity(1)	53.2%	55.9%	58.3%
Net interest margin(1)	2.49%	2.46%	2.51%
PCL as a percentage of loans and acceptances	0.37%	0.23%	0.19%

Selected balance sheet data (average balances)
Earning assets	192,262	175,464	153,695
Deposits	143,891	127,615	116,012
Economic equity	8,049	4,764	4,699

(1)	Taxable equivalent basis.
Wealth Management
Total revenues were flat at $1,135 million year over year, as revenue from the investment in CI Financial and the full-year impact of Scotia iTRADE were offset by lower revenues from other business segments as a result of difficult market conditions. Mutual fund revenues were down 13%, although market share grew. Private client and full-service brokerage revenues were down due to a lower interest margin reflecting historically low interest rate levels and weak
2009 Scotiabank Annual Report      53

Management’s Discussion and Analysis
market conditions. Partially offsetting were higher online brokerage revenues of 34%, mainly due to the acquisition of E*TRADE Canada and growth in trading volumes.
Non-interest expenses
Non-interest expenses rose $125 million or 3% to $3,757 million in 2009. The increase was due mainly to the full year impact of the acquisitions of E*TRADE Canada and Irwin Commercial Finance Canada (renamed Roynat Lease Financing), new branches and sales force expansion in 2008, higher performance-related compensation and higher VISA reward points. Partially offsetting were lower discretionary expenses reflecting management action taken in response to uncertain market conditions.
Credit quality
The provision for credit losses in Canadian Banking was $702 million in 2009, comprised of $695 million in specific provisions and a $7 million sectoral provision related to the automotive sector. The increase of $296 million in specific provisions compared to last year was primarily attributable to higher retail provisions in the indirect automotive and unsecured lending portfolios.
Outlook
In 2010, it is expected that assets will grow moderately across most products, reflecting a gradual economic recovery. Deposit growth is not expected to be as strong as in 2009 and will likely be tempered by a flow of funds back to recovering equity markets and returning confidence in non-traditional service providers.
     The interest margin should remain fairly stable as interest rates are expected to remain at historically low levels through the early months of the fiscal year.
     Strong growth in other income is expected, reflecting increased credit card and retail revenues as well as stronger Wealth Management revenues, including higher contributions from the Bank’s investments in CI Financial and DundeeWealth.
     Retail and commercial loan loss provisions are expected to remain at higher levels, reflecting the relatively slow economic recovery and continued high unemployment.
     Canadian Banking plans to expand its retail network and product offerings, while maintaining positive operating leverage for the year.
54      2009 Scotiabank Annual Report

MD&A > Business Lines

> International Banking
2009 Achievements
•	Revenue growth programs implemented to:
–	Focus on valued retail customers and optimize the productivity of our sales forces;

–	Provide new and improved sales and service channels through expanded call centre and internet banking capabilities;

–	Develop and promote new products and services by extending offerings such as insurance and wealth management.
•	Credit risk management improved by implementing industry leading retail account management and pricing platforms in a number of key markets.

•	Operational efficiency improved by:
–	Consolidating functions and standardizing operating platforms, systems and processes;

–	Completing the integration of Banco del Desarrollo in Chile.
•	Expanded the distribution network in selected geographies and segments by:
–	Adding 99 branches, including 35 in Mexico and 15 in the Caribbean and Central America; and

–	Opening Private Client Group offices in Miami, Turks and Caicos and Trinidad and Tobago to expand wealth management operations.
•	Furthered investment in Thailand, a key growth market, through increased ownership of Thanachart Bank from 24.99% to 49%.

•	Recognized for commitment to excellence, and customer satisfaction and loyalty:
–	Scotiabank was selected as Bank of the Year 2009 in Belize, Turks and Caicos, Guyana, Barbados and the Dominican Republic by The Banker magazine and as Bank of the Year 2009 in Jamaica by Euromoney magazine;

–	Global Finance magazine selected Scotiabank as Best Emerging Market Bank in Costa Rica and Jamaica and Best Foreign Exchange Bank in Jamaica;

–	Trade Finance magazine selected Scotiabank as Best Trade Bank in Central America and the Caribbean.
2010 Priorities
•	Drive organic growth by optimizing profitability and retention of high-value customers;

•	Deepen customer relationships by improving cross-sell on a full suite of product offerings to customers, striving to meet all of their financial services needs;

•	Partner with Scotia Capital to build the Global Wholesale business in Latin America and Asia;

•	Partner with Global Transaction Banking to drive additional value for our corporate and commercial customers by providing complementary services such as business deposits, cash management, trade finance and correspondent banking;

•	Strengthen credit risk management by continuing to roll-out integrated, industry leading retail account management and pricing platforms across the division;

•	Maintain positive operating leverage by judiciously managing strategic investments;

•	Seek opportunistic acquisitions and investments.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	Net income

•	Revenue growth

•	Return on economic equity

•	New customer acquisition

•	Productivity ratio

•	Loan loss ratio

•	Employee engagement
Business profile
International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 40 countries outside Canada – an international presence unmatched by our domestic competitors. More than 46,000 employees, including subsidiaries and affiliates, provide a full range of financial services to over five million customers through a network of 1,907 branches and offices, 3,509 ABMs, telephone and Internet banking, in-store banking kiosks, and specialized sales forces. The Bank operates in the following geographic regions: the Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
International Banking is growing through a combination of organic growth and acquisitions. Organic growth in personal banking is being driven by improving the effectiveness of in-branch sales teams, upgrading contact centers and Internet banking capability, building the branch network and adding specialized sales forces. The retail customer base is increasing by expanding the affluent and consumer finance segments. Growth in the commercial and corporate banking business will be furthered by leveraging the full range of services and expertise in the Scotiabank Group. International Banking is also expanding beyond traditional banking products and services to build its presence in pension fund management and insurance.
     The acquisition strategy is focused primarily on acquiring financial services companies in markets where the Bank has existing operations; however, acquisitions may be used to selectively enter new markets.
2009 Scotiabank Annual Report      55

Management’s Discussion and Analysis
Financial performance
International Banking reported net income of $1,315 million in 2009, an increase of $129 million or 11% from last year. Record results were achieved notwithstanding the global economic slowdown. This validates our strategy of investing in high potential markets with diversification across products, segments and geographies. This year’s results benefited from the weaker Canadian dollar for most of the year and favourable fair value adjustments on certain financial instruments. Results were also impacted by higher contributions from acquisitions, strong treasury earnings and a low effective tax rate. Partly offsetting was the writedown of an equity investment and lower gains on sales of securities. Economic conditions curtailed growth and lead to deterioration in credit quality and increased loan losses. Return on economic equity was 12.5% compared to 15.5% last year due to an increase in capital attributed to International Banking.
Assets and liabilities
Average assets increased $10 billion or 13%, $5 billion (7%) after adjusting for the positive impact of the foreign currency translation and the impact of acquisitions. The increase in retail loans of 11% partly reflected the growth momentum from 2008 and the reclassification of certain securities to loans. Commercial loans recorded average year-over-year growth of 10% or $3 billion. Asset growth slowed during the year, returning modestly in the final quarter. The slowdown was across most jurisdictions, and reflected curtailed demand and tightened credit policies. Average securities volumes declined, mainly in Mexico. Growth in low-cost deposits was strong at 9%, stimulated by consumer demand for safe investment vehicles.
Revenues
Total revenues were a record $5,253 million in 2009, an increase of $656 million or 14% from last year. Excluding the impact of foreign currency translation and the impact of mark-to-market on certain securities, revenues rose 9%.
     Net interest income was $3,773 million in 2009, an increase of $458 million or 14% from last year. This reflected the positive impact of foreign currency translation, fair value adjustments and contributions from new acquisitions in Peru and additional investments in Asia. Also contributing were increased average loans, widening of lending spreads and strong treasury revenues.
     Other income increased $198 million or 15% to $1,480 million. This partly reflected foreign currency translation, fair value adjustments on certain financial instruments and the contribution from acquisitions. In addition, other income benefited from strong foreign exchange revenue and widespread transaction-driven growth. These were partly offset by higher writedowns of securities, the loss on sale of credit cards in Mexico, and the gain from the IPO of the Mexican Stock Exchange in 2008.
Caribbean and Central America
Total revenues were $1,843 million in 2009, an increase of $132 million or 8% over last year. Excluding the positive impact of foreign currency translation, acquisitions, and the fair value adjustments and writedowns on certain securities, total revenues rose $64 million or 4%.
■ T25 International Banking financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$3,773	$3,315	$2,762
Other income	1,480	1,282	1,227
Provision for credit losses	577	236	101
Non-interest expenses	2,960	2,634	2,279
Income taxes/non-controlling interest(1)	401	541	359

Net income	$1,315	$1,186	$1,250

Key ratios
Return on economic equity	12.5%	15.5%	19.5%
Productivity(1)	56.3%	57.3%	57.1%
Net interest margin(1)	4.21%	4.17%	4.18%
PCL as a percentage of loans and acceptances	0.90%	0.44%	0.25%

Selected balance sheet data (average balances)
Earning assets	89,528	79,403	66,146
Deposits	49,810	45,438	48,959
Economic equity	9,968	7,353	6,322

(1)	Taxable equivalent basis.
56      2009 Scotiabank Annual Report

MD&A > Business Lines
     Net interest income was $1,475 million in 2009, an increase of $81 million excluding the impact of foreign currency translation. The increase was driven by higher average retail assets across the region and wider spreads.
     Other income of $368 million was down $54 million from last year, mainly reflecting the impact of a $79 million writedown on an equity investment this year. Excluding this, the fair value adjustment to certain securities and the impact of acquisitions and foreign currency translation, other income decreased by 1% due to weakness in tourist-based economies.
Mexico
Total revenues were $1,244 million in 2009, a decrease of $137 million or 10% compared to last year. Excluding foreign currency translation, the loss on sale of the credit card portfolio and last year’s IPO gains, revenues rose $83 million or 6%.
     Net interest income was $820 million, a nominal decrease of $2 million from 2008 excluding the impact of foreign currency translation. Growth in mortgages, wider lending spreads and improved core deposits were partly offset by the lower value of deposits as interest rates fell throughout the year.
     Other income was $424 million this year, down $55 million from 2008. Excluding the gain from the IPO in 2008, the loss on the sale of the credit card portfolio, and the impact of foreign currency translation, other income increased $85 million or 20%. This strong growth reflected higher retail fees and other transaction-driven income and strong foreign exchange revenue.
Latin America, Asia and Other
Total revenues were $2,166 million in 2009, an increase of $662 million over last year. The increase was primarily due to acquisitions, lower securities writedowns, fair value adjustments to certain financial instruments in Asia, and foreign currency translation. Strong treasury earnings and widening of lending spreads contributed to strong revenue growth. These were partly offset by lower net gains on sale of securities in 2009.
Non-interest expenses
Non-interest expenses were $2,960 million in 2009, up $326 million or 12% from last year. Acquisitions and foreign currency translation accounted for 8% of this increase. The increase was due to higher compensation and premises expenses, consistent with business growth and new branch openings with the residual growth being well below inflation.
Credit quality
The specific provision for credit losses was $577 million in 2009, an increase of $341 million over last year. Retail portfolios across all regions were adversely affected by the global economic downturn and the full year impact of new acquisitions. While commercial provisions rose, this was due to substantial reversals in the prior year. Overall, the International Banking commercial portfolio held up relatively well in 2009 notwithstanding the challenging economic environment.
Outlook
Improved economic conditions and selective acquisitions should support continued growth. Local currency assets are expected to increase in the second half of 2010 which, together with continued strong margins, should drive revenue growth. However, some markets could lag and a stronger Canadian dollar will adversely impact reported foreign currency earnings.
     Loan loss provisions are expected to be higher next year entirely due to lower loan loss recoveries and reversals.
     Expenses will continue to be carefully managed while pursuing investments to improve operational efficiency and ongoing investment opportunities.
2009 Scotiabank Annual Report      57

Management’s Discussion and Analysis

> Scotia Capital
2009 Achievements
•	Bloomberg Markets magazine named Scotia Capital amongst its prestigious “Bloomberg 20” most successful global investment banks.

•	ScotiaMocatta launched a precious metals eStore in Canada offering a fully online delivery channel. Scotiabank is the first bank in Canada to offer this capability which allows shopping from the comfort of one’s home.

•	Scotia Capital received several recognitions from Global Finance magazine, including: Best Investment Bank in Canada for 2008, Best in Infrastructure Globally for 2008, Best Corporate/Institutional Internet Bank in Canada for 2009, and Best Foreign Exchange Bank in Canada for the fifth consecutive year (2009).

•	Scotia Capital ranked #1 for Canadian Corporate Debt Underwriting in Bloomberg’s 2008 League Tables.

•	Scotia Waterous ranked #1 globally by number of Oil & Gas M&A transactions and #2 by deal value for 2008, according to Bloomberg.

•	Notable transactions during the year:
–	Scotia Capital led a number of record breaking equity deals, including the largest common equity offering (Barrick Gold Corporation), largest preferred share offering (TransCanada), largest private placement (China Investment Corporation — Teck Resources Limited) and largest public/private placement, excluding self-led deals (Manulife Financial Corporation), as well as the largest IPO in Canada in 2009 (Genworth MI Canada Inc.).
–	Scotia Capital led a financing for the acquisition of Aeropuertos Dominicanos Siglo XXI by Advent International Corporation. The deal was the largest ever syndicated bank loan executed in the Dominican Republic, and was recognized as the Latin American Acquisition Deal of the Year for 2008 by Euromoney Latin Finance magazine.
2010 Priorities
•	Continue to prudently manage risks, particularly credit and market risks.

•	Execute sectoral strategy by expanding client coverage globally in selected industries and areas such as oil & gas, mining, power and institutional investor clients.

•	Take advantage of Fixed Income opportunities that arise from the current market environment, with geographic expansion where warranted.

•	Continue to expand the Energy Trading business initiative.

•	Utilize the expanded and enhanced infrastructure platform to increase market share.

•	Continue to capitalize on the enhanced equities franchise (sales, trading, research, underwriting).

•	Partner with International Banking to optimize delivery of wholesale products and services to clients outside Scotia Capital’s core geographic markets.

•	Maintain focus on leadership development.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	Revenue growth

•	Client profitability (return on economic equity)

•	Improvement of cross sell

•	Loan loss ratio

•	Productivity ratio

•	Value at risk

•	Employee satisfaction
Business profile
Scotia Capital is the wholesale banking arm of the Scotiabank Group. It offers a wide variety of products to corporate, government and institutional investor clients. Scotia Capital is a full-service lender and investment dealer in Canada and Mexico, and offers a wide range of products in the U.S. It also provides select products and services to niche markets in Europe and Asia.
     Scotia Capital provides corporate lending, equity underwriting and mergers & acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious metals.
Strategy
Scotia Capital’s strategy remains focused on achieving superior growth and earning strong returns on capital while prudently managing risk. This year Scotia Capital articulated a new strategic vision in the form of a Strategy Statement to better focus on revenue growth and other long-term business objectives:
Achieve superior growth by being a leading financial partner for our clients and a recognized global leader in key sectors. We will do this by leveraging our people, international reach, market intelligence and technical expertise.
58      2009 Scotiabank Annual Report

MD&A > Business Lines
Financial performance
Scotia Capital contributed record net income of $1,451 million in 2009, up $664 million or 84% from last year. This exceptional performance was driven by record revenues in both Global Capital Markets and Global Corporate and Investment Banking. Scotia Capital absorbed $62 million ($46 million after-tax) in charges relating to valuation adjustments, compared to $632 million ($382 million after-tax) last year relating to certain trading activities and valuation adjustments. The revenue increase predominantly reflects record performances in several businesses and underlines the strength of the diversified platform.
     As expected, given market conditions during the year, provisions for loan losses increased significantly over last year to $338 million. Expenses also increased compared to last year. Return on economic equity was 20%, slightly lower than last year’s performance as the record level of earnings was mitigated by an increase in equity attributed to the business.
Assets and liabilities
Total average assets increased 12% to $183 billion compared to last year. Average corporate loans and acceptances rose $8 billion, or 21%, to $46 billion. The United States lending business achieved strong growth of $6 billion or 36% and Europe also had strong loan growth of $2 billion or 27% compared to last year. There was also an increase of $13 billion in average derivative instrument assets, with a corresponding increase in derivative liabilities. Trading securities, loans and other assets to support both client-driven activity and trading opportunities were relatively unchanged.
Revenues
Total revenues increased to $3,565 million, up 95% compared to the prior year. Record revenues were achieved in both Global Capital Markets and Global Corporate and Investment Banking.
     Net interest income increased 27% to $1,427 million, due primarily to higher loan volumes, interest margins and loan origination fees in the lending portfolios. Other income rose significantly, by 202%, to $2,138 million reflecting higher trading revenues, higher credit-related fees and investment banking revenues and lower losses on securities. After adjusting for the impact of charges relating to certain trading activities and valuation adjustments, other income increased by $861 million or 64%.
Global Corporate and Investment Banking
Total revenues increased 123% to a record $1,801 million. Interest income rose 49% reflecting strong growth in asset volumes and portfolio spreads in all lending markets. Loan origination fees also increased. Other income increased substantially from the prior year, which reflected the writedown of certain securities and collateralized debt obligations in the U.S. portfolio. Credit fees were substantially higher, partly driven by growth in acceptance fees in Canada. New issue and advisory fees increased to a record level, despite lower advisory fees in Scotia Waterous. Revenues from the Canadian and U.S. lending portfolios were at the second highest level ever achieved.
■ T26 Scotia Capital financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$1,427	$1,120	$1,160
Other income	2,138	707	1,290
Provision for (recovery of) credit losses	338	(5)	(101)
Non-interest expenses	1,072	937	1,013
Income taxes(1)	704	108	413

Net income	$1,451	$787	$1,125

Key ratios
Return on economic equity	20.0%	21.5%	29.0%
Productivity(1)	30.1%	51.3%	41.3%
Net interest margin(1)	0.78%	0.68%	0.76%
PCL as a percentage of loans and acceptances(2)	0.61%	(0.01)%	(0.33)%

Selected balance sheet data (average balances)
Total assets	183,079	163,664	152,285
Earning assets	146,966	140,570	138,793
Loans and acceptances	67,257	54,147	41,526
Securities purchased under resale agreements	14,123	15,844	22,165
Securities	54,973	63,716	69,557
Economic equity	7,013	3,571	3,841

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
2009 Scotiabank Annual Report      59

Management’s Discussion and Analysis
Global Capital Markets
Total revenues increased 73% to a record $1,764 million. Interest income from trading operations rose slightly, as higher interest from trading assets was largely offset by lower tax-exempt dividend income. Other income increased 144% reflecting strong growth in trading revenues in almost every business line. Record revenues were earned in the fixed income, precious metals and equities businesses and the foreign exchange business generated its second highest revenues.
Non-interest expenses
Non-interest expenses were $1,072 million in 2009, a 14% increase from last year, due primarily to higher performance-related compensation and legal provisions. Salaries, technology costs and support costs also increased to assist business growth. Performance-related compensation increased $30 million, ($116 million before the impact of the deferral resulting from the change in plan design) in line with improved performance.
Credit quality
The provision for credit losses in Scotia Capital was $338 million in 2009, comprised of $301 million in specific provisions and a $37 million sectoral provision related to the automotive sector, compared to a net recovery of $5 million last year. Significantly higher provisions were incurred in the United States and Canada this year.
Outlook
In 2010, Scotia Capital is expected to deliver strong earnings, but is unlikely to match the extraordinary trading results achieved in 2009.
     In Global Capital Markets (GCM), some trading businesses are likely to face more normalized market conditions. Nevertheless, GCM should benefit from growth in the product lines and sectors in which it has invested. In Global Corporate and Investment Banking (GCIB), there may be more activity in mergers and acquisitions which could benefit advisory fees and lending volumes.
     Loan loss provisions in the corporate credit portfolio are expected to improve.
     Scotia Capital will continue to manage operating costs closely, while making prudent investments to provide sustainable long-term growth.
60      2009 Scotiabank Annual Report

MD&A > Business Lines
> Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Financial performance
The Other segment had a net loss of $1,070 million in 2009, compared to a net loss of $557 million in 2008.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2009, compared to $416 million last year.
Revenues
Net interest income was negative $1,657 million this year, compared to negative $1,185 million in 2008. This was mainly due to higher costs associated with managing the Bank’s interest rate risk, and the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. These were partly offset by favourable changes in the fair value of financial instruments used for asset/ liability management.
     Other income was $232 million, compared to $139 million last year. The increase was mainly attributable to growth in securitization revenues, higher net gains on securities, and an improvement in the valuation of financial instruments.
Non-interest expenses
Non-interest expenses increased by $37 million from last year to $130 million, mainly from higher costs associated with asset securitizations.
Credit quality
The provision for credit losses of $127 million in 2009 was entirely from an increase in the general allowance. There were no provisions for credit losses in 2008.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $128 million lower than last year.
Outlook
Net income should improve in 2010. The Bank expects an improvement in net interest income, and lower writedowns on securities given improved equity markets. In addition, general loan loss provisions are anticipated to be lower. These favourable trends will likely be partly offset by lower securitization revenues.
■	T27 Other financial performance

($ millions)	2009	2008	2007

Net interest income(1)	$(1,657)	$(1,185)	$(679)
Other income	232	139	627
Provision for (recovery of) credit losses	127	—	(25)
Non-interest expenses	130	93	143
Income taxes(1)	(612)	(582)	(276)

Net income	$(1,070)	$(557)	$106

(1)	Includes elimination of the income gross-up reported in net interest income and provision for income taxes in Canadian Banking, International Banking and Scotia Capital to arrive at the amount reported in the Consolidated Statement of Income (2009–$288; 2008–$416; 2007–$531).
2009 Scotiabank Annual Report     61

Management’s Discussion and Analysis
Risk Management
Scotiabank has a strong, disciplined risk management culture. Risk management is a strategic priority of the Bank, and is a responsibility shared by all of its employees. The Bank has a well-established risk governance structure, supported by an experienced senior management team and a centralized risk management group that is independent of the business lines.
     As a result of its focus on risk management, the Bank had relatively modest exposure to the higher risk asset classes that precipitated the economic downturn. Its credit portfolio is diversified across business lines, countries, products, and industries; while market and liquidity risks are well within approved limits.
     In 2009, the Bank conducted a self-assessment against the Final Report of the Institute of International Finance (IIF) Committee on Market Best Practices, and provided the Board of Directors with a report of its findings. This self-assessment confirmed that the Bank has a robust, enterprise-wide risk management framework in place and its risk management practices are considered a core strength. In alignment with industry developments, the Bank continued to evolve certain policies related to stress testing, model risk management, and liquidity risk management. As well, the risk appetite framework was further enhanced and two new committees were formed: Operational Risk and Stress Testing.
Overview
Risk, to varying degrees, is present in all business activities of a financial services organization. Therefore effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has comprehensive risk appetite and risk management frameworks to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risk exposures include:
1. Credit
2. Market
3. Liquidity
4. Operational
5. Reputational
6. Environmental
     These frameworks are applied on an enterprise-wide basis and supported by a strong, disciplined risk management culture.
Risk governance
The Bank’s risk management governance structure begins with oversight by the Board of Directors, either directly or through its committees to ensure that decision-making is aligned with the Bank’s risk appetite. The Board receives regular updates on the key risks of the Bank, and approves key risk policies, limits, strategies, and risk appetite. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.
     Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the direct oversight of the Board. Decision-making is highly centralized through a number of senior executive risk management committees that are chaired by the CEO, the CRO or other senior executives. Committee structures and key accountabilities are outlined on page 63. The CRO maintains independent access to the Board and oversees the activities of both Group Treasury and Global Risk Management which in turn provide oversight of credit, market, liquidity, structural foreign exchange, structural interest rate, and operational risks.
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk appetite and risk management frameworks, and is independent of the Bank’s business units. These frameworks are integrated with the Bank’s strategies and business planning processes. The effectiveness of these frameworks is enhanced by active participation of the Board of Directors, senior executives and business line management.
Risk appetite framework
The Bank’s risk appetite framework governs risk taking activities on an enterprise-wide basis. It consists of four components as shown in the diagram above, and combines qualitative as well as quantitative terms of reference to guide the Bank in determining the amount and types of risk it wishes to undertake.
Risk principles
Risk principles provide the qualitative foundation of the risk appetite framework, and include the promotion of a robust risk culture, the accountability for risk by the business lines, the independent oversight of risk by Global Risk Management, the avoidance of excessive risk concentrations, and the requirement that risks be clearly understood, measurable, and manageable.
Strategic principles
Strategic principles are values and priorities that guide business decisions. The Bank’s key strategic principles influencing its risk appetite are:
•	placing emphasis on diversity, quality and stability of earnings,

•	focusing on core businesses by leveraging competitive advantages, and

•	making disciplined and selective strategic investments.
Governing financial objectives
Governing financial objectives focus on long-term shareholder value. These objectives include sustainable earnings growth, maintenance of adequate capital in relation to the Bank’s risk profile, and availability of financial resources to meet financial obligations on a timely basis at reasonable prices.
62     2009 Scotiabank Annual Report

MD&A > Risk Management
Scotiabank’s risk governance structure
Executive Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market, Operational and Reputational Risk committees.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.
Strategic Transaction and Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Senior Management Committees:
Senior Credit Committees: adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail and small business.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Operational Risk Committee: promotes an enterprise-wide operational risk framework to ensure risks are understood, communicated, and appropriate actions are taken to mitigate related losses.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
Human Investment Committee: reviews and approves all senior management appointments and the staffing of key positions, as well as broad compensation issues.
Stress Testing Committee: sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise Stress Testing program.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
2009 Scotiabank Annual Report     63

Management’s Discussion and Analysis
Risk appetite measures
Risk appetite measures provide objective metrics that gauge risk and articulate the Bank’s risk appetite statement. They provide a link between actual risk taking activities and the risk principles, strategic principles and governing financial objectives described above. These measures include capital and earnings ratios, market and liquidity risk limits, and credit and operational risk targets.
Risk management framework
The Bank’s risk management framework is applied on an enterprise-wide basis. The risk management programs of subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.
     The framework has four main components as shown in the diagram above. Each component is regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.
Strategies, policies & limits
Within the risk management framework, strategies and policies establish the governance and risk management culture over the Bank’s risk taking activities.
     Strategies provide quantitative and qualitative guidance for each component of the framework. This guidance is, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives.
     Policies apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, audit, business lines, and senior executive management. They also reflect industry best practices and requirements of regulatory authorities.
     Limits control risk-taking activities within the tolerances established by the Board of Directors and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines, and to support the measurement of economic capital on an enterprise-wide basis.
     The Bank also applies stress testing programs at both the risk level, and enterprise-wide level to estimate the potential impact on the Bank’s income and capital as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital, funding, market risk limits, and credit risk strategy. Enterprise-wide stress testing is also integrated into the strategic planning process.
     The Bank regularly monitors its risk exposures to ensure business activities are operating within approved limits or guidelines, and the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board of Directors depending on the limit or guideline.
     Reporting tools aggregate measures of risk across products and businesses to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio. A comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals is presented quarterly to the Executive and Risk Committee of the Board of Directors.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
Basel II
The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk – credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:
•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.
•	Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP – for further discussion, refer to the Capital Management section on page 38).
•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.
     The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.
64     2009 Scotiabank Annual Report

MD&A > Risk Management
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.
     The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:
•	The objectives of the credit risk strategy are to ensure that:
–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.
•	The credit risk policy articulates the credit risk management framework, including:
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.
     Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.
     Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments is also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.
     Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.
     Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.
Risk measures
The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.
     The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:
(i)	credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

(ii)	the review and validation processes represent an effective challenge to the design and development process.
     Credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.
     Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the general allowance for credit losses, and return on economic capital.
Commercial and corporate
Adjudication
Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:
•	the borrower’s management;

•	the borrower’s current and projected financial results and credit statistics;

•	the industry in which the borrower operates;

•	economic trends; and

•	geopolitical risk.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.
     A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and
2009 Scotiabank Annual Report     65

Management’s Discussion and Analysis
commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.
     Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.
     The internal credit risk ratings are also considered as part of the Bank’s single borrower limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.
     The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution.
■	T28 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
Internal Grade	Description	Moody’s	S&P

99 — 98	Investment grade	Aaa to Aa1	AAA to AA+
95 — 90		Aa2 to A3	AA to A-
87 — 83		Baa1 to Baa3	BBB+ to BBB-

80 — 75	Non-investment grade	Ba1 to Ba3	BB+ to BB-
73 — 70		B1 to B3	B+ to B-

65 — 30	Watch list
27 — 21	Default

(1)	Applies to non-retail portfolio.
■	T29 Credit risk assessment of exposures Non-retail AIRB portfolio(1)

		Exposure	Exposure	Exposure
	Exposure	Weighted	Weighted	Weighted
	at default(3)	Average	Average	Average
As at October 31, 2009	($ millions)	PD (%)(4)	LGD (%)(5)	RW (%)(6)

Investment grade(2)	188,722	0.10	26	16
Non-investment grade	42,486	0.86	39	65
Watch list	5,204	25.85	41	211
Default(7)	1,683	100.00	43	297

Total	238,095	1.50	29	31

Total as at October 31, 2008	254,510	0.65	34	37

(1)	Excludes securitization exposures.

(2)	Includes $43.5 (2008 – $36.3) billion government guaranteed mortgages.

(3)	After credit risk mitigation.

(4)	PD – Probability of Default.

(5)	LGD – downturn Loss Given Default including a certain conservative factor as per Basel accord.

(6)	RW – Risk Weight.

(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.
Traded Products
Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value.
     Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.
     Most traded products transactions benefit from credit mitigation techniques, such as netting and collateralization, which are taken into consideration in the calculation of counterparty credit risk exposure. A master netting agreement allows for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. Collateral agreements with a counterparty allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold.
     Investment grade counterparties account for approximately 92% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 74% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2009:
•	no exposure to a non-investment grade counterparty exceeded $170 million pre-tax;

•	no exposure to a corporate counterparty exceeded $174 million pre-tax.
Risk ratings
The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower
66     2009 Scotiabank Annual Report

MD&A > Risk Management
IG codes and external agency ratings is shown in Table 28.
     IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.
Credit risk and capital
The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios. The remaining credit portfolios are subject to the Standardized Approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss-given-default (LGD) and exposure-at-default (EAD).
•	Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.
•	Loss-given-default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.
•	Exposure-at-default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.
     All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:
(i)	long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

(ii)	downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

(iii)	the addition of an adequate level of conservatism, which should reflect the statistical uncertainty inherent in historical estimates.
     These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 29.
Consumer
Adjudication
The decision-making process for consumer loans, which include small business loans, ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer focused, rather than product focused. The Bank’s belief is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication software calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management and is migrating toward the customer-centric approach.
     Credit scoring and policy changes are made by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk ratings
The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of probability of default and loss, as well as early identification and management of problem loans.
     The overall risk ratings system is reviewed annually with specific components evaluated frequently and more thoroughly if significant deterioration is detected in a portfolio or in the performance of a credit scorecard. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.
Canadian retail
The Bank uses the AIRB approach under Basel II to determine minimum regulatory capital requirements for its retail credit portfolio. AIRB risk parameters – estimates of probability of default (PD), exposure at default (EAD), and loss given default (LGD) – are fundamental tools in credit review and risk management. They are used as part of the ongoing review and monitoring of policies and procedures. As well, these parameters, along with the estimation of expected loss, are also used to determine the Bank’s economic capital requirements. The expected loss calculation is also compared to the provisions in Canadian Banking to ensure they reflect reasonable market conditions.
2009 Scotiabank Annual Report 67

Management’s Discussion and Analysis
■	T30 Retail loan probability of default scale

Category of PD Grades	PD Range

Very low	0.0000% - 0.2099%
Low	0.2100% - 0.4599%
Medium	0.4600% - 3.1999%
High	3.2000% - 17.2899%
Very high	17.2900% - 99.9999%
Default	100%
■	T31 Credit risk assessment of exposures – Retail AIRB portfolio

	Exposure	Exposure	Exposure	Exposure
	at default	Weighted	Weighted	Weighted
	(EAD)(1)	Average	Average	Average
As at October 31, 2009	($ millions)	PD (%)(2)(5)	LGD (%)(3)(5)	RW (%)(4)(5)

Very low	75,362	0.09	21	4
Low	18,601	0.36	37	14
Medium	22,748	1.07	47	33
High	2,297	8.24	52	86
Very high	867	25.60	83	221
Default	564	100.00	55	—

Total	120,439	1.13	30	14

Total as at October 31, 2008	107,548	0.77	30	11

(1)	After credit risk mitigation.

(2)	PD – Probability of Default.

(3)	LGD – Loss Given Default.

(4)	RW – Risk Weight

(5)	Exposure at default used as basis for estimated weightings.

(6)	Gross defaulted exposures, before any related allowances.
     PD is estimated using a statistical model that is applied to all performing (non-defaulted) facilities on a monthly basis. The model predicts the probability that the facility will default within the next 12 months. The model uses all relevant information, including internal performance, credit bureau score, and certain macroeconomic factors. All retail portfolios use the Basel standard definition of default in calculating PD. The retail portfolio is comprised of the following Basel-based components:
•	Residential mortgages consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;
•	Qualifying revolving consists of all unsecured credit cards and lines of credit;
•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.
     Fifteen PD bands are calculated for each retail portfolio, which are then summarized into fewer bands as shown in Table 30.
     Retail facilities can generally be cancelled unconditionally at time of default, meaning no additional drawdown of a facility is possible after default. EAD measures the increases in the balance of revolving facilities from the time they are initially observed until the point of default. This historic experience is used to estimate the value of defaulted exposures in the portfolio in the next 12 months.
     LGD is calculated by dividing the losses (less the net present value of recoveries and collection costs) by EAD. The historic LGD is used to forecast the LGD that will be experienced in the portfolio in the following 12 months.
     These risk measures are then converted into regulatory capital requirements by means of formulas specified by the Basel Committee. The credit quality distribution of the Bank’s AIRB retail portfolio is shown above in Table 31.
International retail
International retail credit portfolios (the Bank does not have any U.S. retail branches) consist of the following components:
•	Residential mortgages consist of conventional and high ratio residential mortgages;
•	Qualifying revolving consists of all credit cards, lines of credit and overdrafts;
•	Other retail consists of term loans.
Market risk
Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:
Interest rate risk
The risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk
The risk of loss due to changes in the market price of credit, or the credit - worthiness of a particular issuer.
Foreign currency risk
The risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.
Equity risk
The risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity risk
The risk of loss due primarily to changes in, and volatility of, spot and forward prices of precious and base metals, and energy products.

Funding	Interest rate risk Foreign currency risk	Investments	Interest rate risk Credit spread risk Foreign currency risk Equities risk	Trading	Interest rate risk Credit spread risk Foreign currency risk Equities risk Commodities risk
68     2009 Scotiabank Annual Report

MD&A > Risk Management
The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
Risk measurement summary
Value at risk
Value at Risk (VaR) is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.
Stress testing
VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity related to non-trading portfolios. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s Canadian and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for planning purposes.
     Interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or
2009 Scotiabank Annual Report     69

Management’s Discussion and Analysis
maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.
     Table 32 shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2009, and Chart 41 illustrates trends in one-year interest rate gaps. In 2009, the asset gap resulting from the continued consumer preference for variable-rate mortgages narrowed slightly. The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2009.
     Table 33 shows the before-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholders’ equity. Based on the Bank’s interest rate positions at year-end 2009, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income before tax by approximately $220 million over the next 12 months. During fiscal 2009, this measure ranged between $142 million and $220 million. This same increase in interest rates would result in a before-tax decrease in the present value of the Bank’s net assets of approximately $275 million. During fiscal 2009, this measure ranged between $109 million and $275 million.
■	T32 Interest rate gap

				Non-
Interest rate sensitivity position(1)	Within	3 to 12	Over	interest rate
As at October 31, 2009 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$176.4	$21.1	$79.1	$7.0	$283.6
Liabilities	144.0	37.3	86.8	15.5	283.6

Gap	32.4	(16.2)	(7.7)	(8.5)	—
Cumulative gap	32.4	16.2	8.5	—

Foreign currencies
Assets	$138.9	$19.1	$25.1	$29.8	$212.9
Liabilities	134.3	26.1	11.7	40.8	212.9

Gap	4.6	(7.0)	13.4	(11.0)	—
Cumulative gap	4.6	(2.4)	11.0	—

Total
Gap	$37.0	$(23.2)	$5.7	$(19.5)
Cumulative gap	37.0	13.8	19.5	—

As at October 31, 2008:
Gap	$22.8	$(10.0)	$11.5	$(24.3)
Cumulative gap	22.8	12.8	24.3	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
■	T33 Structural interest sensitivity

	2009		2008
	Economic Value of	Annual	Economic Value of	Annual
($ millions)	Shareholders’ Equity	Income	Shareholders’ Equity	Income

Before-Tax Impact of
100bp increase in rates	(275)	220	(553)	133
100bp decrease in rates	253	(261)	513	(148)

Before-Tax Impact of
200bp increase in rates	(510)	447	(1,096)	257
200bp decrease in rates	812	(585)	1,048	(296)

Foreign currency risk
Foreign currency risk in the Bank’s funding and investment activities arises primarily from the Bank’s net investments in self-sustaining foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.
     The Bank’s foreign currency exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments and determines the appropriate hedging strategies. Hedging activity may consist of funding the investments in the same currency or using other financial instruments, including derivatives.
     In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.
     The Bank is also subject to foreign currency translation risk on the earnings of its foreign operations which are not self-sustaining. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch
70     2009 Scotiabank Annual Report

MD&A > Risk Management
in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from positions in operations that are not self sustaining are recorded directly in earnings.
     As at October 31, 2009, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates, decreases (increases) the Bank’s before-tax annual earnings by approximately $32 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $187 million as at October 31, 2009, net of hedging.
Investment portfolio risks
The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2009, the fair value of the Bank’s investment portfolios was above cost by $828 million (after related derivative and other hedge amounts), compared to an unrealized loss of $1,320 million at the end of fiscal 2008.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action to be taken, where appropriate. In certain situations, the product valuation process requires the application of a valuation adjustment. For a discussion of valuation considerations, refer to the discussion of the fair value of financial instruments on page 78.
     In fiscal 2009, the one-day VaR for trading activities averaged $17.0 million, compared to $16.8 million in 2008. Higher interest rate, foreign exchange and commodity risk were partially offset by an increase in the diversification between risk factors. Table 34 shows VaR by risk factor.
     Chart 42 shows the distribution of daily trading revenue for fiscal 2009. Trading revenue averaged $5.8 million per day, compared to $2.3 million for 2008. The increase was due to improved revenues across all business lines, particularly securities trading. Revenue was positive on more than 89% of trading days during the year, compared to 77% in 2008. During the year, the largest single day loss was $16 million which occurred on November 20, 2008, compared to a VaR of $28.9 million.

(1)	Taxable equivalent basis; refer to non-GAAP measures on page 27. Amounts exclude certain large items that cannot be properly ascribed to any one day and would distort the comparison.

(1)	Amounts exclude certain large items that cannot be properly ascribed to any one day and would distort the comparison.

(2)	Taxable equivalent basis; refer to non-GAAP measures on page 27.
2009 Scotiabank Annual Report     71

Management’s Discussion and Analysis
■	T34 One-day VaR by risk factor

	2009				2008
($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low

Interest rate	15.6	16.3	26.1	10.9	23.8	14.2	25.0	9.7
Equities	3.0	4.6	9.3	2.0	4.9	4.8	24.9	2.1
Foreign exchange	3.4	2.2	4.7	0.5	1.7	1.1	4.7	0.4
Commodities	3.7	3.5	5.6	1.9	3.4	3.1	4.7	1.9
Diversification	(10.5)	(9.6)	N/A	N/A	(7.3)	(6.4)	N/A	N/A

All-Bank VaR	15.2	17.0	28.9	10.2	26.5	16.8	30.4	10.8

Calculation of market risk capital for trading
The assessment of market risk for trading activities includes both general market risk and specific risk. General market risk is defined as the risk of loss arising from adverse changes in market prices. Specific risk is defined as the risk of loss caused by an adverse price movement of a debt or equity instrument due principally to factors related to the issuer. Under the Basel II capital adequacy guidelines, the specific risk capital and general market risk capital requirements apply to interest rate risk and equity risk. The general market risk capital requirement also applies to commodities risk and foreign exchange risk.
     For all material trading portfolios, the Bank applies its internal Value at Risk (VaR) model to calculate the capital charge for general market risk and specific risk. The attributes/ parameters of this model are described in the Risk Measurement Summary on page 69. The Office of the Superintendent of Financial Institutions (OSFI) has approved the Bank’s internal VaR model for the determination of its General Market Risk Capital and Equity and Debt Specific Risk Capital requirements.
     For non-material trading portfolios, the Bank applies the Standardized Approach for calculating general market risk and debt specific risk capital. The standardized method uses a “building block” approach with the capital charge for each risk category calculated separately.
     The Bank is assessing the quantitative impact on market risk capital of the new trading book rules under the Basel II market risk framework.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lowers its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above in the Trading activities section. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     Total notional amounts of derivatives as at October 31, 2009, were $1,540 billion compared to $1,562 billion a year ago. The decrease was driven by foreign currency translation declines, as the Canadian dollar strengthened relative to U.S. dollar at the year end, and lower volumes in foreign exchange contracts offset by volume growth in interest rate contracts. With respect to credit derivatives, notional amounts were $91 billion as at October 31, 2009, down $30 billion from a year ago, primarily due to foreign currency translation and a reduction in credit trading activities. Approximately 58% of the credit derivative notional amounts represent derivative contracts where the Bank has purchased credit protection and the balance where the Bank has sold credit protection as a result of its trading operations. The net long (purchased) credit protection from credit derivatives in the trading book is generally offsetting net long loan positions held for trading.
     The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures in its non-trading loan portfolio. As at October 31, 2009, the notional value of credit default swaps sold in the investment and credit portfolios was $0.1 billion, and the notional value bought as protection was $1.3 billion.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, and the Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
72 2009 Scotiabank Annual Report

MD&A > Risk Management
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, and to enable the core businesses to continue to generate revenue, even under adverse circumstances.
     Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The key elements of the liquidity risk framework are:
•	Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons and a minimum level of core liquidity.
•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing monitoring and reporting. They provide senior management and the LCO with a series of daily, weekly, monthly and quarterly reports of liquidity risk exposures.
•	Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:
–	Helping the Bank to understand the potential behavior of various positions on its balance sheet in circumstances of stress;

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans; and

–	Conveying an approximate range of risk.
The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The Bank also performs industry standard stress tests required by regulators and rating agencies. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.
•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.
•	Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold, or pledged to secure borrowings, under stressed market conditions or due to company specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.
     Given financial market turmoil over the past two years, regulators around the world have been focusing their attention on liquidity risk management. This may lead to new or revised regulatory requirements for all financial institutions. The Bank is closely monitoring these developments.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 35. These assets generally can be sold or pledged to meet the Bank’s obligations. During the year, the Bank significantly improved its liquidity position as liquid assets were $146 billion as at October 31, 2009 (2008 – $106 billion), equal to 29% (2008 – 21%) of total assets. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 69% and 31%, respectively (2008 – 64% and 36%, respectively).
■	T35 Liquidity

As at October 31 ($ millions)	2009	2008	2007	2006	2005

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$1,223	$498	$502	$469	$481
Deposits with other banks	1,371	1,654	4,152	2,445	1,770
Securities	81,613	46,558	53,429	53,762	39,361

	84,207	48,710	58,083	56,676	41,612

Foreign currency liquid assets
Cash and deposits with Bank of Canada	6,170	3,064	4,503	3,839	3,142
Deposits with other banks	34,513	32,102	20,039	16,623	15,112
Securities	19,649	21,298	19,809	20,824	22,180
Call and short loans	1,538	1,087	874	5	—

	61,870	57,551	45,225	41,291	40,434

Total liquid assets
Cash and deposits with Bank of Canada	7,393	3,562	5,005	4,308	3,623
Deposits with other banks	35,884	33,756	24,191	19,068	16,882
Securities	101,262	67,856	73,238	74,586	61,541
Call and short loans	1,538	1,087	874	5	—

	$146,077	$106,261	$103,308	$97,967	$82,046

Liquid assets as a % of total assets	29.4%	20.9%	25.1%	25.8%	26.1%

2009 Scotiabank Annual Report     73

Management’s Discussion and Analysis
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2009, total assets pledged or sold under repurchase agreements were $84 billion (2008 – $82 billion).
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, core deposits from retail and commercial clients through the Canadian and international branch network, and wholesale funding. The Bank also securitizes mortgages through the Canada Mortgage Bonds program as an alternative source of funding, and for liquidity and asset/ liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity.
     Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $243 billion as at October 31, 2009, versus $222 billion last year (see Chart 44). This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2009, the Bank’s core funds represented 49% of total funding, compared to 44% last year.
     During the global financial turbulence of the past year, the Bank’s funding programs performed well and as at October 31, 2009, funding markets had largely returned to a normal state.
Contractual obligations
Table 36 provides aggregated information about the Bank’s contractual obligations as at October 31, 2009, which affect the Bank’s liquidity and capital resource needs.
     The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), pension and other retirement benefit obligations, lending commitments and other short-term financing arrangements which are discussed in Notes 10, 19, 23 and 24, respectively, of the 2009 Consolidated Financial Statements.
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and extend its maturity profile, as appropriate. In 2009 the Bank issued approximately $11 billion of senior term funding in the domestic, United States and other markets. The outstanding balance of the Bank’s subordinated debentures increased in 2009 with two new issues. Partially offseting this increase was the redemption of an existing issue and partial repurchases of another issue.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $243 million in 2009 (2008 – $217 million). Refer to Note 23 of the 2009 Consolidated Financial Statements.
     Two major outsourcing contracts have been entered into by the Bank. The largest is a seven- year contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centers, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with the Mexico and Caribbean & Central America contracts.
     The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year options has been exercised. These outsourcing contracts are cancellable with notice.
Capital expenditures
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service its customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures in 2009 are estimated to be $224 million, a decrease of 30% from 2008. The decrease is primarily in Real Estate, $72 million or 35%, due to reduced spending on new locations. Technology spending decreased by $23 million or 20% due largely to the completion of a major project to upgrade branch equipment in Canada.
■	T36 Contractual obligations

	Under	1-3	4-5	Over
($ millions)	1 year	years	years	5 years	Total

Term funding
Wholesale deposit notes	14,750	6,028	4,681	120	25,579
Euro medium term notes	7,872	4,153	755	52	12,832
Subordinated debentures	—	—	250	5,637	5,887
Other long-term liabilities	592	736	437	1,186	2,951

Subtotal	23,214	10,917	6,123	6,995	47,249
Operating leases	197	302	176	183	858
Outsourcing obligations	198	411	301	121	1,031

Total	23,609	11,630	6,600	7,299	49,138

74     2009 Scotiabank Annual Report

MD&A > Overview
Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s operational risk management program include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.
•	An effective organization structure through which operational risk is managed, including:
–	A Board of Directors responsible for sound corporate governance and which approves the Bank’s Operational Risk Management Policy;

–	A senior level Operational Risk Committee chaired by the Group Head, Risk and Treasury which provides oversight of risk management;

–	Executive management who have clearly defined areas of responsibility;

–	A central unit in Global Risk Management responsible for developing and applying methods to identify, assess, and monitor operational risks, and report on risks as well as actual loss events;

–	Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level.
     The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant operations and processes to identify and assess operational risks. Scenario analysis has been successfully introduced to risk assessments as a tool that provides a more forward looking view of key risks. Overall, this program provides a basis for management to ensure that controls are functioning effectively. If controls are not effective, business line management develops action plans to mitigate risks. Results of these reviews are summarized and reported to executive management and the Board of Directors.
•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit, captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management and the Board of Directors to provide insight into operational risk exposure trends or significant metrics.
•	Group Compliance leads a compliance risk program through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.
•	The Bank’s business continuity management policies require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies.
•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
     The Bank applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. Progress is underway to prepare for the Advanced Measurement Approach.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk
2009 Scotiabank Annual Report     75

Management’s Discussion and Analysis
Committee, are particularly oriented to the management of reputational risk.
     In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and products and services.
     The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which was updated and approved by the Bank’s Board of Directors in October 2009. The policy guides day-to-day operations,lending practices, supplier agreements,the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines. In 2009, additional resources were added to assist with implementation of the Policy.
     Environmental risks associated with the business operations of each borrower and any real property offered security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary where climate change would have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 64.
     In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of U.S.$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
     Environmental concerns also play a prominent role in shaping the Bank’s real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy and is in the process of developing and implementing more definitive management processes on energy.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.
     Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2009 Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(World), an annual review that recognizes the world’s financial, social and environmental corporate leaders. The Bank was also named to the DJSI North America Index. For more information on Scotiabank’s environmental policies and practices, please refer to
•	the Bank’s annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com;

•	the Environment section of Scotiabank’s website at www.scotiabank.com/environment; and

•	Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.
76     2009 Scotiabank Annual Report

MD&A > Controls and Accounting Policies
Controls and Accounting Policies
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 104.
Disclosure controls and procedures
The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     As of October 31, 2009, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.
Internal control over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:
(i.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
(ii.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and
(iii.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
     All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective, as at October 31, 2009.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2009.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 111 to 116 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.
Allowance for credit losses
The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or using other reasonable judgements and estimates could directly affect the provision for credit losses.
     The allowance for credit losses is composed of specific, sectoral, and general allowances.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. In establishing specific allowances applicable to individual credit exposures, management first forms a judgement as to whether a loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     Management estimates specific allowances for certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans on a group basis. This involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.
     Specific provisions were higher in 2009 than in 2008, driven primarily by global economic conditions. Higher provisions were distributed across all business lines.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. Management establishes the general allowance through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the general allowance based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors.

2009 Scotiabank Annual Report 77

Management’s Discussion and Analysis
Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $103 million (2008 — $70 million). Senior management determines whether it is necessary to adjust the quantitative estimate for the general allowance to account for portfolio conditions not reflected in the historically based credit parameters used in the model. A qualitative assessment of the general allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2009, was $1,450 million, an increase of $127 million from a year earlier. The increase was attributable to general economic conditions.
     In the second quarter of 2009, the Bank recorded a sectoral allowance of $60 million to reflect the deterioration in the automotive industry. This sectoral allowance was established for specific adverse events and changes in economic conditions related to the automotive industry, even though the individual loans comprising the group are still classified as performing. These allowances are for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the sectoral allowance considers the probability of default, loss given default and expected exposure at default. During the remainder of the year, $16 million was reclassified to specific provisions for credit losses.
     In 2009, the Bank adopted new accounting standards on the classification and impairment of financial assets (see page 111). The adoption of these standards resulted in a net increase to loans of $9,447 million and no net change to the total allowance for credit losses.
Fair value of financial instruments
In the current year, the Bank adopted the amendments to the Financial Instruments — Disclosure standard. These amendments to the standard require expanded disclosures of financial instruments and in particular with respect to disclosing all of its financial instruments carried at fair value into a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:
•	Level 1 — fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 — fair value is based on models using inputs other than quoted prices that are observable for the instruments, or

•	Level 3 — fair value is based on models using inputs that are not based on observable market data.
     The classification of the Bank’s assets and liabilities which are carried at fair value by the valuation hierarchy is reflected in Note 25 on pages 150 and 151.
     All financial instruments are measured at fair value on initial recognition except certain related party transactions. Subsequent measurement of a financial instrument depends on its classification. Loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as held for trading or available-for-sale at inception. All other financial instruments, including those designated as held-for-trading at inception, are carried at fair value.
     Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income.
     Securities designated as available-for-sale are recorded at fair value on the Consolidated Balance Sheet. Equity securities which do not have a quoted market price in an active market are measured at cost. The unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.
     Derivatives used for asset/liability management are recorded at fair value on the Consolidated Balance Sheet. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through Other Comprehensive Income.
     Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments, supplemented as required with internal valuation models. Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models with observable market-based inputs are used to estimate the fair value.
     Minimal management judgement is required for fair values calculated using quoted market prices or observable market inputs for models. Greater subjectivity is required when making valuation adjustments for financial instruments in inactive markets or when using models where observable parameters do not exist.
     Trading securities, available-for-sale securities, and obligations related to securities sold short are normally valued using quoted market prices, including prices obtained from external fund managers and dealers.
     To determine the fair value of financial instruments in a less active or inactive market where market prices are not readily observable due to low trading volumes or lack of recent trades, appropriate adjustments are made to available indicative prices to reflect the lack of liquidity in the market for the instruments. Where quoted prices or observable market data is not readily available, for example due to less liquid markets, management’s judgement on valuation inputs is necessary to determine fair value.
     Most derivatives are not exchange traded and are therefore normally valued using models which incorporate significant observable market parameters. Securities that are fair valued using models include certain types of asset-backed securities. Market inputs used for the fair value determination include observable interest rates, foreign exchange rates, credit spreads, equity prices, commodity prices and option volatilities.
     Certain derivative and other financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more
78       2009 Scotiabank Annual Report

MD&A > Controls and Accounting Policies
quantitative analysis and management judgement. Where significant unobservable market data is used as a key input into the valuation of certain derivatives, the inception profit on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount was not material in fiscal 2009 and 2008.
     Management also applies judgement in the selection of internal valuation models for financial assets and financial liabilities carried at fair value in trading and non-trading portfolios. This includes consideration of credit risk, liquidity and ongoing direct costs in the determination of the fair value of derivatives. Management therefore exercises judgement when establishing market valuation adjustments that would be required in order to arrive at the fair value. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $496 million as at October 31, 2009 (2008 — $273 million), net of any write-offs. These valuation adjustments are mainly due to counterparty credit risk considerations for derivative transactions.
     Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible.
Other-than-temporary impairment
Available-for-sale securities, except for equity securities which do not have a quoted market price in an active market, are recorded at fair value on the balance sheet. Any unrealized gains and losses on these available-for-sale securities are recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income.
     Management reviews the fair value of available-for-sale securities each quarter to determine whether a decline in fair value compared to cost or amortized cost is other than temporary. To assess whether an other than temporary impairment has occurred, management must make certain judgements and estimates, and consider factors such as the length of time and extent to which the fair value of a security has been below its cost or amortized cost, prospects for recovery in fair value, the issuer’s financial condition and future prospects, and the Bank’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Once management has determined that the security has experienced an other-than-temporary decline in value, the carrying value of the security is written down to its estimated fair value. To estimate fair value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Other-than-temporary impairment charges are recorded in net gains on securities, other than trading in the Consolidated Statement of Income.
     Effective November 1, 2008, due to amendments made in August 2009 to the accounting standard on Financial Instruments — Recognition and Measurement, impairment losses on available-for-sale debt securities can be reversed up to the original carrying value under certain conditions. For fiscal 2009, no reversal was recorded.
     As at October 31, 2009, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,641 million (2008 — $818 million), and the gross unrealized losses were $628 million (2008— $2,046 million). Net unrealized gains (losses) were therefore $1,013 million (2008 — ($1,228 million)) before related derivative and other hedge amounts. The net unrealized gains (losses) after related derivative and other hedge amounts were $828 million (2008 — ($1,320 million)).
     As at October 31, 2009, there were $3,307 million (2008 — $2,131 million) of available-for-sale securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss recorded in accumulated other comprehensive income on these securities as at October 31, 2009, was $376 million (2008 — $352 million), of which $205 million (2008 — $290 million) related to debt securities, $137 million (2008 —$10 million) related to preferred shares and $34 million (2008 — $52 million) related to equity securities. The unrealized losses on the debt instruments arose primarily from changes in interest rates and credit spreads. Based on factors including underlying credit of the issuers and the over-collateralization provided on certain debt securities, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security. A smaller portion of the unrealized losses as at October 31, 2009, related to equity securities. The Bank holds a diversified portfolio of available-for-sale equities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
Pensions and other employee future benefits
The Bank sponsors various pension and other future benefit plans for eligible employees in Canada, the United States, Mexico and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other future benefits generally include post-retirement health care, dental care and life insurance, along with post-employment benefits such as long-term disability.
     Employee future benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation. Little judgement is required in selecting this rate, since it is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2009 would have been $53 million higher (lower).
     The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefit plan. Based on these measurement dates, the Bank reported a surplus of $463 million in its principal pension plans as disclosed in Note 19 to the Consolidated Financial Statements on pages 134 to 136. As anticipated, there has been a decline in the funded status of the plans since 2008 due to the significant turmoil in capital markets
2009 Scotiabank Annual Report      79

Management’s Discussion and Analysis
since last year’s measurement dates. The year over year decline in plan asset values has been partially mitigated by a reduction in the benefit obligation, the latter being due to higher discount rates.
     The decline in the funded status of the plans will impact the benefit expense for fiscal year 2010 and possibly future years.
     Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with GAAP, this difference is not recognized immediately as income or expense, but rather is amortized into income over future periods.
     Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 10 to 22 years for the Bank’s principal pension plans, and 9 to 27 years for the Bank’s principal other benefit plans.
     Note 19 on pages 134 to 136 of the 2009 Consolidated Financial Statements contains details of the Bank’s employee future benefit plans, such as the disclosure of pension and other future benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee future benefit obligation and expense.
Corporate income taxes
Management exercises judgement in determining the provision for income taxes and future income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods. The Bank records a valuation allowance if management assesses it is likely that the future income tax assets will not be realized prior to expiration.
     Total gross future tax assets related to subsidiaries’ unused income tax losses arising in prior years were $376 million as at October 31, 2009 (2008 — $196 million), against which the Bank established a valuation allowance of $3 million (2008 —$10 million) due to uncertainty about the utilization of these losses. Furthermore, one of the Bank’s foreign subsidiaries has a valuation allowance of $313 million (2008 —$241 million) related to certain loan loss allowances available to be applied against future taxable earnings. If and when there is greater certainty of realizing these future tax assets, the Bank will adjust the valuation allowances. The Bank’s total net future income tax asset was $2,240 million as at October 31, 2009 (2008 — $2,536 million). Note 1 on pages 111 to 116 and Note 18 on page 133 of the 2009 Consolidated Financial Statements contain further details with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own purposes. These VIEs can be generally categorized as multi-seller commercial paper conduits, funding vehicles, structured finance entities and collateralized debt obligation entities. Further details are provided on pages 43 to 46 in the off-balance sheet arrangements section.
     Management is required to exercise judgement to determine whether a VIE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the holder that is exposed to the majority of the variability in the VIE’s expected losses, expected residual returns, or both, to determine whether the Bank should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques and use of models and involves the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows.
     Management is required to exercise judgement to determine if a primary beneficiary reconsideration event has occurred. In applying the guidance under Canadian GAAP, the Bank considers the following to be reconsideration events for VIEs where the Bank has a variable interest: changes to the VIE’s governing documents or contractual arrangements; the primary beneficiary disposing some or all of its variable interest to unrelated parties; or new variable interests issued to parties other than the primary beneficiary.
     During 2009, there were no reconsideration events that would have required the Bank to re-assess the primary beneficiary of its multi-seller conduit VIEs. During fiscal 2008, the Bank’s U.S. multi-seller conduit transferred certain assets to the Bank pursuant to the terms and conditions of the liquidity asset purchase agreement. At the time of such transfer, the Bank re-assessed the expected losses of the conduit. After considering the increased subordinate note issued to an unrelated party, the Bank determined that the subordinated note holder continues to be the primary beneficiary of the conduit. As such, the Bank was not required to consolidate the Bank’s U.S. multi-seller conduit on the Bank’s balance sheet.
     As described in Note 6 to the Consolidated Financial Statements (on pages 121 to 122) and in the discussion on off-balance sheet arrangements (on pages 43 to 46), the Bank is not the primary beneficiary of the three multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and is not required to consolidate them on the Bank’s balance sheet.
     In the future, if the Bank were to become the primary beneficiary of these three Bank-sponsored multi-seller ABCP conduits and consolidate them on the Bank’s balance sheet, based on the values as at October 31, 2009, it would result in an increase in the Bank’s reported assets of approximately $5.5 billion, and a reduction in capital ratios of approximately 20 to 25 basis points.
Goodwill
Under GAAP, goodwill is not amortized but assessed for impairment on an annual basis at the reporting unit level, or more frequently if an event or change in circumstances indicates the asset might be impaired. Goodwill is assessed for impairment by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, no further testing is required. If the fair value is less than the carrying amount of the reporting unit, the amount of impairment loss is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
80       2009 Scotiabank Annual Report

MD&A > Controls and Accounting Policies
     The Bank determines its reporting unit’s fair values from internally developed valuation models that consider factors such as normalized earnings, projected earnings, and price earnings multiples. Management judgement is required in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment. Management believes the assumptions and estimates used are reasonable and supportable in the current environment.
     Based on the assessment approach described above, the Bank did not record any goodwill impairment losses in 2009 or 2008.
Contingent liabilities
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of claimants. According to GAAP, the Bank should accrue for a loss if, in management’s opinion, it is likely that a future event will confirm a liability existed at the balance sheet date and the amount of loss can be reasonably estimated.
     In some cases, it may not be possible to determine whether a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution. In these instances, no accrual can be made until that time. If it can be determined that a liability existed as at the balance sheet date, but a reasonable estimate involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range exists, the Bank is required to accrue the minimum amount in the range. On a regular basis, management and internal and external experts are involved in assessing the adequacy of the Bank’s contingent loss accrual. Changes in these assessments may lead to changes in litigation accruals.
     While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Bank’s consolidated financial position, or results of operations.
Changes in accounting policies
Classification and impairment of financial assets
In August 2009, the CICA amended Section 3855, Financial Instruments — Recognition and Measurement, to harmonize classification and related impairment accounting requirements of Canadian GAAP with IFRS. The amendments allow certain debt securities not quoted in an active market to be classified as loans and measured at amortized cost. The Bank still has the ability to classify these instruments as available-for-sale, in which case they are measured at fair value with unrealized gains and losses recorded through other comprehensive income. The amendments also allow the reversal of impairment charges for debt instruments classified as available-for-sale on the occurrence of specific events. Impairment charges for debt securities classified as loans are recorded as provisions for credit losses. As at November 1, 2008, the Bank reclassified instruments with a carrying value of $9,447 million (fair value of $8,529) million from available-for-sale securities to loans.
     As a result of the reclassification, the Bank recorded a net increase of $595 million (net of income tax expense of $323 million) to accumulated other comprehensive income. In accordance with these amendments, previous periods have not been restated as a result of implementing the new accounting standards. The net impact on ROE as a result of the increase in accumulated other comprehensive income was a decrease of approximately 50 bps in 2009. Details of this change in accounting policy are included in Note 1 to the Consolidated Financial Statements.
Goodwill and Intangible Assets
Commencing November 1, 2008, the Bank adopted a new accounting standard —Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. The Consolidated Statement of Income reflects the related amortization expense that was previously recorded in Premises and technology non-interest expenses is now recorded as Other non-interest expenses. Details of this reclassification are included in Note 1 to the Consolidated Financial Statements.
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under International Financial Reporting Standards (IFRS). These amendments were effective for the Bank commencing November 1, 2008 and introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:
•	Level 1 — unadjusted quoted prices in active markets for identical instruments

•	Level 2 — models using inputs other than quoted prices that are observable for the instruments, or

•	Level 3 — models using inputs that are not based on observable market data
     Note 25 on pages 150 and 151 details the fair value hierarchy of the Bank’s financial instruments which are recorded at fair value.
Reclassification of financial assets (2008)
In October 2008, the CICA issued amendments to the accounting standard on Financial Instruments — Recognition and Measurement which permit the reclassification of certain financial assets out of the held-for-trading category under rare circumstances. Pursuant to these amendments, the Bank reviewed its portfolio of trading assets and determined that, other than two trading portfolios discussed below, significant reclassifications were not appropriate due to the nature of assets in the Bank’s trading portfolio, which are generally not considered illiquid. In addition, the Bank does not carry significant unhedged positions in its trading portfolios.
     During the fourth quarter of 2008, in accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities retroactive to August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. If these reclassifications of bond assets and preferred shares had not been made, the Bank would have recorded a pre-tax loss of $26 million and $10 million respectively during the fourth quarter of 2008 relating to fair value movements on these assets. Due to the reclassifications, the amounts were recorded in other comprehensive income for the period ended October 31, 2008. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
2009 Scotiabank Annual Report      81

Management’s Discussion and Analysis
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, and will include the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has developed an implementation plan which consists of three related phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation.
Planning and Governance
Formal governance and project management practices are considered essential to a successful transition. This phase involved the launch of an enterprise-wide project and the establishment of a formal governance structure comprising senior levels of management from all relevant departments that may be affected by the changeover. The Bank has developed a transition plan and regular reporting on the progress against this plan is provided to senior management and to the Audit and Conduct Review Committee of the Board of Directors.
     Based on an initial impact assessment of key accounting differences identified between IFRS and Canadian GAAP, the Bank has identified and prioritized critical standards that have the potential to significantly affect the financial statements or operations of the Bank. These standards include, but are not limited to, Consolidation, Financial Instruments (including Derecognition and Impairment), Business Combinations and First-time Adoption of IFRS.
     A training program has been implemented for key stakeholders; IFRS awareness training to critical business areas and in-depth training sessions to the finance, key support and project teams have been provided and will continue throughout the remainder of the transition period.
Review and Detailed Assessment
This phase comprises a detailed assessment of the impact of significant accounting differences between IFRS and Canadian GAAP, including the impact on business processes, systems, financial statements and internal control over financial reporting. This phase also includes the identification, evaluation and selection of first-time adoption decisions and future accounting policies necessary for the Bank to change over to IFRS. The Bank’s IFRS teams are currently in this phase of the overall transition project.
Design, Development and Implementation
The third phase of the IFRS conversion project entails the design, development and implementation of change requirements to business and financial reporting processes, systems, internal controls, and accounting policies and practices that support the Bank’s reporting of IFRS-compliant financial information for fiscal years 2011, 2012, and thereafter. Documentation and update of key materials, such as accounting policy manuals and internal control documents, will be revised during this phase. This phase will also include communication to impacted staff and stakeholders, including provision of training as required. Appropriate oversight and control will be in place to ensure a smooth implementation and transition to IFRS.
Changing IFRS Landscape
As accounting standards and interpretations continue to change prior to transition, the Bank has and will continue to adjust its implementation plan accordingly. The Bank actively monitors developments in standards as issued by the International Accounting Standards Board (IASB) and the Canadian AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators and OSFI.
     The impact of IFRS on the Bank’s consolidated financial results at the time of transition and on implementation is being assessed.
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $6.8 million as at October 31, 2009 (2008 — $4.6 million), and loans to directors $0.1 million (2008 — nil).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer Directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 21 of the Consolidated Financial Statements on page 136).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $3.6 million as at October 31, 2009 (2008 —$5.7 million), while actual utilized amounts were $1.1 million (2008 — $2.0 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
82      2009 Scotiabank Annual Report

MD&A > Supplementary Data
Supplementary Data*
GEOGRAPHIC INFORMATION
■	T37 Net income by geographic segment

	2009					2008				2007
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,552	$641	$821	$3,331	$9,345	$4,471	$236	$903	$2,627	$8,237	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	744	296	185	392	1,617	388	16	141	85	630	295	(91)	68	23	295
Other income	3,211	452	424	1,525	5,612	2,614	(202)	478	1,137	4,027	3,084	698	478	930	5,190
Non-interest expenses	4,529	255	791	2,317	7,892	4,315	200	793	1,982	7,290	4,285	224	723	1,712	6,944
Provision for income taxes	513	222	69	380	1,184	344	(98)	122	369	737	474	215	51	225	965
Non-controlling interest	—	—	6	108	114	—	—	9	110	119	—	—	12	106	118

Net income	$1,977	$320	$194	$1,659	$4,150	$2,038	$(84)	$316	$1,218	$3,488	$2,324	$502	$511	$876	$4,213

Preferred dividends paid					174					97					46
Corporate adjustments(1)					(615)					(358)					(173)

Net income available to common shareholders					$3,361					$3,033					$3,994

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
■	T38 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2009	2008	2007	2006	2005	2009	2005

Canada
Atlantic provinces	$15.7	$16.2	$14.2	$12.7	$12.1	5.8%	7.0%
Quebec	16.0	16.7	14.2	13.1	9.8	6.0	5.6
Ontario	96.0	103.5	91.1	81.5	72.4	35.8	41.7
Manitoba and Saskatchewan	6.2	6.4	6.0	5.4	5.3	2.3	3.0
Alberta	20.3	22.4	19.9	17.1	14.7	7.6	8.5
British Columbia	18.8	21.2	18.8	16.4	14.2	7.0	8.2

	173.0	186.4	164.2	146.2	128.5	64.5	74.0

United States	22.0	20.6	14.9	14.3	8.8	8.2	5.1

Mexico	9.7	10.9	8.9	9.3	8.5	3.6	4.9

Other International
Latin America	21.5	22.6	11.6	9.2	5.2	8.0	3.0
Europe	12.9	18.4	10.2	8.1	7.3	4.8	4.2
Caribbean	15.6	14.8	12.2	11.6	10.1	5.8	5.8
Other	15.1	16.1	9.9	7.4	6.5	5.6	3.8

	65.1	71.9	43.9	36.3	29.1	24.2	16.8

General allowance(1)	(1.4)	(1.3)	(1.3)	(1.3)	(1.3)	(0.5)	(0.8)

Total loans and acceptances	$268.4	$288.5	$230.6	$204.8	$173.6	100.0%	100.0%

(1)	As at October 31.
■	T39 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2009	2008	2007	2006	2005

Canada	$1,258	$761	$606	$655	$537
United States	408	107	11	119	331
Mexico	238	216	188	213	190
Other International	2,035	1,410	739	883	762

Total	$3,939	$2,494	$1,544	$1,870	$1,820

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.
2009 Scotiabank Annual Report     83

Management’s Discussion and Analysis
■	T40 Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Canada	$804	$388	$295	$273	$264
United States	192	16	(91)	(41)	(93)
Mexico	185	141	68	27	34
Other International	392	85	23	17	70

Total	$1,573	$630	$295	$276	$275

■	T41 Geographic distribution of earning assets

	2009
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2008	2007	2006	2005

North America
Canada	$277.9	61.9%	$263.0	$247.5	$218.4	$187.2
United States	58.2	13.0	38.2	36.3	41.9	32.5

	336.1	74.9	301.2	283.8	260.3	219.7

Mexico	17.8	4.0	22.8	19.8	21.1	20.4

Europe
United Kingdom	8.6	1.9	11.0	6.4	6.4	6.8
Germany	3.7	0.8	4.1	3.8	3.5	2.0
Ireland	4.7	1.0	11.1	6.2	4.8	4.0
France	2.2	0.5	2.2	2.3	2.5	1.9
Netherlands	1.6	0.4	2.5	1.4	1.5	1.7
Other	6.6	1.5	7.5	5.5	3.4	4.2

	27.4	6.1	38.4	25.6	22.1	20.6

Caribbean
Jamaica	3.5	0.8	3.6	3.2	3.1	2.8
Puerto Rico	2.4	0.5	2.4	2.1	2.0	1.7
Bahamas	2.7	0.6	3.0	2.4	2.4	1.8
Trinidad & Tobago	2.6	0.6	2.1	1.7	1.5	1.7
Other	9.1	2.0	8.8	7.3	9.0	6.1

	20.3	4.5	19.9	16.7	18.0	14.1

Latin America
Chile	11.1	2.5	11.0	4.2	4.2	3.2
Peru	7.5	1.6	7.4	4.5	4.1	0.1
Other	8.0	1.8	9.1	7.0	4.3	3.7

	26.6	5.9	27.5	15.7	12.6	7.0

Asia
India	3.7	0.8	3.7	2.5	1.8	1.5
Malaysia	1.8	0.4	1.8	1.4	1.3	1.8
South Korea	2.6	0.6	2.0	1.8	1.6	1.7
Japan	1.2	0.3	1.9	1.8	1.1	1.0
Hong Kong	2.9	0.6	2.6	1.6	1.7	1.4
Other	6.2	1.4	6.0	3.6	2.9	2.7

	18.4	4.1	18.0	12.7	10.4	10.1

Middle East and Africa	3.4	0.8	3.1	1.8	1.8	1.1

General allowance(1)	(1.4)	(0.3)	(1.3)	(1.3)	(1.3)	(1.3)

Total	$448.6	100.0%	$429.6	$374.8	$345.0	$291.7

(1)	As at October 31.
84     2009 Scotiabank Annual Report

CREDIT RISK
MD&A > Supplementary Data
■	T42 Cross-border exposure to select countries(1)

					Investment in
As at October 31		Interbank		Government and	subsidiaries		2009	2008
($ millions)	Loans	deposits	Trade	other securities	and affiliates	Other	Total	Total

Mexico	$1,580	$—	$71	$456	$2,157	$181	$4,445	$4,934

Asia
India	$1,800	$—	$726	$273	$—	$41	$2,840	$3,016
South Korea	1,588	—	470	505	—	186	2,749	3,264
China	987	57	992	24	—	5	2,065	2,288
Malaysia	685	—	28	248	191	5	1,157	1,341
Japan	902	37	4	69	—	37	1,049	1,487
Hong Kong	350	—	102	405	—	16	873	1,203
Thailand	207	—	5	85	520	—	817	475
Other(2)	527	68	212	210	—	8	1,025	1,593

	$7,046	$162	$2,539	$1,819	$711	$298	$12,575	$14,667

Latin America
Chile	$1,099	$—	$53	$17	$1,838	$3	$3,010	$2,619
Brazil	509	—	1,117	254	—	3	1,883	1,888
Peru	182	—	58	—	1,550	4	1,794	1,755
Costa Rica	882	—	64	—	438	—	1,384	1,736
El Salvador	236	—	3	—	402	—	641	916
Venezuela	6	—	—	—	118	—	124	118
Other(3)	1,157	15	45	21	—	19	1,257	1,346

	$4,071	$15	$1,340	$292	$4,346	$29	$10,093	$10,378

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

(3)	Includes Colombia, Panama and Uruguay.
■	T43 Loans and acceptances by type of borrower

	2009
As at October 31 ($ billions)	Balance	% of total	2008

Loans to households
Residential mortgages	$101.3	36.5%	$114.9
Credit cards	11.1	4.0	11.2
Personal loans	49.3	17.8	38.9

	161.7	58.3	165.0
Loans to businesses and governments
Financial services	18.8	6.8	18.7
Wholesale and retail	10.9	3.9	14.9
Real estate	11.7	4.2	13.5
Oil and gas	9.8	3.5	12.0
Transportation	7.8	2.8	8.5
Automotive	5.1	1.8	7.1
Agriculture	4.3	1.6	5.3
Government	3.3	1.2	3.4
Hotels and leisure	4.8	1.7	5.2
Mining and primary metals	5.7	2.1	8.1
Utilities	6.1	2.2	6.3
Health care	4.0	1.4	5.0
Telecommunications and cable	4.6	1.6	6.5
Media	2.7	1.0	4.7
Chemical	1.3	0.5	1.7
Food and beverage	3.8	1.4	3.1
Forest products	1.5	0.6	2.1
Other	9.5	3.4	10.9

	115.7	41.7	137.0

	277.4	100.0%	302.0

General and sectoral allowances	(1.5)		(1.4)

Total loans and acceptances	$275.9		$300.6

2009 Scotiabank Annual Report     85

Management’s Discussion and Analysis
■	T44 Off-balance sheet credit instruments

As at October 31 ($ billions)	2009	2008	2007	2006	2005

Commitments to extend credit	$104.5	$130.2	$114.3	$105.9	$99.9
Standby letters of credit and letters of guarantee	21.9	27.8	18.4	18.5	15.8
Securities lending, securities purchase commitments and other	12.7	12.8	13.8	13.0	9.3

Total	$139.1	$170.8	$146.5	$137.4	$125.0

■	T45 Changes in net impaired loans

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Gross impaired loans
Balance at beginning of year	$2,494	$1,544	$1,870	$1,820	$2,200
Net additions
New additions	4,461	2,158	1,338	1,262	1,263
Declassifications, payments and loan sales	(1,149)	(846)	(891)	(956)	(1,034)

	3,312	1,312	447	306	229
Acquisition of subsidiaries	—	341	33	340	64
Writeoffs
Residential mortgages	(64)	(59)	(5)	(5)	(6)
Personal loans	(669)	(424)	(301)	(214)	(237)
Credit cards	(470)	(268)	(183)	(150)	(130)
Business and government	(457)	(129)	(209)	(174)	(277)

	(1,660)	(880)	(698)	(543)	(650)
Foreign exchange and other	(207)	177	(108)	(53)	(23)

Balance at end of year	3,939	2,494	1,544	1,870	1,820

Specific allowance for credit losses
Balance at beginning of year	1,303	943	1,300	1,139	1,321
Acquisition of subsidiaries	9	232	38	323	59
Specific provision for credit losses	1,573	630	295	276	275
Writeoffs	(1,660)	(880)	(698)	(543)	(650)
Recoveries by portfolio
Residential mortgages	27	34	4	3	1
Personal loans	94	73	73	71	75
Credit cards	47	45	35	37	32
Business and government	55	79	74	70	97

	223	231	186	181	205
Foreign exchange and other(1)	(72)	147	(178)	(76)	(71)

Balance at end of year	1,376	1,303	943	1,300	1,139

Net impaired loans
Balance at beginning of year	1,191	601	570	681	879
Net change in gross impaired loans	1,445	950	(326)	50	(380)
Net change in specific allowance for credit losses	(73)	(360)	357	(161)	182

Balance at end of year	2,563	1,191	601	570	681
General allowance for credit losses	1,450	1,323	1,298	1,307	1,330
Sectoral allowance	44	—	—	—	—

Balance after deducting general and sectoral allowance	$1,069	$(132)	$(697)	$(737)	$(649)

(1)	Includes $3 transferred from other liabilities in 2009, $3 transferred from other liabilities in 2008, $5 transferred to other liabilities in 2006, and $2 transferred from other liabilities in 2005.
86     2009 Scotiabank Annual Report

MD&A > Supplementary Data
■	T46 Provisions for credit losses

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Specific provisions for credit losses
Gross specific provisions	$1,969	$1,084	$720	$746	$875
Reversals	(173)	(223)	(239)	(289)	(395)
Recoveries	(223)	(231)	(186)	(181)	(205)

Net specific provisions for credit losses	1,573	630	295	276	275
General provision	127	—	(25)	(60)	(45)
Sectoral provision	44	—	—	—	—

Total net provisions for credit losses	$1,744	$630	$270	$216	$230

■	T47 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2009	2008	2007	2006	2005

Personal
Residential mortgages	$25	$—	$(9)	$10	$11
Other personal loans	1,042	636	449	283	275

	1,067	636	440	293	286

Businesses and governments
Financial services	199	7	(10)	—	10
Wholesale and retail	101	—	(39)	5	11
Real estate	59	(69)	(11)	(7)	27
Oil and gas	34	43	(1)	—	(3)
Transportation	(9)	(15)	(9)	4	(6)
Automotive	19	5	1	11	6
Agriculture	19	5	(4)	2	11
Government	(35)	(18)	2	(6)	5
Hotels and leisure	10	(4)	(5)	(21)	20
Mining and primary metals	3	(16)	(4)	(10)	(47)
Utilities	—	(2)	(18)	(21)	(71)
Health care	4	2	(1)	2	3
Telecommunications and cable	6	(3)	(5)	(14)	17
Media	52	11	(13)	(4)	(3)
Chemical	1	7	(22)	13	4
Food and beverage	8	(17)	(6)	7	(17)
Forest products	5	3	—	(1)	10
Other	30	55	—	23	12

	506	(6)	(145)	(17)	(11)

Total specific provisions	$1,573	$630	$295	$276	$275

2009 Scotiabank Annual Report     87

Management’s Discussion and Analysis
■	T48 Impaired loans by type of borrower

	2009			2008
		Specific			Specific
		allowance for			allowance for
As at October 31 ($ millions)	Gross	credit losses	Net	Gross	credit losses	Net

Personal
Residential mortgages	$1,119	$(241)	$878	$664	$(232)	$432
Other personal loans	881	(688)	193	692	(608)	84

	2,000	(929)	1,071	1,356	(840)	516

Businesses and governments
Financial services	225	(42)	183	41	(28)	13
Wholesale and retail	213	(73)	140	125	(65)	60
Real estate	487	(76)	411	288	(72)	216
Oil and gas	71	(6)	65	110	(11)	99
Transportation	76	(15)	61	42	(25)	17
Automotive	77	(22)	55	31	(3)	28
Agriculture	106	(40)	66	84	(58)	26
Government	63	(23)	40	3	(30)	(27)
Hotels and leisure	260	(13)	247	132	(8)	124
Mining and primary metals	21	(9)	12	33	(18)	15
Utilities	1	(1)	—	—	—	—
Health care	21	(9)	12	11	(5)	6
Telecommunications and cable	36	(14)	22	16	(9)	7
Media	49	(9)	40	9	(8)	1
Chemical	3	(1)	2	10	(2)	8
Food and beverage	41	(15)	26	16	(5)	11
Forest products	19	(12)	7	20	(8)	12
Other	170	(67)	103	167	(108)	59

	1,939	(447)	1,492	1,138	(463)	675

Total	$3,939	$(1,376)	$2,563	$2,494	$(1,303)	$1,191

■	T49 Total credit risk exposures by geography(1,2)

	2009				2008
As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Total	Total

Canada	$210,866	$43,719	$25,283	$279,868	$278,770
United States	39,790	15,172	25,378	80,340	89,451
Mexico	11,312	218	849	12,379	15,137
Other International
Europe	20,111	1,798	5,782	27,691	39,486
Caribbean	24,304	1,356	2,083	27,743	30,788
Latin America	21,790	1,158	1,161	24,109	22,653
Other	20,025	1,130	1,815	22,970	29,956

Total	$348,198	$64,551	$62,351	$475,100	$506,241

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default.

(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.
■	T50 AIRB credit risk exposures by maturity(1,2)

As at October 31 ($ millions)	2009				2008
Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total

Non-retail
Less than 1 year	$49,398	$18,550	$25,009	$92,957	$102,477
One to 5 years	48,962	29,016	30,853	108,831	125,618
Over 5 years	6,719	747	3,872	11,338	18,650

Total non-retail	$105,079	$48,313	$59,734	$213,126	$246,745

Retail(5)
Less than 1 year	$15,644	$6,767	$—	$22,411	$17,025
One to 5 years	100,888	—	—	100,888	90,120
Over 5 years	2,536	—	—	2,536	1,782
Revolving credits(4)	32,507	5,594	—	38,101	34,925

Total retail	$151,575	$12,361	$—	$163,936	143,852

Total	$256,654	$60,674	$59,734	$377,062	$390,597

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default, before credit risk mitigation.

(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.

(4)	Credit cards and lines of credit, with unspecified maturity.

(5)	Comparatives have been reclassified to conform with the current presentation.
88     2009 Scotiabank Annual Report

MD&A > Supplementary Data
■ T51 Total credit risk exposures and risk-weighted assets

	2009				2008
				Total Risk-	Exposure	Total Risk-
	Exposure at Default(1)			weighted	at Default	weighted
As at October 31 ($ millions)	AIRB	Standardized(2)	Total	assets	Total(1)	assets

Non-retail

Corporate
Drawn	$53,693	$45,282	$98,975	$81,771	$117,649	$95,688
Undrawn	33,328	3,366	36,694	19,429	43,943	24,886
Other(3)	11,075	2,106	13,181	6,397	16,856	8,615

	98,096	50,754	148,850	107,597	178,448	129,189
Bank
Drawn	12,297	9,301	21,598	5,527	32,986	7,284
Undrawn	14,170	70	14,240	2,391	16,586	3,056
Other(3)	11,907	503	12,410	2,032	16,587	2,860

	38,374	9,874	48,248	9,950	66,159	13,200
Sovereign
Drawn	39,089	12,252	51,341	2,340	24,626	2,533
Undrawn	815	51	866	83	1,270	210
Other(3)	634	8	642	18	1,280	67

	40,538	12,311	52,849	2,441	27,176	2,810
Total Non-retail
Drawn	105,079	66,835	171,914	89,638	175,261	105,505
Undrawn	48,313	3,487	51,800	21,903	61,799	28,152
Other(3)	23,616	2,617	26,233	8,447	34,723	11,542

	$177,008	$72,939	$249,947	$119,988	$271,783	$145,199

Retail

Retail residential mortgages
Drawn	$108,835	$13,183	$122,018	$9,868	$120,709	$9,409
Undrawn	6,702	—	6,702	131	3,292	33

	115,537	13,183	128,720	9,999	124,001	9,442
Home equity lines of credit (HELOCs)
Drawn	18,112	—	18,112	747	14,644	544
Undrawn	—	—	—	—	—	—

	18,112	—	18,112	747	14,644	544
Qualifying retail revolving exposures (QRRE)
Drawn	13,142	—	13,142	5,406	12,051	4,005
Undrawn	5,594	—	5,594	797	7,076	756

	18,736	—	18,736	6,203	19,127	4,761
Other retail
Drawn	11,486	11,527	23,013	14,074	23,453	14,087
Undrawn	65	389	454	346	243	187

	11,551	11,916	23,467	14,420	23,696	14,274

Total retail
Drawn	151,575	24,710	176,285	30,095	170,857	28,045
Undrawn	12,361	389	12,750	1,274	10,611	976

	$163,936	$25,099	$189,035	$31,369	$181,468	$29,021

Securitization exposures	18,528	—	18,528	6,474	28,539	4,354

Trading derivatives	17,590	—	17,590	5,850	24,451	8,595

Subtotal	$377,062	$98,038	$475,100	$163,681	$506,241	$187,169

Equities	2,897	—	2,897	5,607	3,375	6,142

Other assets	—	26,275	26,275	12,418	21,929	14,215

Total credit risk, before scaling factor	$379,959	$124,313	$504,272	$181,706	$531,545	$207,526

Add-on for 6% scaling factor(4)	—	—	—	6,134	—	6,946

Total credit risk	$379,959	$124,313	$504,272	$187,840	$531,545	$214,472

(1)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.

(2)	Net of specific allowances for credit losses.

(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.

(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.
2009 Scotiabank Annual Report     89

Management’s Discussion and Analysis
CAPITAL
■ T52 Capital funding activity in fiscal 2009

Issues		Maturities/Redemptions/Repurchase

Tier 1 Capital		Tier 1 Capital

Preferred shares
December 12, 2008	$250,000,000 Series 24
Non-cumulative 5-Year Rate Reset Preferred Shares
January 21, 2009	$325,000,000 Series 26
Non-cumulative 5-Year Rate Reset Preferred Shares
January 30, 2009	$275,000,000 Series 28
Non-cumulative 5-Year Rate Reset Preferred Shares

Trust securities
May 7, 2009	$650,000,000 7.802% Scotiabank Tier 1 Securities Series 2009-1 due June 30, 2108

Tier 2 Capital		Tier 2 Capital

Subordinated debt		Subordinated debt

January 22, 2009	$1,000,000,000 6.65% Debentures due January 22, 2021	May 12, 2009	$325,000,000 Redemption of 5.75% Debentures due May 12, 2014

April 15, 2009	$1,000,000,000 4.94% Debentures due April 15, 2019	June 22, 2009	US$14,000,000 Repurchase of Floating Rate Subordinated Capital Debentures due August 2085

		September 4, 2009	US$17,350,000 Repurchase of Floating Rate Subordinated Capital Debentures due August 2085
90     2009 Scotiabank Annual Report

MD&A > Supplementary Data
REVENUES AND EXPENSES
■ T53 Volume/rate analysis of changes in net interest income

	2009 versus 2008			2008 versus 2007
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$1,804	$(5,313)	$(3,509)	$2,118	$(952)	$1,166
Total interest-bearing liabilities	(1,013)	5,148	4,135	(1,396)	591	(805)

Change in net interest income	$791	$(165)	$626	$722	$(361)	$361

(1)	Refer to the non-GAAP measures on page 27.
■ T54 Taxes

						2009
						versus
For the fiscal years ($ millions)	2009	2008	2007	2006	2005	2008

Income taxes
Provision for income taxes	$1,133	$691	$1,063	$872	$847	64%
Taxable equivalent adjustment(1)	288	416	531	440	326	(31)

Provision for income taxes (TEB)(1)	1,421	1,107	1,594	1,312	1,173	28

Other taxes
Payroll taxes	184	177	164	152	137	4
Business and capital taxes	177	116	143	133	147	53
Goods and services and other	136	129	143	128	132	5

Total other taxes	497	422	450	413	416	18

Total income and other taxes(2)	$1,918	$1,529	$2,044	$1,725	$1,589	25%

Net income before income taxes	$4,794	$3,950	$5,226	$4,549	$4,127	21%

Effective income tax rate (%)	23.6	17.5	20.3	19.2	20.5	6.1
Effective income tax rate (TEB) (%)(3)	28.0	25.4	27.7	26.3	26.3	2.6
Total tax rate (%)(4)	30.8	25.5	26.7	25.9	27.8	5.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on Page 27.

(2)	Comprising $675 of Canadian taxes (2008 — $569; 2007 — $1,175; 2006 — $1,035; 2005 — $988) and $1,243 of foreign taxes (2008 — $960; 2007 — $869; 2006 — $690; 2005 — $601).

(3)	Provision for income tax, expressed on a taxable equivalent basis, as a percentage of net income before income taxes.

(4)	Total income and other taxes as a percentage of net income before income and other taxes.
2009 Scotiabank Annual Report     91

Management’s Discussion and Analysis
OTHER INFORMATION
■ T55 Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2009	2008	2007	2006	2005

Net interest income	1.68%	1.75%	1.89%	1.95%	2.00%
Provision for credit losses	(0.34)	(0.14)	(0.07)	(0.06)	(0.07)
Other income	1.19	0.95	1.34	1.37	1.46

Net interest and other income	2.53	2.56	3.16	3.26	3.39
Non-interest expenses	(1.54)	(1.60)	(1.73)	(1.84)	(1.95)

Net income before the undernoted:	0.99	0.96	1.43	1.42	1.44
Provision for income taxes and non-controlling interest	(0.30)	(0.27)	(0.43)	(0.40)	(0.40)

Net income	0.69%	0.69%	1.00%	1.02%	1.04%

Average total assets ($ billions)	$513.1	$455.5	$403.5	$350.7	$309.4

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2009 — $288 million; 2008 — $416 million; 2007 — $531 million; 2006 — $440 million; 2005 — $326 million.
■ T56 Assets under administration and management(1)

($ billions)	2009	2008	2007	2006	2005

Assets under administration
Personal
Retail brokerage	$76.4	$74.3	$77.4	$69.7	$64.2
Investment management and trust	60.1	55.8	53.1	59.5	57.0

	136.5	130.1	130.5	129.2	121.2

Mutual funds	31.6	27.9	24.8	19.8	18.4
Institutional	47.0	45.1	39.8	42.9	31.8

Total	$215.1	$203.1	$195.1	$191.9	$171.4

Assets under management
Personal	$13.6	$12.5	$11.2	$10.0	$9.4
Mutual funds	22.8	19.6	15.9	13.2	13.4
Institutional	5.2	4.6	4.3	4.6	3.8

Total	$41.6	$36.7	$31.4	$27.8	$26.6

(1)	2009 data as at October 31; 2005 to 2008 data as at September 30.
■ T57 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2009	2008

Audit services	$16.6	$13.9
Audit-related services	0.6	0.8
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.7	0.4

	$18.0	$15.2

92     2009 Scotiabank Annual Report

MD&A > Supplementary Data
■ T58 Selected quarterly information

	2009				2008
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income	2,099	2,176	2,087	1,966	1,941	1,946	1,873	1,814
Net interest income (TEB(1))	2,172	2,244	2,164	2,036	2,036	2,049	1,973	1,932
Total revenue	3,735	3,775	3,596	3,351	2,491	3,374	3,172	2,839
Total revenue (TEB(1))	3,808	3,843	3,673	3,421	2,586	3,477	3,272	2,957
Provision for credit losses	420	554	489	281	207	159	153	111
Non-interest expenses	2,064	1,959	1,886	2,010	1,944	1,889	1,794	1,669
Provision for income taxes	321	303	319	190	2	287	209	193
Provision for income taxes (TEB(1))	394	371	396	260	97	390	309	311
Net income	902	931	872	842	315	1,010	980	835
Net income available to common shareholders	853	882	821	805	283	978	958	814

Operating performance
Basic earnings per share ($)	0.84	0.87	0.81	0.80	0.28	0.99	0.97	0.83
Diluted earnings per share ($)	0.83	0.87	0.81	0.80	0.28	0.98	0.97	0.82
Return on equity (%)(1)(2)	16.4	17.3	16.8	16.2	6.0	21.0	21.4	18.3
Productivity ratio (%)(TEB(1))(2)	54.2	51.0	51.4	58.7	75.2	54.3	54.8	56.5
Net interest margin on total average assets (%)(TEB(1))(2)	1.74	1.76	1.71	1.52	1.68	1.79	1.76	1.79

Balance sheet information ($ billions)
Cash resources and securities(2)	160.6	148.3	137.5	123.7	125.4	124.1	129.7	130.9
Loans and acceptances(2)	275.9	276.8	306.6	313.2	300.6	283.7	267.9	260.5
Total assets(2)	496.5	486.5	514.5	510.6	507.6	462.4	452.6	449.4
Deposits	350.4	333.7	346.9	346.6	346.6	332.5	322.4	316.8
Preferred shares	3.7	3.7	3.7	3.7	2.9	2.6	2.2	1.9
Common shareholders’ equity(2)	21.1	20.3	20.1	19.9	18.8	18.8	18.2	18.1
Assets under administration	215.1	207.9	196.8	191.8	203.1	207.4	202.3	195.2
Assets under management	41.6	39.8	35.4	34.3	36.7	37.8	32.9	31.7

Capital measures (%)
Tier 1 capital ratio	10.7	10.4	9.6	9.5	9.3	9.8	9.6	9.0
Total capital ratio	12.9	12.7	11.8	11.4	11.1	11.5	11.7	10.2
Common equity to risk-weighted assets	9.7	9.4	9.0	9.0	8.3	8.6	8.6	7.8
Tangible common equity to risk-weighted assets(1)(3)	8.2	7.9	7.2	7.2	6.6	7.4	7.4	7.2
Risk-weighted assets ($ billions)	221.6	221.5	241.8	239.7	250.6	225.8	218.9	234.9

Credit quality
Net impaired loans(4) ($ millions)	2,563	2,509	2,179	1,602	1,191	1,009	845	689
General allowance for credit losses ($ millions)	1,450	1,450	1,350	1,323	1,323	1,323	1,323	1,298
Sectoral allowance ($ millions)	44	48	60	—	—	—	—	—
Net impaired loans as a % of loans and acceptances(2)(4)	0.93	0.91	0.71	0.51	0.40	0.36	0.32	0.26
Specific provision for credit losses as a % of average loans and acceptances (annualized)(2)	0.63	0.64	0.54	0.36	0.29	0.23	0.24	0.18

Common share information
Share price ($)
High	49.19	46.51	35.85	40.68	51.55	52.51	50.00	54.00
Low	42.95	33.75	23.99	27.35	35.25	41.95	42.00	43.10
Close	45.25	45.92	33.94	29.67	40.19	49.98	47.82	48.19
Shares outstanding (millions)
Average — Basic	1,021	1,017	1,014	1,001	990	989	986	985
Average — Diluted	1,024	1,020	1,016	1,003	994	994	992	992
End of period	1,025	1,020	1,017	1,012	992	990	987	985
Dividends per share ($)	0.49	0.49	0.49	0.49	0.49	0.49	0.47	0.47
Dividend yield (%)(5)	4.3	4.9	6.6	5.8	4.5	4.1	4.1	3.9
Market capitalization ($ billions)	46.4	46.9	34.5	30.0	39.9	49.5	47.2	47.5
Book value per common share ($)(2)	20.55	19.89	19.80	19.67	18.94	18.99	18.45	18.40
Market value to book value multiple(2)	2.2	2.3	1.7	1.5	2.1	2.6	2.6	2.6
Price to earnings multiple (trailing 4 quarters)	13.6	16.6	11.8	9.8	13.1	13.4	12.7	12.5

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Amounts for 2009 have been adjusted to reflect the impact of the new accounting policy related to the classification and impairment of financial assets. Refer to Note 1 of the Consolidated Financial Statements for further details.

(3)	Comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to non-GAAP measures on page 27.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Based on the average of the high and low common share price for the year.
2009 Scotiabank Annual Report     93

Management’s Discussion and Analysis
ELEVEN-YEAR STATISTICAL REVIEW
■ T59 Consolidated Balance Sheet

As at October 31 ($ millions)	2009	2008	2007	2006

Assets
Cash resources	$43,278	$37,318	$29,195	$23,376

Securities
Trading	58,067	48,292	59,685	62,490
Available-for-sale	55,699	38,823	28,426	—
Investment	—	—	—	32,870
Equity accounted investments	3,528	920	724	142

	117,294	88,035	88,835	95,502

Securities purchased under resale agreements	17,773	19,451	22,542	25,705

Loans
Residential mortgages	101,604	115,084	102,154	89,590
Personal and credit cards	61,048	50,719	41,734	39,058
Business and government	106,520	125,503	85,500	76,733

	269,172	291,306	229,388	205,381

Allowance for credit losses	2,870	2,626	2,241	2,607

	266,302	288,680	227,147	202,774

Other
Customers’ liability under acceptances	9,583	11,969	11,538	9,555
Derivative instruments(1)	25,992	44,810	21,960	12,098
Land, buildings and equipment(2)	2,372	2,449	2,061	2,103
Other assets(1)(2)	13,922	14,913	8,232	7,893

	51,869	74,141	43,791	31,649

	$496,516	$507,625	$411,510	$379,006

Liabilities and shareholders’ equity
Deposits
Personal	$123,762	$118,919	$100,823	$93,450
Business and government	203,594	200,566	161,229	141,072
Banks	23,063	27,095	26,406	29,392

	350,419	346,580	288,458	263,914

Other
Acceptances	9,583	11,969	11,538	9,555
Obligations related to securities sold under repurchase agreements	36,568	36,506	28,137	33,470
Obligations related to securities sold short	14,688	11,700	16,039	13,396
Derivative instruments(1)	28,806	42,811	24,689	12,869
Other liabilities(1)	24,682	31,063	21,138	24,799
Non-controlling interest in subsidiaries	554	502	497	435

	114,881	134,551	102,038	94,524

Subordinated debentures	5,944	4,352	1,710	2,271

Capital instrument liabilities	500	500	500	750

Shareholders’ equity
Capital stock
Preferred shares	3,710	2,860	1,635	600
Common shares and contributed surplus	4,946	3,829	3,566	3,425
Retained earnings	19,916	18,549	17,460	15,843
Accumulated other comprehensive income (loss)	(3,800)	(3,596)	(3,857)	(2,321)

	24,772	21,642	18,804	17,547

	$496,516	$507,625	$411,510	$379,006

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

(2)	Comparative amounts have been reclassified to conform with the new accounting standard for goodwill and intangible assets. Refer to Note 1 of the Consolidated Financial Statements for details.
94     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002	2001	2000	1999

$20,505	$17,155	$20,581	$20,273	$20,160	$18,744	$17,115

50,007	43,056	42,899	34,592	27,834	21,821	13,939
—	—	—	—	—	—	—
23,285	15,576	20,141	21,439	25,256	19,162	19,480
167	141	152	163	194	403	550

73,459	58,773	63,192	56,194	53,284	41,386	33,969

20,578	17,880	22,648	32,262	27,500	23,559	13,921

75,520	69,018	61,646	56,295	52,592	50,037	47,916
34,695	30,182	26,277	23,363	20,116	17,988	16,748
62,681	57,384	64,313	77,181	79,460	78,172	69,873

172,896	156,584	152,236	156,839	152,168	146,197	134,537

2,469	2,696	3,217	3,430	4,236	2,853	2,599

170,427	153,888	149,019	153,409	147,932	143,344	131,938

7,576	7,086	6,811	8,399	9,301	8,807	9,163
12,867	15,488	15,308	15,821	15,886	8,244	8,039
1,836	1,823	1,944	2,101	2,325	1,631	1,681
6,777	7,119	6,389	7,921	8,037	7,456	6,865

29,056	31,516	30,452	34,242	35,549	26,138	25,748

$314,025	$279,212	$285,892	$296,380	$284,425	$253,171	$222,691

$83,953	$79,020	$76,431	$75,558	$75,573	$68,972	$65,715
109,389	94,125	93,541	93,830	80,810	76,980	64,070
24,103	22,051	22,700	26,230	29,812	27,948	26,833

217,445	195,196	192,672	195,618	186,195	173,900	156,618

7,576	7,086	6,811	8,399	9,301	8,807	9,163
26,032	19,428	28,686	31,881	30,627	23,792	16,781
11,250	7,585	9,219	8,737	6,442	4,297	2,833
13,004	16,002	14,758	15,500	15,453	8,715	8,651
18,983	13,785	14,145	15,678	15,369	14,586	11,667
306	280	326	662	586	229	198

77,151	64,166	73,945	80,857	77,778	60,426	49,293

2,597	2,615	2,661	3,878	5,344	5,370	5,374

750	2,250	2,500	2,225	1,975	1,975	1,475

600	300	300	300	300	300	300
3,317	3,229	3,141	3,002	2,920	2,765	2,678
14,126	13,239	11,747	10,398	9,674	8,275	6,956
(1,961)	(1,783)	(1,074)	102	239	160	(3)

16,082	14,985	14,114	13,802	13,133	11,500	9,931

$314,025	$279,212	$285,892	$296,380	$284,425	$253,171	$222,691

2009 Scotiabank Annual Report     95

Management’s Discussion and Analysis
■ T60 Consolidated Statement of Income

For the year ended October 31 ($ millions)	2009	2008	2007	2006

Interest income
Loans	$13,973	$15,832	$13,985	$11,575
Securities	4,090	4,615	4,680	4,124
Securities purchased under resale agreements	390	786	1,258	1,102
Deposits with banks	482	1,083	1,112	881

	18,935	22,316	21,035	17,682

Interest expenses
Deposits	8,339	12,131	10,850	8,589
Subordinated debentures	285	166	116	130
Capital instrument liabilities	37	37	53	53
Other	1,946	2,408	2,918	2,502

	10,607	14,742	13,937	11,274

Net interest income	8,328	7,574	7,098	6,408
Provision for credit losses	1,744	630	270	216

Net interest income after provision for credit losses	6,584	6,944	6,828	6,192

Other income	6,129	4,302	5,392	4,800

Net interest and other income	12,713	11,246	12,220	10,992

Non-interest expenses
Salaries and employee benefits	4,344	4,109	3,983	3,768
Other(2)	3,575	3,187	3,011	2,675
Restructuring provisions following acquisitions	—	—	—	—

	7,919	7,296	6,994	6,443

Income before the undernoted	4,794	3,950	5,226	4,549
Provision for income taxes	1,133	691	1,063	872
Non-controlling interest in net income of subsidiaries	114	119	118	98

Net income	$3,547	$3,140	$4,045	$3,579

Preferred dividends paid and other	186	107	51	30

Net income available to common shareholders	$3,361	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions):
Basic	1,013	987	989	988
Diluted	1,016	993	997	1,001
Earnings per common share (in dollars):
Basic	$3.32	$3.07	$4.04	$3.59
Diluted	$3.31	$3.05	$4.01	$3.55
Dividends per common share (in dollars)	$1.96	$1.92	$1.74	$1.50

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.
96     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002	2001	2000	1999(1)

$9,236	$8,480	$9,073	$9,635	$11,530	$11,044	$9,972
3,104	2,662	2,859	3,087	3,062	2,286	1,874
817	594	872	1,073	1,519	1,085	682
646	441	442	573	872	916	943

13,803	12,177	13,246	14,368	16,983	15,331	13,471

5,755	4,790	5,222	5,519	8,233	8,192	7,284
134	112	139	203	303	324	314
53	164	182	158	136	120	99
1,990	1,410	1,735	1,971	2,247	1,616	1,201

7,932	6,476	7,278	7,851	10,919	10,252	8,898

5,871	5,701	5,968	6,517	6,064	5,079	4,573
230	390	893	2,029	1,425	765	635

5,641	5,311	5,075	4,488	4,639	4,314	3,938

4,529	4,320	4,015	3,942	4,071	3,665	3,183

10,170	9,631	9,090	8,430	8,710	7,979	7,121

3,488	3,452	3,361	3,344	3,220	2,944	2,627
2,555	2,410	2,370	2,630	2,442	2,209	2,149
—	—	—	—	—	(34)	(20)

6,043	5,862	5,731	5,974	5,662	5,119	4,756

4,127	3,769	3,359	2,456	3,048	2,860	2,365
847	786	777	594	869	983	860
71	75	160	154	102	43	46

$3,209	$2,908	$2,422	$1,708	$2,077	$1,834	$1,459

25	16	16	16	16	16	16

$3,184	$2,892	$2,406	$1,692	$2,061	$1,818	$1,443

998	1,010	1,010	1,009	1,001	991	986
1,012	1,026	1,026	1,026	1,018	1,003	996

$3.19	$2.87	$2.38	$1.68	$2.06	$1.83	$1.46
$3.15	$2.82	$2.34	$1.65	$2.02	$1.81	$1.45
$1.32	$1.10	$0.84	$0.73	$0.62	$0.50	$0.44

2009 Scotiabank Annual Report     97

Management’s Discussion and Analysis
■ T61 Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2009	2008	2007		2006

Preferred shares
Balance at beginning of year	$2,860	$1,635	$600		$600
Issued	850	1,225	1,035		—

Balance at end of year	3,710	2,860	1,635		600

Common shares and contributed surplus
Balance of common shares at beginning of year	3,829	3,566	3,425		3,316
Issued	1,117	266	184		135
Purchased for cancellation	—	(3)	(43)		(26)

Balance of common shares at end of year	4,946	3,829	3,566		3,425
Contributed surplus: Fair value of stock options	—	—	—		—

Total	4,946	3,829	3,566		3,425

Retained earnings
Balance at beginning of year	18,549	17,460	15,843		14,126
Adjustments	—	—	(61	)(1)	(25	)(2)
Net income	3,547	3,140	4,045		3,579
Dividends: Preferred	(186)	(107)	(51)		(30)
Common	(1,990)	(1,896)	(1,720)		(1,483)
Purchase of shares and premium on redemption	—	(37)	(586)		(324)
Other	(4)	(11)	(10)		—

Balance at end of year	19,916	18,549	17,460		15,843

Accumulated other comprehensive income (loss)(5)
Balance at beginning of year	(3,596)	(3,857)	(2,321)		(1,961)
Cumulative effect of adopting new accounting policies	595 (6)	—	683		—
Other comprehensive income (loss)	(799)	261	(2,219)		(360)

Balance at end of year	(3,800)	(3,596)	(3,857)		(2,321)

Total shareholders’ equity at end of year	$24,772	$21,642	$18,804		$17,547

Consolidated Statement of Comprehensive income

For the year ended October 31 ($ millions)	2009	2008	2007	2006

Comprehensive Income
Net income	$3,547	$3,140	$4,045	$3,579
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation losses	(1,736)	2,368	(2,228)	(360)
Net change in unrealized gains (losses) on available-for-sale securities	894	(1,588)	(67)	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	43	(519)	76	—

Other comprehensive income (loss)	(799)	261	(2,219)	(360)

Comprehensive income	$2,748	$3,401	$1,826	$3,219

(1)	Results from the adoption of new financial instruments accounting standards.

(2)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(3)	Cumulative effect of adoption of new goodwill accounting standard.

(4)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(5)	Relates to the increase in the general allowance for credit losses as a direct change to retained earnings in the fourth quarter of 1999 (refer to footnote 1 on page 96).

(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments. Refer to Note 1 of the Consolidated Financial Statements for details.
98     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002		2001		2000	1999

$300	$300	$300	$300		$300		$300	$300
300	—	—	—		—		—	—

600	300	300	300		300		300	300

3,228	3,140	3,002	2,920		2,765		2,678	2,625
172	117	163	101		155		87	53
(84)	(29)	(25)	(19)		—		—	—

3,316	3,228	3,140	3,002		2,920		2,765	2,678
1	1	1	—		—		—	—

3,317	3,229	3,141	3,002		2,920		2,765	2,678

13,239	11,747	10,398	9,674		8,275		6,956	6,257
—	—	—	(76	)(3)	(39	)(4)	—	(314	)(5)
3,209	2,908	2,422	1,708		2,077		1,834	1,459
(25)	(16)	(16)	(16)		(16)		(16)	(16)
(1,317)	(1,110)	(849)	(732)		(621)		(496)	(429)
(973)	(290)	(201)	(154)		—		—	—
(7)	—	(7)	(6)		(2)		(3)	(1)

14,126	13,239	11,747	10,398		9,674		8,275	6,956

(1,783)	(1,074)	102	239		160		(3)	157
—	—	—	—		—		—	—
(178)	(709)	(1,176)	(137)		79		163	(160)

(1,961)	(1,783)	(1,074)	102		239		160	(3)

$16,082	$14,985	$14,114	$13,802		$13,133		$11,500	$9,931

2005	2004	2003	2002	2001	2000	1999

$3,209	$2,908	$2,422	$1,708	$2,077	$1,834	$1,459

(178)	(709)	(1,176)	(137)	79	163	(160)
—	—	—	—	—	—	—
—	—	—	—	—	—	—

(178)	(709)	(1,176)	(137)	79	163	(160)

$3,031	$2,199	$1,246	$1,571	$2,156	$1,997	$1,299

2009 Scotiabank Annual Report     99

Management’s Discussion and Analysis
■ T62 Other statistics

For the year ended October 31	2009	2008	2007	2006

Operating performance
Basic earnings per share ($)	3.32	3.07	4.04	3.59

Diluted earnings per share ($)	3.31	3.05	4.01	3.55

Return on equity (%)(2)	16.7	16.7	22.0	22.1

Productivity ratio (%)(TEB(2))	53.7	59.4	53.7	55.3

Return on assets (%)	0.69	0.69	1.00	1.02

Net interest margin on total average assets (%)(TEB(2))	1.68	1.75	1.89	1.95

Capital measures(3)
Tier 1 capital ratio (%)	10.7	9.3	9.3	10.2

Total capital ratio (%)	12.9	11.1	10.5	11.7

Assets to capital multiple(4)	16.6	18.0	18.2	17.1

Common equity to risk-weighted assets (%)	9.7	8.3	7.8	8.8

Tangible common equity to risk-weighted assets(2)(5) (%)	8.2	6.6	7.4	8.3

Common share information
Share price ($):
High	49.19	54.00	54.73	49.80

Low	23.99	35.25	46.70	41.55

Close	45.25	40.19	53.48	49.30

Number of shares outstanding (millions)	1,025	992	984	990

Dividends per share ($)	1.96	1.92	1.74	1.50

Dividend yield (%)(6)	5.4	4.3	3.4	3.3

Price to earnings multiple(7)	13.6	13.1	13.2	13.7

Book value per common share ($)	20.55	18.94	17.45	17.13

Other information
Average total assets ($ millions)	513,149	455,539	403,475	350,709

Number of branches and offices	2,686	2,672	2,331	2,191

Number of employees(8)	67,802	69,049	58,113	54,199

Number of automated banking machines	5,778	5,609	5,283	4,937

(1)	If the increase in the general provision had been charged to income (refer to footnote 1 on page 96), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price-to-earnings multiple 14.3.

(2)	Non-GAAP measure. Refer to non-GAAP measures on page 27.

(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(4)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital multiple is calculated by dividing adjusted total assets by adjusted total regulatory capital.

(5)	Comparative amounts have been restated to reflect a new definition of tangible common equity. Refer to non-GAAP measures on page 27.

(6)	Based on the average of the high and low common share price for the year.

(7)	Based on the closing common share price.

(8)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.
100     2009 Scotiabank Annual Report

MD&A > Supplementary Data

2005	2004	2003	2002	2001	2000	1999

3.19	2.87	2.38	1.68	2.06	1.83	1.46	(1)

3.15	2.82	2.34	1.65	2.02	1.81	1.45	(1)

20.9	19.9	17.6	13.0	17.3	17.6	15.3	(1)

56.3	56.9	55.9	55.7	54.6	57.3	60.1

1.04	1.02	0.84	0.58	0.76	0.77	0.64	(1)

2.00	2.10	2.16	2.29	2.32	2.21	2.07

11.1	11.5	10.8	9.9	9.3	8.6	8.1

13.2	13.9	13.2	12.7	13.0	12.2	11.9

15.1	13.8	14.4	14.5	13.5	13.7	13.5

9.7	9.9	9.2	8.6	8.1	7.3	6.9

9.3	9.7	8.9	8.3	7.8	7.0	6.7

44.22	40.00	33.70	28.10	25.25	22.83	18.45

36.41	31.08	22.28	21.01	18.65	13.03	14.30

42.99	39.60	32.74	22.94	21.93	21.75	16.80

990	1,009	1,011	1,008	1,008	996	989

1.32	1.10	0.84	0.73	0.62	0.50	0.44

3.3	3.1	3.0	3.0	2.8	2.8	2.7

13.5	13.8	13.8	13.7	10.6	11.9	11.5	(1)

15.64	14.56	13.67	13.39	12.74	11.25	9.74

309,374	283,986	288,513	296,852	271,843	238,664	229,037

1,959	1,871	1,850	1,847	2,005	1,695	1,654

46,631	43,928	43,986	44,633	46,804	40,946	40,894

4,449	4,219	3,918	3,693	3,761	2,669	2,322

2009 Scotiabank Annual Report     101

Management’s Report on Internal Control over Financial Reporting
The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.
     Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2009, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued the report below.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Toronto, Canada

December 8, 2009
Report of Independent Registered Public Accounting Firm
To the Shareholders of The Bank of Nova Scotia
We have audited The Bank of Nova Scotia’s (the “Bank’s”) internal control over financial reporting as of October 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We also have conducted our audits on the consolidated balance sheets of the Bank as at October 31, 2009 and 2008 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 8, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada,
December 8, 2009
102     2009 Scotiabank Annual Report

Consolidated Financial Statements     >
     Table of Contents     >

104	Management’s Responsibility for Financial Information
105	Shareholders’ Auditors’ Report
106	Consolidated Balance Sheet
107	Consolidated Statement of Income
108	Consolidated Statement of Changes in Shareholders’ Equity
108	Consolidated Statement of Comprehensive Income
109	Consolidated Statement of Cash Flows
110	Notes to the Consolidated Financial Statements
2009 Scotiabank Annual Report     103

Consolidated Financial Statements
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer
Toronto, Canada

December 8, 2009
104     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the “Bank”) as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.
KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 8, 2009
2009 Scotiabank Annual Report     105

Consolidated Financial Statements
Consolidated Balance Sheet

As at October 31 ($ millions)	2009	2008

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,355	$2,574
Interest-bearing deposits with banks	34,343	32,318
Precious metals	5,580	2,426

	43,278	37,318

Securities (Note 3)
Trading	58,067	48,292
Available-for-sale	55,699	38,823
Equity accounted investments	3,528	920

	117,294	88,035

Securities purchased under resale agreements	17,773	19,451

Loans (Note 4)
Residential mortgages	101,604	115,084
Personal and credit cards	61,048	50,719
Business and government	106,520	125,503

	269,172	291,306
Allowance for credit losses (Note 5 (b))	2,870	2,626

	266,302	288,680

Other
Customers’ liability under acceptances	9,583	11,969
Derivative instruments (Note 27 (d))	25,992	44,810
Land, buildings and equipment (Note 7)	2,372	2,449
Goodwill (Note 8)	2,908	2,273
Other intangible assets (Note 8)	561	521
Other assets (Note 9)	10,453	12,119

	51,869	74,141

	$496,516	$507,625

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$123,762	$118,919
Business and government	203,594	200,566
Banks	23,063	27,095

	350,419	346,580

Other
Acceptances	9,583	11,969
Obligations related to securities sold under repurchase agreements	36,568	36,506
Obligations related to securities sold short	14,688	11,700
Derivative instruments (Note 27 (d))	28,806	42,811
Other liabilities (Note 11)	24,682	31,063
Non-controlling interest in subsidiaries	554	502

	114,881	134,551

Subordinated debentures (Note 12)	5,944	4,352

Capital instrument liabilities (Note 13)	500	500

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	3,710	2,860
Common shares	4,946	3,829
Retained earnings	19,916	18,549
Accumulated other comprehensive income (loss) (Note 16)	(3,800)	(3,596)

	24,772	21,642

	$496,516	$507,625

John T. Mayberry	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
Refer to Note 1 for the impact of adopting new accounting standards.
The accompanying notes are an integral part of these consolidated financial statements.
106     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2009	2008	2007

Interest income
Loans	$13,973	$15,832	$13,985
Securities	4,090	4,615	4,680
Securities purchased under resale agreements	390	786	1,258
Deposits with banks	482	1,083	1,112

	18,935	22,316	21,035

Interest expenses
Deposits	8,339	12,131	10,850
Subordinated debentures	285	166	116
Capital instrument liabilities	37	37	53
Other	1,946	2,408	2,918

	10,607	14,742	13,937

Net interest income	8,328	7,574	7,098
Provision for credit losses (Note 5 (b))	1,744	630	270

Net interest income after provision for credit losses	6,584	6,944	6,828

Other income
Card revenues	424	397	366
Deposit and payment services	905	862	817
Mutual funds	371	317	296
Investment management, brokerage and trust services	728	760	760
Credit fees	866	579	530
Trading revenues	1,057	188	450
Underwriting fees and other commissions	620	402	498
Foreign exchange other than trading	373	314	239
Net gain (loss) on securities, other than trading (Note 3 (d))	(412)	(374)	488
Securitization revenues	409	130	34
Other	788	727	914

	6,129	4,302	5,392

Net interest and other income	12,713	11,246	12,220

Non-interest expenses
Salaries and employee benefits	4,344	4,109	3,983
Premises and technology(1)	1,543	1,417	1,335
Communications	346	326	300
Advertising and business development	307	320	311
Professional	216	227	227
Business and capital taxes	177	116	143
Other(1)	986	781	695

	7,919	7,296	6,994

Income before the undernoted	4,794	3,950	5,226
Provision for income taxes (Note 18)	1,133	691	1,063
Non-controlling interest in net income of subsidiaries	114	119	118

Net income	$3,547	$3,140	$4,045

Preferred dividends paid	186	107	51

Net income available to common shareholders	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions)(Note 20):
Basic	1,013	987	989
Diluted	1,016	993	997

Earnings per common share (in dollars)(2) (Note 20):
Basic	$3.32	$3.07	$4.04
Diluted	$3.31	$3.05	$4.01
Dividends per common share (in dollars)	$1.96	$1.92	$1.74

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for the impact of adopting the new accounting standard for goodwill and intangible assets.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
2009 Scotiabank Annual Report     107

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2009	2008	2007

Preferred shares (Note 14)
Balance at beginning of year	$2,860	$1,635	$600
Issued	850	1,225	1,035

Balance at end of year	3,710	2,860	1,635

Common shares (Note 14)
Balance at beginning of year	3,829	3,566	3,425
Issued	1,117	266	184
Purchased for cancellation	—	(3)	(43)

Balance at end of year	4,946	3,829	3,566

Retained earnings
Balance at beginning of year as previously reported	18,549	17,460	15,843
Cumulative effect of adopting new accounting policies	—	—	(61	)(1)

Balance at beginning of year as restated	18,549	17,460	15,782
Net income	3,547	3,140	4,045
Dividends: Preferred	(186)	(107)	(51)
Common	(1,990)	(1,896)	(1,720)
Purchase of shares	—	(37)	(586)
Other	(4)	(11)	(10)

Balance at end of year	19,916	18,549	17,460

Accumulated other comprehensive income (loss)
Balance at beginning of year as previously reported	(3,596)	(3,857)	(2,321)
Cumulative effect of adopting new accounting policies	595 (2)	—	683	(1)

Balance at beginning of year as restated	(3,001)	(3,857)	(1,638)
Other comprehensive income (loss) (Note 16)	(799)	261	(2,219)

Balance at end of year	(3,800)	(3,596)	(3,857)

Total shareholders’ equity at end of year	$24,772	$21,642	$18,804

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2009	2008	2007

Comprehensive income
Net income	$3,547	$3,140	$4,045

Other comprehensive income (loss), net of income taxes (Note 16):
Net change in unrealized foreign currency translation losses	(1,736)	2,368	(2,228)
Net change in unrealized gains (losses) on available-for-sale securities	894	(1,588)	(67)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	43	(519)	76

Other comprehensive income (loss)	(799)	261	(2,219)

Comprehensive income	$2,748	$3,401	$1,826

(1)	Refer to Note 1 for impact of adopting new accounting policies in 2007 as a result of new accounting standards related to financial instruments.

(2)	Refer to Note 1 for impact of adopting new accounting policies in 2009 as a result of the amendment of the accounting standard related to classification and impairment of financial instruments.
The accompanying notes are an integral part of these consolidated financial statements.
108     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2009	2008	2007

Cash flows from operating activities
Net income	$3,547	$3,140	$4,045
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	330	291	267
Provision for credit losses	1,744	630	270
Future income taxes	162	(367)	(106)
Net gain (loss) on securities, other than trading	412	374	(488)
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	(229)	60	18
Trading securities	(10,898)	13,721	334
Derivative assets	17,320	(15,292)	(13,616)
Derivative liabilities	(12,009)	11,202	14,548
Other, net	(11,426)	6,290	(3,336)

	(11,047)	20,049	1,936

Cash flows from financing activities
Deposits	17,031	28,106	41,746
Obligations related to securities sold under repurchase agreements	1,109	6,913	(3,858)
Obligations related to securities sold short	3,165	(5,020)	3,848
Subordinated debentures issued	2,000	3,144	—
Subordinated debentures redemptions/repayments	(359)	(691)	(500)
Capital instrument liabilities redemptions/repayments	—	—	(250)
Preferred shares issued	600	1,225	1,035
Common shares issued	585	234	112
Common shares redeemed/purchased for cancellation	—	(40)	(629)
Cash dividends paid	(2,176)	(2,003)	(1,771)
Other, net	(1,789)	(101)	3,391

	20,166	31,767	43,124

Cash flows from investing activities
Interest-bearing deposits with banks	(5,781)	(5,052)	(7,087)
Securities purchased under resale agreements	980	3,793	1,897
Loans, excluding securitizations	(12,583)	(47,483)	(42,028)
Loan securitizations	11,879	5,121	3,756
Securities, other than trading
Purchases	(40,197)	(41,444)	(32,133)
Maturities	7,422	16,842	14,015
Sales	31,985	19,346	17,267
Land, buildings and equipment, net of disposals	(199)	(401)	(242)
Other, net(1)	(1,635)	(2,399)	(390)

	(8,129)	(51,677)	(44,945)

Effect of exchange rate changes on cash and cash equivalents	(209)	297	(257)

Net change in cash and cash equivalents	781	436	(142)
Cash and cash equivalents at beginning of year	2,574	2,138	2,280

Cash and cash equivalents at end of year(2)	$3,355	$2,574	$2,138

Cash disbursements made for:
Interest	$11,138	$14,544	$13,625
Income taxes	$1,234	$1,212	$905

(1)	Comprises investments in subsidiaries, associated corporations and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $523 (2008 – nil; 2007 – $36), net of cash and cash equivalents at the date of acquisition of $4 (2008 – $37; 2007 – $6), and net of non-cumulative preferred shares issued of $250 (2008 – nil, 2007 – nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.
2009 Scotiabank Annual Report     109

Consolidated Financial Statements
Notes to the 2009 Consolidated Financial Statements     >
Table of Contents     >

Page	Note
111	1.	Significant accounting policies
117	2.	Future accounting changes
117	3.	Securities
119	4.	Loans
121	5.	Impaired loans and allowance for credit losses
121	6.	Variable interest entities
122	7.	Land, buildings and equipment
123	8.	Goodwill and other intangible assets
123	9.	Other assets
123	10.	Deposits
123	11.	Other liabilities
124	12.	Subordinated debentures
124	13.	Capital instrument liabilities, trust securities and trust subordinated notes
126	14.	Capital stock
128	15.	Capital management
130	16.	Accumulated other comprehensive income (loss)
131	17.	Stock-based compensation
133	18.	Corporate income taxes
134	19.	Employee future benefits
136	20.	Earnings per common share
136	21.	Related party transactions
136	22.	Segmented results of operations
139	23.	Guarantees, commitments and contingent liabilities
141	24.	Financial instruments – risk management
150	25.	Financial instruments – fair value
152	26.	Items designated as trading
152	27.	Derivative instruments
156	28.	Acquisitions
157	29.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
110     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

1	Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Super intendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 29 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities, determination of the primary beneficiary of a variable interest entity (VIE), goodwill and contingent liabilities. Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation.
Changes in accounting standards and policies
Classification and impairment of financial assets
In August 2009, the Canadian Institute of Chartered Accountants (CICA) amended Section 3855, Financial Instruments — Recognition and Measurement, to achieve substantial consistency with International Financial Reporting Standards (IFRS). The amendments were effective for the Bank commencing November 1, 2008 and adopt the definition of loans and receivables from IFRS. The new definition of loans and receivables allows debt securities not quoted in an active market to be classified as loans and carried at amortized cost, or permits the Bank to designate these instruments as available-for-sale, measured at fair value with unrealized gains and losses recorded through other comprehensive income. The amendments also require that credit related impairment charges be recognized in the consolidated statement of income for instruments carried at amortized cost as well as the reversal of impairment charges for debt instruments classified as available-for-sale. Impairment charges for debt securities classified as loans are recorded through the provision for credit losses.
     The Bank has reclassified certain securities not quoted in an active market and not managed on a fair value basis to loans and receivables measured at amortized cost. Impairment of debt securities classified as loans will be assessed and recorded in accordance with the Bank’s accounting policies for Loans and Allowance for Credit Losses.
     In accordance with these amendments, changes have been made effective November 1, 2008. Periods prior to November 1, 2008 have not been restated as a result of implementing the new accounting standards.
The following table summarizes the impact of reclassification and impairment of financial assets and related impairment, as applicable, as at November 1, 2008:

$ millions Balance sheet category	Increase/ (Decrease)	Explanation
Securities	$(8,529)	Decrease represents fair value of debt securities reclassified to loans
Loans	9,447	Increase represents the aggregate of the fair value of debt securities reclassified to loans and the unrealized losses on such securities
Future income tax assets (Other assets)	(323)	Decrease reflects the change in future income tax assets due to changes in accumulated other comprehensive income
Accumulated other comprehensive income (after-tax)	595	Increase represents the after-tax amount of unrealized losses on debt securities reclassified to loans, previously recorded in accumulated other comprehensive income
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments — Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under IFRS. These amendments were effective for the Bank commencing November 1, 2008 and introduces a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:
•	Level 1 — quoted prices in active markets

•	Level 2 — models using observable inputs other than quoted market prices

•	Level 3 — models using inputs that are not based on observable market data
Goodwill and intangible assets
In February 2008, the CICA issued a new accounting standard for Goodwill and Intangible Assets, which the Bank adopted effective November 1, 2008. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, as at October 31, 2008, $239 million was reclassified from Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in non-interest expenses – Premises and technology on the Consolidated Statement of Income is now recorded as non-interest expenses – Other. Accordingly, $34 million for the period ended October 31, 2008 was reclassified from Premises and technology non-interest expenses to Other non-interest expenses.
Prior year changes in accounting standards
Reclassification of financial assets
In October 2008, the CICA issued amendments to the accounting standard on Financial Instruments – Recognition and Measurement. The amendments permit the reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For the period ended October 31, 2008, the Bank was permitted to retrospectively reclassify items from August 1, 2008. Any future reclassifications would need to be applied prospectively. In accordance with these
2009 Scotiabank Annual Report     111

Consolidated Financial Statements
amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million. As at October 31, 2009, the fair values of the bond assets and preferred shares are $257 million (2008 – $277 million) and $67 million (2008 – $81 million), respectively. Due to the reclassification of the bond assets and preferred shares, for the year ended October 31, 2009, the Bank recorded pre-tax gains in other comprehensive income of $33 million (2008 – losses of $26 million) and $9 million (2008 – losses of $10 million), respectively, relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the consolidated statement of income.
Capital disclosures
In December 2006, the CICA issued an accounting standard that establishes requirements for Capital Disclosures. This was effective for the Bank commencing November 1, 2007 and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of non-compliance with such capital requirements.
Financial instruments disclosures
In December 2006 the CICA issued two accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These standards were effective for the Bank commencing November 1, 2007. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks.
Changes in accounting standards prior to November 1, 2007
In fiscal 2007, the Bank adopted three new accounting standards: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments were unchanged as a result of implementing these new accounting standards.
     The main requirements of the standards and the related accounting policies subsequently adopted by the Bank are discussed in the following paragraphs.
     Prior periods were not restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations were reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings in 2007. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income – securities or other income, as appropriate, in the Consolidated Statement of Income.
     The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income – trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
     Unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income.
Precious metals
Precious metals are carried at fair value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at fair value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Securities are categorized as available-for-sale, trading, held-to-maturity or equity accounted investments. Securities designated as available-for-sale are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted market price in an active market, are recorded at cost, where fair values are not reliably measurable.
     Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the
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FS > Consolidated Financial Statements
instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of available-for-sale debt or equity instrument that is other than temporary, the carrying value of the securities is reduced to fair value. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income – net gain (loss) on available-for-sale assets in the Consolidated Statement of Income.
     Commencing November 1, 2008, recoveries in fair value for which other than temporary impairment charges had been recognized due to events occurring after the date of impairment are included in net income, to a maximum of the original impairment charge. Prior to fiscal 2009, these recoveries in fair value were included in other comprehensive income.
     Trading securities are intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income – trading revenues in the Consolidated Statement of Income. Where trading securities are used to manage the volatility of stock-based compensation, gains and losses realized on disposal and adjustments to fair value are included in non-interest expense – salaries and employee benefits in the Consolidated Statement of Income.
     Commencing November 1, 2008, certain debt securities are classified as loans and carried at amortized cost. Debt securities which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market are classified as loans. Debt securities not classified as loans are classified as either trading or available-for-sale.
     The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Transactions costs
The transaction costs relating to non-trading financial assets and non-trading financial liabilities are capitalized and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method.
Loans
Commencing November 1, 2008, the definition of loans includes debt instruments that are not quoted in an active market and have fixed or determinable cash flows. As a result, certain debt securities which are not classified as trading securities or have not been designated as available-for-sale securities, and are not quoted in an active market are classified as loans on the Consolidated Balance Sheet. Prior to fiscal 2009, debt securities were not permitted to be classified loans and were treated as either trading or available-for-sale securities.
     In addition, certain loans that are managed on a fair value basis or are purchased to economically hedge credit derivatives transacted for customers are classified as trading loans, through the fair value option (see Note 26).
     Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loans are accounted for at amortized cost, except those designated as trading which are carried at fair value. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there no longer is reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, general allowance and a sectoral allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used
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Consolidated Financial Statements
to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sectoral allowances
A sectoral allowance is established when an industry sector or geographic region experiences specific adverse events or changes in economic conditions and it is considered necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance.
     The sectoral allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment and, if required, the retained interest’s carrying value is reduced to fair value by a charge to other income – net gain (loss) on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income – other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income – other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment and computer software – 3 to 10 years, and leasehold improvements – term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
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Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Balance Sheet. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.
     The gains and losses resulting from changes in fair values of trading derivatives are included in other income – trading revenues in the Consolidated Statement of Income.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
     There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges. For fair value hedges, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include debt securities, loans, deposit liabilities and subordinated debentures.
     For cash flow hedges, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate.
     For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from self-sustaining foreign operations are recognized in income.
     Hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
     Changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain (loss) on securities, other than trading; and other derivative contracts in other income – other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense, in the Consolidated Statement of Income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 10 to 22 years. For principal other benefit plans, these periods range from 9 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 10 to 22 years and from 9 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
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Consolidated Financial Statements
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 17.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
     Effective in fiscal 2006, for SARs, including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the timeframe between the grant date and the date of retirement eligibility.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
Earnings per share (EPS)
Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted EPS is determined using the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and the proceeds used to purchase common shares at the average market price. The incremental number of common shares is included in the calculation of diluted shares.
Guarantees
A liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset.
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2	Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2009.
Business Combinations, Consolidated Financial Statements, and Non-controlling Interests
In January 2009, the CICA issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. The Business Combinations standard provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Most acquisition-related costs must be accounted for as expenses in the periods they are incurred. This new standard will be applicable for acquisitions that are completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards in 2011. The Consolidated Financial Statements standard establishes guidance for preparing consolidated financial statements after the acquisition date. The Non-controlling Interests standard provides guidance on the accounting and presentation of non-controlling interest. These new standards must all be adopted concurrently.
International Financial Reporting Standards (IFRS)
The Canadian Accounting Standards Board has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications of converting to IFRS. The impact of IFRS on the Bank’s consolidated financial results at the time of transition and on implementation is being assessed.

3	Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2009		2008
					No
	Within	Three to	One to	Over	specific		Carrying		Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value		value

Trading securities:
Canadian federal government debt	$577	$2,277	$7,140	$8,408	$—		$18,402		$10,942
Canadian provincial and municipal debt	591	816	1,010	2,323	—		4,740		5,224
U.S. treasury and other U.S. agencies’ debt	57	1,187	388	1,067	—		2,699		3,433
Other foreign governments’ debt	181	141	1,103	139	—		1,564		2,130
Common shares	—	—	—	—	19,698		19,698		19,103
Other	2,156	1,979	4,990	1,714	125		10,964		7,460

Total	3,562	6,400	14,631	13,651	19,823		58,067	(1)	48,292

Available-for-sale securities:
Canadian federal government debt	6	209	10,573	814	—		11,602		3,638
Mortgage-backed securities(2)	23	252	21,013	96	—		21,384		6,430
Canadian provincial and municipal debt	—	—	1,168	16	—		1,184		14
U.S. treasury and other U.S. agencies’ debt	132	5	170	394	—		701		2,176
Other foreign governments’ debt	1,238	944	3,667	2,140	—		7,989		7,085
Bonds of designated emerging markets	—	—	63	382	—		445		469
Other debt	881	1,276	5,156	2,286	—		9,599		15,800
Preferred shares	—	—	—	—	421		421		539
Common shares(3)	—	—	—	—	2,374		2,374		2,672

Total	2,280	2,686	41,810	6,128	2,795		55,699		38,823	(4)

Equity accounted investments:	—	—	—	—	3,528	(5)	3,528		920

Total securities	$5,842	$9,086	$56,441	$19,779	$26,146		$117,294		$88,035

Total by currency (in Canadian equivalent):
Canadian dollar	$2,787	$6,332	$43,817	$13,382	$19,928		$86,246		$51,191
U.S. dollar	642	864	6,567	3,950	4,186		16,209		23,678
Mexican peso	712	255	865	209	135		2,176		4,112
Other currencies	1,701	1,635	5,192	2,238	1,897		12,663		9,054

Total securities	$5,842	$9,086	$56,441	$19,779	$26,146		$117,294		$88,035

(1)	Includes $278 in mortgage-backed securities.

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $20,864 (2008 – $6,054). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(3)	The carrying value of available-for-sale equity securities that are not quoted in an active market is $958 (2008 – $1,098).

(4)	Includes debt securities of $8,529, which were reclassified to loans on November 1, 2008. Refer to Note 1 for further details.

(5)	Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.
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Consolidated Financial Statements
(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2009				2008
		Gross				Gross	Gross
		unrealized	Gross	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt	$11,507	$163	$68	$11,602	$3,596	$43	$1	$3,638
Mortgage-backed securities	20,972	488	76	21,384	6,257	192	19	6,430
Canadian provincial and municipal debt	1,164	20	—	1,184	14	—	—	14
U.S. treasury and other U.S. agencies’ debt	706	9	14	701	2,178	12	14	2,176
Other foreign governments’ debt	7,703	321	35	7,989	6,983	226	124	7,085
Bonds of designated emerging markets	270	175	—	445	334	140	5	469
Other debt	9,609	224	234	9,599	17,207	66	1,473	15,800
Preferred shares	544	17	140	421	598	5	64	539
Common shares	2,211	224	61	2,374	2,884	134	346	2,672

Total available-for-sale securities	$54,686	$1,641	$628	$55,699	$40,051	$818	$2,046	$38,823

(1)	Cost for debt securities is amortized cost.
The net unrealized gain (loss) on available-for-sale securities of $1,013 million (2008 — ($1,228) million) decreases to a net unrealized gain (loss) of $828 million (2008 — increases to ($1,320) million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized gain (loss) on available-for-sale securities is recorded in accumulated other comprehensive income.
(c) An analysis of available-for-sale securities with continuous unrealized losses:

	2009
	Less than 12 months			12 months or greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
As at October 31 ($ millions)	Cost	value	losses	Cost	value	losses	Cost	value	losses

Canadian federal government debt	$3,331	$3,263	$68	$—	$—	$—	$3,331	$3,263	$68
Mortgage-backed securities	3,975	3,905	70	13	7	6	3,988	3,912	76
Canadian provincial and municipal debt	—	—	—	—	—	—	—	—	—
U.S. treasury and other U.S. agencies’ debt	67	65	2	54	42	12	121	107	14
Other foreign governments’ debt	1,252	1,245	7	210	182	28	1,462	1,427	35
Bonds of designated emerging market	—	—	—	—	—	—	—	—	—
Other debt	2,163	2,088	75	2,729	2,570	159	4,892	4,658	234
Preferred shares	10	7	3	435	298	137	445	305	140
Common shares	276	249	27	242	208	34	518	457	61

Total	$11,074	$10,822	$252	$3,683	$3,307	$376	$14,757	$14,129	$628

	2008
	Less than 12 months			12 months or greater			Total
As at October 31 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses

Canadian federal government debt	$297	$296	$1	$—	$—	$—	$297	$296	$1
Mortgage-backed securities	55	54	1	91	73	18	146	127	19
Canadian provincial and municipal debt	12	12	—	—	—	—	12	12	—
U.S. treasury and other U.S. agencies’ debt	848	835	13	8	7	1	856	842	14
Other foreign governments’ debt	2,402	2,325	77	558	511	47	2,960	2,836	124
Bonds of designated emerging market	85	80	5	—	—	—	85	80	5
Other debt	13,807	12,558	1,249	1,446	1,222	224	15,253	13,780	1,473
Preferred shares	470	416	54	60	50	10	530	466	64
Common shares	1,007	713	294	320	268	52	1,327	981	346

Total	$18,983	$17,289	$1,694	$2,483	$2,131	$352	$21,466	$19,420	$2,046

As at October 31, 2009, the cost of 667 (2008 — 1,208) available-for-sale securities exceeded their fair value by $628 million (2008 — $2,046 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 667 (2008 — 1,208) securities, 340 (2008 — 227) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $376 million (2008 — $352 million). The unrealized losses on the debt instruments decreased from last year due to improvements in credit spreads and the reclassification of certain debt securities to loans. Refer to Note 1 for further details. The Bank holds a diversified portfolio of available-for-sale equities. For these investments, improvements in equity markets have reduced the unrealized losses that arose during the latter part of fiscal 2008. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
118     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(d) An analysis of net gain (loss) on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2009	2008	2007

Realized gains	$593	$666	$708
Realized losses	316	401	85
Impairment writedowns	689	639	135

Net gain (loss) on securities, other than trading	$(412)	$(374)	$488

(1)	These securities relate to available-for-sale securities and equity accounted investments.
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $28 million for the year ended October 31, 2009 (2008 — $69 million; 2007 — $293 million).

4	Loans
(a) Loans outstanding by geography
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2009	2008

Canada:
Residential mortgages	$88,766	$102,326
Personal and credit cards	49,266	41,386
Business and government	33,540	34,749

	171,572	178,461

United States:
Personal	2,879	—
Business and government	17,669	25,842

	20,548	25,842

Mexico:
Residential mortgages	3,357	3,092
Personal and credit cards	2,214	2,132
Business and government	4,742	6,262

	10,313	11,486

Other International:
Residential mortgages	9,481	9,666
Personal and credit cards	6,689	7,201
Business and government	50,569	58,650

	66,739	75,517

	269,172	291,306
Less: allowance for credit losses	2,870	2,626

Total(2)	$266,302	$288,680	(3)

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $56,283 (2008 — $71,532), loans denominated in Mexican pesos amount to $8,247 (2008 — $8,821) and loans denominated in other foreign currencies amount to $33,238 (2008 — $35,669).

(3)	Effective November 1, 2008, debt securities with an amortized cost of $9,447 were reclassified to loans. As a result, personal loans increased by $7,715 and business and government loans increased by $1,732. Refer to Note 1 for further details.
(b) Loans and acceptances by type of borrower

	2009		2008
As at October 31 ($ millions)	Balance	% of total	Balance	% of total

Personal
Residential mortgages	$101,363	36.5%	$114,852	38.0%
Credit cards	11,104	4.0	11,169	3.7
Personal loans	49,256	17.8	38,942	12.9

	161,723	58.3	164,963	54.6

Businesses and government
Financial services	18,760	6.8	18,665	6.2
Wholesale and retail	10,853	3.9	14,905	4.9
Real estate	11,677	4.2	13,500	4.5
Oil and gas	9,777	3.5	11,997	4.0
Transportation	7,763	2.8	8,520	2.8
Automotive	5,074	1.8	7,124	2.4
Agriculture	4,344	1.6	5,259	1.7
Government	3,326	1.2	3,372	1.1
Hotels and leisure	4,766	1.7	5,215	1.7
Mining and primary metals	5,745	2.1	8,137	2.7
Utilities	6,138	2.2	6,307	2.1
Health care	3,986	1.4	4,997	1.7
Telecommunications and cable	4,567	1.6	6,528	2.2
Media	2,729	1.0	4,659	1.5
Chemical	1,338	0.5	1,746	0.6
Food and beverage	3,788	1.4	3,078	1.0
Forest products	1,528	0.6	2,081	0.7
Other	9,497	3.4	10,919	3.6

	$115,656	41.7%	$137,009	45.4%

	277,379	100.0%	301,972	100.0%
General allowance	(1,450)		(1,323)
Sectoral allowance	(44)		—

Total loans and acceptances	$275,885		$300,649

2009 Scotiabank Annual Report     119

Consolidated Financial Statements
(c) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, before issuance costs, is recognized in other income in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 22.5% (2008 — 20.0%; 2007 — 20.0%), an excess spread of 1.8% (2008 — 1.4%; 2007 — 0.8%), and a discount rate of 2.4% (2008 — 3.9%; 2007 — 4.5%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2009	2008	2007

Net cash proceeds(1)	$11,879	$5,121	$3,756
Retained interest	480	165	98
Retained servicing liability	(69)	(30)	(27)

	12,290	5,256	3,827
Residential mortgages securitized(2)	11,953	5,174	3,827

Net gain on sale(3)	$337	$82	$—

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $20,923 (2008 — $3,885; 2007 — $2,983). These assets are classified as available-for-sale securities and have an outstanding balance of $20,864 (2008 — $6,054; 2007 — $4,375) [refer to Note 3a].

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time of $2,126 (2008 — $1,299; 2007 — nil).

(3)	Net of issuance costs.
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2009	2008

Fair value of the retained interest ($)	519	302
Weighted average life (in years)	3	4

Prepayment rate (%)	22.8	17.3
Impact on fair value of a 10% adverse change ($)	(17)	(7)
Impact on fair value of a 20% adverse change ($)	(33)	(14)

Residual cash flow annual discount rate (%)	0.35-2.8	2.2-4.0
Impact on fair value of a 10% adverse change ($)	(1)	(2)
Impact on fair value of a 20% adverse change ($)	(3)	(3)

Excess spread (%)	1.8	1.2
Impact on fair value of a 10% adverse change ($)	(55)	(30)
Impact on fair value of a 20% adverse change ($)	(109)	(60)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented. Information on total securitized loan assets(1) is summarized as follows:

	2009			2008			2007
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Residential mortgages(1)(2)	$17,494	$35	$—	$12,787	$14	$—	$11,631	$15	$—
Personal loans	199	3	3	235	6	4	414	14	57

Total	$17,693	$38	$3	$13,022	$20	$4	$12,045	$29	$57

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	Excludes past due payments relating to residential mortgages insured by CMHC of $19 (2008 — $9; 2007 — $8).
(d) Loans past due but not impaired(1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are fully secured or collection efforts are reasonably expected to result in repayment, or restoring it to a current status within 180 days from the date a payment has become contractually in arrears.

As at October 31, 2009 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total

Residential mortgages	$1,173	$463	$302	$1,938
Personal and credit cards	429	220	61	710
Business and government	342	201	168	711

Total	$1,944	$884	$531	$3,359

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
120     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

5	Impaired loans and allowance for credit losses
(a) Impaired loans

				2009	2008
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$1,119		$(241)	$878	$432
Personal and credit cards	881		(688)	193	84
Business and government	1,939		(447)	1,492	675

Total	$3,939	(3)(4)	$(1,376)	$2,563	$1,191

By geography:
Canada				$719	$354
United States				354	80
Other International				1,490	757

Total				$2,563	$1,191

(1)	Gross impaired loans denominated in U.S. dollars amounted to $1,057 (2008 — $658) and those denominated in other foreign currencies amounted to $1,680 (2008 - $1,084).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $446 (2008 — $462).

(3)	Individual impaired loans without an allowance for credit losses totalled $616 (2008 — $365).

(4)	Average balance of gross impaired loans totalled $3,402 (2008 — $2,011).
(b) Allowance for credit losses

	2009							2008		2007
	Balance at			Provision	Other, including
	beginning			for credit	foreign currency	Balance at		Balance at		Balance at
As at October 31 ($ millions)	of year	Write-offs(1)	Recoveries	losses	adjustment(2)	end of year(3)		end of year		end of year

Specific
Residential mortgages	$232	$(64)	$27	$25	$21	$241		$232		$129
Personal and credit cards	608	(1,139)	141	1,042	36	688		608		434
Business and government	471	(457)	55	506	(123)	452		471		391

	1,311	(1,660)	223	1,573	(66)	1,381	(3)	1,311	(3)	954	(3)

Sectoral(4)	—	—	—	44	—	44		—		—

General	1,323	—	—	127	—	1,450	(5)	1,323		1,298

	$2,634	$(1,660)	$223	$1,744	$(66)	$2,875		$2,634		$2,252

(1)	Write-offs of loans restructured during the year were nil (2008 — nil; 2007 — nil).

(2)	Includes $9 in specific allowances related to acquisitions in 2009, $232 in specific allowances and $25 in general allowances from acquisitions in 2008, and $38 in specific allowances and $16 in general allowances from acquisitions in 2007.

(3)	As at October 31, 2009, $5 (2008 — $8; 2007 — $11) has been recorded in other liabilities.

(4)	The sectoral allowance is established to reflect the deterioration in the automotive industry sector, within the business and government category.

(5)	The general allowance is substantially allocated to business and government loans.

6	Variable interest entities
(a) Consolidated VIEs:
The following table provides information about variable interest entities (VIEs) that the Bank consolidated.

	2009	2008
As at October 31 ($ millions)	Total assets	Total assets

Funding vehicles	$2,585	$5,207
Other	51	631

The Bank uses Funding Vehicles to facilitate cost-efficient financing of its own operations. Activities of these special purpose entities are generally limited to holding a pool of assets or receivables generated by the Bank and used to finance distributions to their investors.
     Subsequent to the year-end, one of the consolidated VIEs that provided the Bank with external financing has been wound up. This has not resulted in any material impact on the Bank’s consolidated financial statements.
     The assets supporting the obligations of these consolidated VIEs as at October 31, 2009 are as follows: cash and non-interest bearing deposits with banks of $10 million (2008 — $11 million); Canadian residential mortgage loans of $2,523 million (2008 — $5,140 million); trading securities of $53 million (2008 — $617 million); and other assets of $50 million (2008 — $70 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.
2009 Scotiabank Annual Report     121

Consolidated Financial Statements
(b) Other VIEs
The following table provides information about other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is generally considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.

	2009		2008
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss	assets	to loss

Multi-seller conduits that the Bank administers	$5,913	$5,913	$12,283	$12,283
Structured finance entities	7,088	4,975	6,705	4,269
Collateralized debt obligation entities	556	307	399	847
Other	691	188	941	140

The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. Of the aggregate amount of maximum exposure to loss, the Bank has recorded $5.5 billion (2008 — $5.3 billion), primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2009.
Multi-seller conduits that the Bank administers

The Bank currently sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase assets, including defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities [see Note 23]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $3.8 billion (2008 — $5.0 billion) based on future asset purchases by these conduits.
     During fiscal 2009, there were no changes to the obligations of the subordinated note holder and no reconsideration events have occurred.
     During 2008, the Bank’s U.S. Multi-seller Commercial Paper Conduit (the “U.S. Conduit”), transferred certain CDO and CLO assets to the Bank pursuant to the terms of its liquidity asset purchase agreements. Pre-tax charges of $298 million were recorded during the prior year to the Consolidated Income Statement representing the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates transferred to the Bank. The acquisition of the assets by the Bank was pursuant to the existing LAPA arrangements and was not executed to protect the subordinated note holder from potential losses on any of the U.S. Conduit’s holdings, including the assets acquired.
     In 2008, the U.S. Conduit increased the amount of the subordinated note issued to an unrelated party as a consequence of these transfers of assets to the Bank. This subordinated note absorbed the majority of the expected losses of the remaining assets of the U.S. Conduit. Accordingly, the Bank was not the primary beneficiary and therefore did not have to consolidate the U.S. Conduit as at October 31, 2008.
Structured finance entities
This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss includes the credit risk amounts relating to derivative contracts with these VIEs.
Other
Other includes investments in privately managed funds and other VIEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

7	Land, buildings and equipment

			2009	2008
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$350	$—	$350	$390
Buildings	1,783	706	1,077	1,104
Equipment	2,965	2,419	546	552
Leasehold improvements	1,037	638	399	403

Total	$6,135	$3,763	$2,372	$2,449

Depreciation and amortization in respect of the above buildings, equipment, and leasehold improvements for the year amounted to $234 million (2008 — $209 million; 2007 — $203 million).
122     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

8	Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Canadian	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2009	2008	2007

Balance at beginning of year	$380	$1,749	$144	$2,273	$1,134	$873
Acquisitions	430	173	—	603	925	350
Effects of foreign exchange and other	(4)	52	(16)	32	214	(89)

Balance at end of year	$806	$1,974	$128	$2,908	$2,273	$1,134

Intangible assets

	Gross
	carrying	Accumulated	2009	2008	2007
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Computer software	$341	$40	$301	$239	$210
Other intangible assets	630	370	260	282	273

Total	$971	$410	$561	521	483

Other intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2009, was $96 million (2008 — $83 million; 2007 — $64 million).

9	Other assets

As at October 31 ($ millions)	2009	2008

Accrued interest	$1,817	$2,192
Accounts receivable	1,422	640
Future income tax assets (Note 18)	2,577	2,800
Receivable from brokers, dealers and clients	265	1,936
Other	4,372	4,551

Total	$10,453	$12,119

10	Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2009	2008
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$3,817	$3,032	$43,873	$73,040	$123,762	$118,919
Business and government(1)	28,923	10,571	21,805	142,295	203,594	200,566
Banks	336	357	1,120	21,250	23,063	27,095

Total	$33,076	$13,960	$66,798	$236,585	$350,419	$346,580

Recorded in:
Canada					223,961	229,284
United States					58,082	40,368
Mexico					8,776	10,268
Other International					59,600	66,660

Total(2)					$350,419	$346,580

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2008 - $2,250), Scotiabank Subordinated Notes Trust of $1,000 (2008 — $1,000) and Scotiabank Tier 1 Trust of $650 (2008 — nil) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $116,453 (2008 — $100,283), deposits denominated in Mexican pesos amount to $7,897 (2008 — $9,632) and deposits denominated in other foreign currencies amount to $37,178 (2008 — $50,850).

11	Other liabilities

As at October 31 ($ millions)	2009	2008

Accrued interest	$2,190	$2,741
Accounts payable and accrued expenses	5,428	3,963
Deferred income	627	581
Future income tax liabilities (Note 18)	337	264
Gold and silver certificates and bullion	3,856	5,619
Margin and collateral accounts	4,126	8,434
Payable to brokers, dealers and clients	179	751
Other liabilities of subsidiaries and VIEs(1)	4,634	4,931
Other	3,305	3,779

Total	$24,682	$31,063

(1)	Excludes deposits and capital instrument liabilities.
2009 Scotiabank Annual Report     123

Consolidated Financial Statements
12	Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2009		2008
			Par	Carrying	Carrying
Maturity date	Interest rate (%)	Terms(1)	value	value(2)	value(2)
September 2013	8.30	Redeemable at any time	$250	$251	$252
May 2014	5.75	Redeemed on May 12, 2009	—	—	329
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.90%	300	300	300
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 2%	1,700	1,719	1,726
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 3.25%	950	950	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%	1,000	1,000	—
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%	1,000	1,000	—
June 2025	8.90	Redeemable at any time	250	271	272
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017	120	128	133
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018	120	128	133
August 2085	Floating	US $182 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment
		date. Total repurchases in 2009 amounted to approximately US $32 million	197	197	257

			$5,887	$5,944	$4,352

The contractual maturities of the debentures are summarized in Note 24(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

(3)	For the year ended October 31, 2009, the Bank recorded a net realized gain of $14 related to repurchases of subordinated debentures.
13	Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
     Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust, and Scotiabank Tier 1 Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities, Scotiabank Trust Subordinated Notes and the Scotiabank Tier 1 Trust Securities Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2009	2008

Capital instrument liabilities
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(a)(f)(g)	$500	$500

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(b)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(c)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Tier 1 Securities — Series 2009-1 issued by Scotiabank Tier 1 Trust(e)(f)(g)	650	—

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(h)	$1,000	$1,000

(a)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based
124     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(b)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities - Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities - Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III). These securities qualify as Tier 1 capital. Interest is payable semi-annually in the amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. The first interest payment paid on June 30, 2009 was in the amount of $11.54 per Scotia BaTS III Series 2009-1. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (f) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). The proceeds of the issue were used to acquire the Series 2009-1 Bank Deposit Note. If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust. Scotiabank Tier 1 Trust which is a special purpose entity is not consolidated by the Bank as the Bank is not the primary beneficiary. These securities are reported on the consolidated balance sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

(f)	The Scotia BaTS and Scotia BaTS III may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(g)	No cash distributions will be payable on the Scotia BaTS and Scotia BaTS III in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 — Restrictions on dividend payments].

(h)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a new special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.
2009 Scotiabank Annual Report     125

Consolidated Financial Statements
     Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. The first such payment was paid on May 1, 2008, in an amount of $26.393 per $1,000 principal amount. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1% per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.
     The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs - Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the Scotia TSNs — Series A will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.

14	Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2009		2008		2007
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(c)	13,800,000	345	13,800,000	345	13,800,000	345
Series 15(d)	13,800,000	345	13,800,000	345	13,800,000	345
Series 16(e)	13,800,000	345	13,800,000	345	13,800,000	345
Series 17(f)	9,200,000	230	9,200,000	230	—	—
Series 18(g)	13,800,000	345	13,800,000	345	—	—
Series 20(h)	14,000,000	350	14,000,000	350	—	—
Series 22(i)	12,000,000	300	12,000,000	300	—	—
Series 24(j)	10,000,000	250	—	—	—	—
Series 26(k)	13,000,000	325	—	—	—	—
Series 28(l)	11,000,000	275	—	—	—	—

Total preferred shares	148,400,000	$3,710	114,400,000	$2,860	65,400,000	$1,635

Common shares:
Outstanding at beginning of year	991,923,631	$3,829	983,767,155	$3,566	989,512,188	$3,425
Issued under Shareholder Dividend and Share Purchase Plan(m)	14,304,029	516	2,576,133	108	115,228	6
Issued under Stock Option Plans (Note 17)	3,650,978	78	6,404,516	155	5,485,060	142
Issued for acquisition of a subsidiary	15,060,746	523	50,827	3	691,679	36
Purchased for cancellation(n)	—	—	(875,000)	(3)	(12,037,000)	(43)

Outstanding at end of year	1,024,939,384	$4,946	991,923,631	$3,829	983,767,155	$3,566

Total capital stock		$8,656		$6,689		$5,201

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	Series 14 Non-cumulative Preferred Shares, issued on January 24, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share. The initial dividend, paid April 26, 2007, was $0.28356 per share. With regula- tory approval, the shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(d)	Series 15 Non-cumulative Preferred Shares, issued on April 5, 2007 and April 17, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share. The initial dividend, paid July 27, 2007, was $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(e)	Series 16 Non-cumulative Preferred Shares, issued on October 12, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share. The initial dividend, paid January 29, 2008, was $0.39195 per share. With regulatory approval, the shares may be redeemed by the Bank on or
126     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(f)	Series 17 Non-cumulative Preferred Shares, issued on January 31, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share. The initial dividend, paid April 28, 2008, was $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable.

(g)	Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on March 25, 2008, and March 27, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.3125 per share for the initial five-year fixed rate period ending on April 25, 2013. The initial dividend, paid July 29, 2008, was $0.4315 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 2.05%, multiplied by $25.00. Holders of Series 18 preferred shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. Series 19 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 2.05%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 18 preferred shares issued and outstanding on the applicable Series 18 conversion date, all of the issued and outstanding Series 18 preferred shares will be automatically converted on such Series 18 conversion date into an equal number of Series 19 preferred shares. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning April 26, 2013, Series 19 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(h)	Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on June 10, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.3125 per share for the initial five-year fixed rate period ending on October 25, 2013. The initial dividend, paid July 29, 2008, was $0.1678 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 1.70%, multiplied by $25.00. Holders of Series 20 preferred shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. Series 21 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-Bill Rate plus 1.70%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 20 preferred shares issued and outstanding on the applicable Series 20 conversion date, all of the issued and outstanding Series 20 preferred shares will be automatically converted on such Series 20 conversion date into an equal number of Series 21 preferred shares. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning October 26, 2013, Series 21 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(i)	Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on September 9, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.3125 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, paid January 28, 2009, was $0.4829 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 1.88%, multiplied by $25.00. Holders of Series 22 preferred shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 23 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-Bill Rate plus 1.88%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 22 preferred shares issued and outstanding on the applicable Series 22 conversion date, all of the issued and outstanding Series 22 preferred shares will be automatically converted on such Series 22 conversion date into an equal number of Series 23 preferred shares. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning January 26, 2014, Series 23 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(j)	Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares were issued on December 12, 2008, as part of the acquisition of an interest in CI Financial. Holders are entitled to receive non-cumulative preferential cash dividends, payable quarterly in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, paid April 28, 2009, was $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 25 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 24 preferred shares issued and outstanding on the applicable Series 24 conversion date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 conversion date into an equal number of Series 25 preferred shares. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter for $25.00 per share, together with declared and unpaid dividends. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(k)	Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on January 21, 2009, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25,
2009 Scotiabank Annual Report 127

Consolidated Financial Statements
2014. The initial dividend, paid April 28, 2009, was $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 4.14%, multiplied by $25.00. Holders of Series 26 preferred shares have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 26 preferred shares issued and outstanding on the applicable Series 26 conversion date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 conversion date into an equal number of Series 27 preferred shares. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, respectively, at $25.00 per share, together with declared but unpaid dividends, and every 5 years thereafter. On all other dates beginning April 26, 2014, Series 27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(l)	Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on January 30, 2009, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend, paid April 28, 2009, was $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 4.46%, multiplied by $25.00. Holders of Series 28 preferred shares have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 28 preferred shares issued and outstanding on the applicable Series 28 conversion date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 conversion date into an equal number of Series 29 preferred shares. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014, and, for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(m)	As at October 31, 2009, 16,996,830 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(n)	In May 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2 per cent of the Bank’s outstanding common shares. The bid expired on January 11, 2009. During the year ended October 31, 2009, no shares (2008 — 875,000; 2007 — 12 million shares) were purchased (2008 — $45.61; 2007 — $52.21).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
     For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

15	Capital management
The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.
     Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.
     Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.
     Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.
128     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
     Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.
     The Bank uses AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The Bank is targeting the remaining material credit portfolios for application of AIRB between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital, and the standardized approach to calculate the operational risk capital requirements.
The Bank’s total regulatory capital is comprised of Tier 1 and Tier 2 capital as follows:

As at October 31 ($ millions)	2009	2008

Shareholders’ equity per Consolidated Balance Sheet	$24,772	$21,642
Components of accumulated other comprehensive income excluded from Tier 1 capital	(117)	1,220
Capital Instrument liabilities — trust securities	3,400	2,750
Non-controlling Interest in subsidiaries	554	502
Goodwill deduction	(2,908)	(2,273)
Other capital deductions(1)	(2,051)	(578)

Tier 1 capital	$23,650	$23,263

Qualifying subordinated debentures, net of amortization	5,833	4,227
Trust subordinated notes	1,000	1,000
Other net capital items(2)	(1,895)	(643)

Tier 2 capital	4,938	4,584

Total regulatory capital	$28,588	$27,847

Total risk weighted assets	$221,656	$250,591

Capital ratios
Tier 1 capital ratio	10.7%	9.3%

Total capital ratio	12.9%	11.1%

Assets-to-capital multiple	16.6	x	18.0	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
     The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.
     The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at October 31, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2009.
2009 Scotiabank Annual Report     129

Consolidated Financial Statements

16	Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2009 and 2008, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	2009					2008
	Opening	Transition	Net	Ending		Opening	Net	Ending
As at and for the year ended October 31 ($ millions)	balance	amount(1)	change	balance		balance	change	balance

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$—	$(1,736)	$(3,917	)(2)	$(4,549)	$2,368	$(2,181	)(2)
Unrealized gains (losses) on available-for- sale securities, net of hedging activities	(949)	595	894	540	(3)	639	(1,588)	(949	)(3)
Gains (losses) on derivative instruments designated as cash flow hedges	(466)	—	43	(423	)(4)	53	(519)	(466	)(4)

Accumulated other comprehensive income (loss)	$(3,596)	$595	$(799)	$(3,800)		$(3,857)	$261	$(3,596)

(1)	Refer to Note 1 for impact of new accounting policies adopted in 2009 related to classification and impairment of financial instruments.

(2)	Net of cumulative income tax expense of $646 (2008 — expense of $318). As at October 31, 2009, non-derivative instruments designated as net investment hedges amounted to $7,384 (2008 - $7,630).

(3)	Net of cumulative income tax expense of $288 (2008 — benefit of $371).

(4)	Net of cumulative income tax benefit of $174 (2008 — benefit of $218). The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after tax loss of approximately $211 (2008 — net after tax loss of $204). As at October 31, 2009, the maximum length of cash flow hedges outstanding was less than 10 years (2008 — 10 years).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2009	2008	2007

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(2,410)	$4,206	$(2,916)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	674	(1,838)	688

	(1,736)	2,368	(2,228)

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	872	(1,447)	46
Reclassification of net (gains) losses to net income(4)	22	(141)	(113)

	894	(1,588)	(67)

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	(112)	179	(770)
Reclassification of net (gains) losses to net income(6)	155	(698)	846

	43	(519)	76

Other comprehensive income (loss)	$(799)	$261	$(2,219)

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $328 (2008 — benefit of $109; 2007 — expense of $427).

(3)	Net of income tax expense of $277 (2008 — benefit of $657; 2007 — expense of $20).

(4)	Net of income tax benefit of $59 (2008 — expense of $52; 2007 — expense of $64).

(5)	Net of income tax benefit of $23 (2008 — expense of $79; 2007 — benefit of $387).

(6)	Net of income tax benefit of $67 (2008 — expense of $322; 2007 — benefit of $425).
130     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

17	Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. Outstanding options expire on dates ranging from March 3, 2010 to December 5, 2018. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 76.3 million common shares have been issued as a result of the exercise of options and 22.9 million common shares are committed under outstanding options, leaving 14.8 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 140,000 (2008 — 144,000; 2007 — 164,000) options are outstanding at a weighted average exercise price of $23.00 (2008 — $23.04; 2007 — $23.09). In fiscal 2009, 4,000 of these options (2008 - 20,000; 2007 — 10,000) were exercised at a weighted average exercise price of $24.40 (2008 - $23.48; 2007 — $24.51). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank ceased granting stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2009		2008		2007
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	22,979	$31.32	27,721	$26.81	31,839	$23.87
Granted	4,427	33.89	2,217	52.56	2,094	52.01
Exercised	(3,647)	18.56	(6,384)	19.12	(5,475)	19.29
Forfeited/cancelled	(524)	32.16	(231)	37.24	(207)	28.54
Exercise of Tandem SARs	(346)	26.80	(344)	27.45	(530)	26.80

Outstanding at end of year(1)	22,889	$33.90	22,979	$31.32	27,721	$26.81

Exercisable at end of year	15,404	$30.40	17,855	$25.98	22,629	$22.62

Available for grant	14,808		18,366		20,008

As at October 31, 2009	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$14.18 to $21.03	3,802	1.06	$19.76	3,802	$19.76
$24.40 to $27.44	5,328	2.48	$24.60	5,328	$24.60
$31.45 to $39.00	7,751	7.12	$34.49	3,348	$35.27
$45.93 to $54.00	6,008	7.16	$50.32	2,926	$49.22

	22,889	5.04	$33.90	15,404	$30.40

(1)	Included are 19,086,780 (2008 — 16,293,077; 2007 — 16,024,561) options with Tandem SAR features.
2009 Scotiabank Annual Report     131

Consolidated Financial Statements
(b) Employee share ownership plans
Qualifying employees can generally contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2009, the Bank’s contributions totalled $30 million (2008 – $28 million; 2007 – $27 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2009, an aggregate expense of $79 million (2008 – $89 million expense; 2007 – $133 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $154 million (2008 – losses of $328 million; 2007 – gains of $99 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2009, 4,938,692 SARs were granted (2008 – 2,445,768; 2007 – 2,336,394) and as at October 31, 2009, 23,467,755 SARs were outstanding (2008 – 21,122,574; 2007 – 21,810,096), of which 21,537,430 SARs were vested (2008 – 19,804,585; 2007 – 20,558,130).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2009, there were 1,591,426 units outstanding (2008 – 1,595,619; 2007 – 1,571,110).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2009, there were 324,066 units outstanding (2008 – 258,115; 2007 – 216,335).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2009, there were 1,983,701 units (2008 – 1,794,695; 2007 – 1,770,405) awarded and outstanding of which 1,465,999 were vested.
Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2009, there were 4,062,895 units (2008 – 3,348,796; 2007 – 3,477,266) awarded and outstanding [including 2,345,134 (2008 – 1,305,913; 2007 – 1,155,145) subject to performance criteria] of which 3,024,518 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Incentive Plan, a portion of the bonus awarded to certain employees (which is accrued and expensed in the year to which it relates) is allocated in the form of DPP units, with the remainder paid out in cash. These units are subsequently paid, in cash, to qualifying employees over each of the following three years. Other eligible employees may be allocated PSUs or stock options/SARs (which are expensed as described above) instead of DPP units.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
132     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

18	Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2009	2008	2007

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$(155)	$160	$283
Provincial	91	210	236
Foreign	1,035	688	650

	971	1,058	1,169

Future income taxes:
Domestic:
Federal	85	(311)	(134)
Provincial	37	(203)	(55)
Foreign	40	147	83

	162	(367)	(106)

Total provision for income taxes in the Consolidated Statement of Income	$1,133	$691	$1,063

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	708	(1,062)	421
Cumulative effect of adopting new accounting policy	323	—	338
Share issuance costs	(6)	(10)	(9)

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	1,025	(1,072)	750

Total provision for (recovery) of income taxes	$2,158	$(381)	$1,813

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2009		2008		2007
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,516	31.6%	$1,289	32.6%	$1,815	34.7%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(325)	(6.8)	(370)	(9.4)	(467)	(8.9)
Tax-exempt income from securities	(168)	(3.5)	(278)	(7.0)	(313)	(6.0)
Future income tax effect of substantively enacted tax rate changes	120	2.5	61	1.5	41	0.8
Other, net	(10)	(0.2)	(11)	(0.2)	(13)	(0.3)

Total income taxes and effective tax rate	$1,133	23.6%	$691	17.5%	$1,063	20.3%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2009	2008

Loss carryforwards(1)	$1,323	$1,053
Allowance for credit losses(2)	973	912
Deferred compensation	266	220
Deferred income	218	171
Loss on disposal of subsidiary operations	77	79
Premises and equipment	(115)	(114)
Pension fund	(313)	(277)
Securities	(493)	241
Other	304	251

Net future income taxes(3)	$2,240	$2,536

(1)	Includes a gross future tax asset of $376 as at October 31, 2009 (2008 – $196) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $3 (2008 – $10), resulting in a net future tax asset of $373 (2008 – $186).

(2)	As at October 31, 2009, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $313 (2008 – $241) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(3)	Net future income taxes of $2,240 (2008 – $2,536) are represented by future income tax assets of $2,577 (2008 – $2,800), net of future income tax liabilities of $337 (2008 – $264).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2009, are estimated to be $820 million (October 31, 2008 – $788 million).
2009 Scotiabank Annual Report     133

Consolidated Financial Statements

19	Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally.
The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2009	2008	2007	2009	2008	2007

Change in benefit obligation
Benefit obligation at beginning of year	$4,414	$4,618	$4,588	$1,040	$1,047	$1,075
Cost of benefits earned in the year	124	133	128	39	40	36
Interest cost on benefit obligation	298	274	264	71	66	62
Employee contributions	13	11	11	—	—	—
Benefits paid	(278)	(271)	(235)	(53)	(50)	(49)
Actuarial loss (gain)	(47)	(441)	5	(21)	(92)	(1)
Non-routine events(2)	(61)	24	(50)	—	(4)	(29)
Foreign exchange	(96)	66	(93)	(38)	33	(47)

Benefit obligation at end of year(4)	$4,367	$4,414	$4,618	$1,038	$1,040	$1,047

Change in fair value of assets
Fair value of assets at beginning of year	$5,537	$5,733	$5,390	$256	$237	$221
Actual return on assets	(348)	(105)	601	4	3	30
Employer contributions	141	62	186	60	56	62
Employee contributions	13	11	11	—	—	—
Benefits paid	(278)	(271)	(235)	(53)	(50)	(49)
Non-routine events(2)	(90)	—	(73)	—	—	(5)
Foreign exchange	(145)	107	(147)	(22)	10	(22)

Fair value of assets at end of year(3)(4)	$4,830	$5,537	$5,733	$245	$256	$237

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$463	$1,123	$1,115	$(793)	$(784)	$(810)
Unrecognized net actuarial loss	1,003	318	274	168	186	271
Unrecognized past service costs	96	112	96	(4)	(6)	(4)
Unrecognized transitional obligation (asset)	(216)	(276)	(308)	141	161	178
Valuation allowance	(129)	(179)	(169)	—	—	—
Employer contributions after measurement date	20	7	36	11	11	10

Net prepaid (accrued) benefit expense at end of year	$1,237	$1,105	$1,044	$(477)	$(432)	$(355)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,463	$1,320	$1,243	$23	$17	$13
Other liabilities in the Bank’s Consolidated Balance Sheet	(226)	(215)	(199)	(500)	(449)	(368)

Net prepaid (accrued) benefit expense at end of year	$1,237	$1,105	$1,044	$(477)	$(432)	$(355)

Annual benefit expense
Cost of benefits earned in the year	$124	$133	$128	$39	$40	$36
Interest cost on benefit obligation	298	274	264	71	66	62
Actual return on assets	348	105	(601)	(4)	(3)	(30)
Actuarial loss (gain) on benefit obligation	(47)	(441)	5	(21)	(92)	(1)
Amount of curtailment (gain) loss recognized	—	(1)	3	—	—	(8)
Amount of settlement (gain) loss recognized	12	—	32	—	—	(1)
Special termination benefits(2)	31	—	—	—	—	—
Non-routine events(2)	—	24	24	—	(4)	(11)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	766	94	(145)	85	7	47

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	(753)	(501)	227	(17)	(15)	15
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	49	444	13	28	104	15
Difference between amortization of non-routine events and actual non-routine events	10	(13)	(15)	—	4	11
Amortization to recognize transitional obligation (asset)	(39)	(39)	(42)	18	18	21

	(733)	(109)	183	29	111	62
Change in valuation allowance provided against prepaid benefit expense	(50)	10	(26)	—	—	—

Benefit expense (income) recognized, excluding defined contribution benefit expense	(17)	(5)	12	114	118	109

Defined contribution benefit expense recognized	5	6	5	—	—	—

Total benefit expense recognized	$(12)	$1	$17	$114	$118	$109

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc. The special termination benefits are also considered a non-routine event associated with additional benefits paid upon the termination of a pension plan.

(3)	The fair value of pension plan assets invested in securities of the Bank totalled $426 (2008 – $511; 2007 – $565).

(4)	The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefits plan.
134     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2009	2008	2007	2009	2008	2007

Benefit obligation(1)	$774	$659	$613	$890	$1,040	$1,047
Fair value of assets	446	354	326	96	256	237

Deficit of fair value of assets over benefit obligation	$(328)	$(305)	$(287)	$(794)	$(784)	$(810)

(1)	Includes the benefit obligation of $258 at the end of 2009 (2008 – $264; 2007 – $281) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2009	2008	2007	2009	2008	2007

To determine benefit obligation at end of year
Discount rate	7.05%	6.70%	5.85%	6.90%	6.90%	6.10%
Rate of increase in future compensation(2)	3.90%	3.90%	3.75%	1.30%	1.50%	1.40%
To determine benefit expense (income) for the year
Discount rate	6.70%	5.85%	5.75%	6.90%	6.10%	6.00%
Assumed long-term rate of return on assets	7.25%	7.25%	7.25%	8.70%	7.40%	7.10%
Rate of increase in future compensation(2)	3.90%	3.75%	3.50%	1.50%	1.40%	1.35%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	7.00%	7.20%	7.40%
Ultimate rate	n/a	n/a	n/a	4.70%	5.00%	4.70%
Year ultimate rate reached	n/a	n/a	n/a	2029	2018	2014

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2009 benefit expense for all Canadian pension and other benefit plans was 6.4% (2008 – 5.6%; 2007 – 5.5%). The discount rate used for the 2009 end of year benefit obligation was 6.8% for all Canadian pension and other benefit plans (2008 – 6.4%; 2007 – 5.6%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2008 – 7.25%; 2007 – 7.25%).

(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2009 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$636	$50	$153	$13
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	51	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	41	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	121	20
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(99)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to spread risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms are hired and assigned specific mandates. To enhance diversification, several investment managers – including related-party managers – are typically used for each asset class.
     Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities; however, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing – as needed – back to the target asset mix is considered, generally, twice each year.
     The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category %	2009	2009	2008	2007	2009	2009	2008	2007

Equity investments	64%	63%	64%	65%	37%	36%	35%	24%
Fixed income investments	35%	34%	35%	34%	63%	64%	65%	76%
Other	1%	3%	1%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

2009 Scotiabank Annual Report     135

Consolidated Financial Statements
Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2008, and the date of the next required valuation is November 1, 2011 (this plan accounts for 71% of principal pension plans’ benefit obligation and 74% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2008 for the other post-retirement benefits and July 31, 2009 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal year 2011 for post-retirement benefits and fiscal year 2012 for post-employment benefits.
Cash payments and contributions
In fiscal year 2009, the Bank made cash payments of $154 million (2008 – $33 million; 2007 – $216 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $60 million (2008 – $57 million; 2007 – $62 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $5 million (2008 – $6 million; 2007 – $5 million) to the principal defined contribution pension plans.

20	Earnings per common share

For the year ended October 31 ($ millions)	2009	2008	2007

Basic earnings per common share
Net income	$3,547	$3,140	$4,045
Preferred dividends paid	186	107	51

Net income available to common shareholders	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions)	1,013	987	989

Basic earnings per common share(1)	$3.32	$3.07	$4.04

Diluted earnings per common share
Net income available to common shareholders	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions)	1,013	987	989
Stock options potentially exercisable (millions)(2)	3	6	8

Average number of diluted common shares outstanding (millions)(3)	1,016	993	997

Diluted earnings per common share(1)	$3.31	$3.05	$4.01

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

21	Related party transactions
In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 17 – Stock-based compensation for further details of these plans.

22	Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking (formerly known as Domestic Banking), International Banking, and Scotia Capital.
     Canadian Banking provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking provides retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Canadian Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in
136     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.
     Historically, assets and liabilities are transfer-priced at short-term wholesale market rates. Commencing November 1, 2008, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments and reduce the net interest expense of the Other segment.

For the year ended October 31, 2009 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income(2)	$4,785	$3,773	$1,427	$(1,657)	$8,328
Provision for credit losses	702	577	338	127	1,744
Other income	2,279	1,480	2,138	232	6,129

Net interest and other income	6,362	4,676	3,227	(1,552)	12,713
Depreciation and amortization	168	127	32	3	330
Other non-interest expenses	3,589	2,833	1,040	127	7,589

Income before the undernoted:	2,605	1,716	2,155	(1,682)	4,794
Provision for income taxes	754	287	704	(612)	1,133
Non-controlling interest in net income of subsidiaries	—	114	—	—	114

Net income	$1,851	$1,315	$1,451	$(1,070)	$3,547

Preferred dividends paid					186

Net income available to common shareholders(3)					$3,361

Total average assets ($ billions)	$192	$90	$183	$48	$513

For the year ended October 31, 2008 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$4,324	$3,315	$1,120	$(1,185)	$7,574
Provision for credit losses	399	236	(5)	—	630
Other income	2,174	1,282	707	139	4,302

Net interest and other income	6,099	4,361	1,832	(1,046)	11,246
Depreciation and amortization	159	104	25	3	291
Other non-interest expenses	3,473	2,530	912	90	7,005

Income before the undernoted:	2,467	1,727	895	(1,139)	3,950
Provision for income taxes	743	422	108	(582)	691
Non-controlling interest in net income of subsidiaries	—	119	—	—	119

Net income	$1,724	$1,186	$787	$(557)	$3,140

Preferred dividends paid					107

Net income available to common shareholders(3)					$3,033

Total average assets ($ billions)	$175	$79	$164	$37	$455

For the year ended October 31, 2007 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,855	$2,762	$1,160	$(679)	$7,098
Provision for credit losses	295	101	(101)	(25)	270
Other income	2,248	1,227	1,290	627	5,392

Net interest and other income	5,808	3,888	2,551	(27)	12,220
Depreciation and amortization	158	84	23	2	267
Other non-interest expenses	3,401	2,195	990	141	6,727

Income before the undernoted:	2,249	1,609	1,538	(170)	5,226
Provision for income taxes	685	241	413	(276)	1,063
Non-controlling interest in net income of subsidiaries	—	118	—	—	118

Net income	$1,564	$1,250	$1,125	$106	$4,045

Preferred dividends paid					51

Net income available to common shareholders(3)					$3,994

Total average assets ($ billions)	$154	$66	$152	$31	$403

(1)	Includes revenues from all other smaller operating segments of ($638) in 2009 (2008 – ($224); 2007 – $594), and net income/(loss) of ($467) in 2009 (2008 – ($200); 2007 – $316). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $288 in 2009 (2008 – $416; 2007 – $531), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing November 1, 2008, the impact of including a liquidity premium charge in the cost of funds allocated to the business segments was a reduction in the net interest income of the three major segments of $331, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(3)	Commencing in 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
2009 Scotiabank Annual Report     137

Consolidated Financial Statements
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2009 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,552	$641	$821	$3,331	$9,345
Provision for credit losses	744	296	185	392	1,617
Other income	3,211	452	424	1,525	5,612
Non-interest expenses	4,529	255	791	2,317	7,892
Provision for income taxes	513	222	69	380	1,184
Non-controlling interest in net income of subsidiaries	—	—	6	108	114

	$1,977	$320	$194	$1,659	$4,150

Preferred dividends paid					174
Corporate adjustments					(615)

Net income available to common shareholders					$3,361

Total average assets ($ billions)	$335	$44	$19	$109	$507

Corporate adjustments					6

Total average assets, including corporate adjustments					$513

		United		Other
For the year ended October 31, 2008 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,471	$236	$903	$2,627	$8,237
Provision for credit losses	388	16	141	85	630
Other income	2,614	(202)	478	1,137	4,027
Non-interest expenses	4,315	200	793	1,982	7,290
Provision for income taxes	344	(98)	122	369	737
Non-controlling interest in net income of subsidiaries	—	—	9	110	119

	$2,038	$(84)	$316	$1,218	$3,488

Preferred dividends paid					97
Corporate adjustments					(358)

Net income available to common shareholders					$3,033

Total average assets ($ billions)	$293	$30	$20	$102	$445

Corporate adjustments					10

Total average assets, including corporate adjustments					$455

		United		Other
For the year ended October 31, 2007 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	295	(91)	68	23	295
Other income	3,084	698	478	930	5,190
Non-interest expenses	4,285	224	723	1,712	6,944
Provision for income taxes	474	215	51	225	965
Non-controlling interest in net income of subsidiaries	—	—	12	106	118

	$2,324	$502	$511	$876	$4,213

Preferred dividends paid					46
Corporate adjustments					(173)

Net income available to common shareholders					$3,994

Total average assets ($ billions)	$265	$29	$21	$81	$396

Corporate adjustments					7

Total average assets, including corporate adjustments					$403

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
138     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

23	Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2009	2008
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$21,904	$27,808
Liquidity facilities	9,797	18,311
Derivative instruments	1,465	1,738
Securitizations	170	170
Indemnifications	552	565

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
(i) Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2009, $5 million (2008 – $8 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
(ii) Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $9,797 million (2008 – $18,311 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 95% (2008 – 93%) is committed liquidity for the Bank’s sponsored conduits.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2009, these credit enhancements amounted to $760 million (2008 – $1,269 million) and are considered as liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
(iii) Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2009, $103 million (2008 – $405 million) was included in derivative instrument liabilities in the Consolidated Balance Sheet with respect to these derivative instruments.
(iv) Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average four months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
(v) Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2009, $6 million (2008 – $7 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
2009 Scotiabank Annual Report     139

Consolidated Financial Statements
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower.

The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

–	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2009(1)	2008(1)

Commercial letters of credit	$1,182	$1,868
Commitments to extend credit(2)
Original term to maturity of one year or less	48,196	68,736
Original term to maturity of more than one year	56,262	61,497
Securities lending	10,036	8,975
Security purchase and other commitments	1,499	1,986

Total	$117,175	$143,062

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities, net of credit enhancements.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2009, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2010	$197
2011	167
2012	135
2013	104
2014	72
2015 and thereafter	183

Total	$858

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $243 million (2008 – $217 million; 2007 – $197 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2009	2008

Assets pledged to:
Bank of Canada(1)	$100	$20
Foreign governments and central banks(1)	10,295	12,123
Clearing systems, payment systems and depositories(1)	1,813	1,498
Assets pledged in relation to exchange-traded derivative transactions	443	284
Assets pledged as collateral related to securities borrowed, and securities lent	28,153	22,237
Assets pledged in relation to over-the-counter derivative transactions	4,686	7,382
Other	1,744	1,764

Total assets pledged	$47,234	$45,308
Obligations related to securities sold under repurchase agreements	36,568	36,506

Total	$83,802	$81,814

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
140     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

24	Financial instruments – risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank has a comprehensive risk management framework to monitor, evaluate and manage these risks. This risk management framework has four main components, as follows:
–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);

–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;

–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and

–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
     Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 25. Note 27 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management including hedging.
(a) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:
–	target markets and product offerings are well defined;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
     The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
     The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 27(c).
2009 Scotiabank Annual Report     141

Consolidated Financial Statements
(i) Credit risk exposures
Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, US and Europe are treated under the advanced internal ratings based approach (AIRB) and the remaining portfolios including other international portfolios are treated under the Standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:
–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.

–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
     Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counter-party type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	2009					2008
	Exposure at default(1)
		Undrawn	Other
As at October 31 ($ millions)	Drawn(2)	commitments	exposures(3)		Total	Total

By counterparty type
Non-retail
AIRB portfolio
Corporate	$53,649	$33,320		$34,985	$121,954	$160,279
Bank	12,329	14,171		21,499	47,999	69,472
Sovereign(4)	76,511	6,909		3,250	86,670	53,298

	142,489	54,400		59,734	256,623	283,049

Standardized portfolio
Corporate	45,282	3,366		2,106	50,754	56,214
Bank	9,301	70		503	9,874	9,746
Sovereign	12,252	51		8	12,311	12,068

	66,835	3,487		2,617	72,939	78,028

Total non-retail	$209,324	$57,887		$62,351	$329,562	$361,077

Retail
AIRB portfolio
Real estate secured	$89,536	$616	$		$90,152	$78,644
Qualifying revolving	13,142	5,594			18,736	19,127
Other retail	11,486	65			11,551	9,777

	114,164	6,275			120,439	107,548

Standardized portfolio
Real estate secured	13,183	—			13,183	23,697
Other retail	11,527	389			11,916	13,919

	24,710	389			25,099	37,616

Total retail	$138,874	$6,664	$		$145,538	$145,164

Total	$348,198	$64,551		$62,351	$475,100	$506,241

By geography(5)
Canada	$210,866	$43,719		$25,283	$279,868	$278,770
United States	39,790	15,172		25,378	80,340	89,451
Mexico	11,312	218		849	12,379	15,137
Other International
Europe	20,111	1,798		5,782	27,691	39,486
Caribbean	24,304	1,356		2,083	27,743	30,788
Latin America (excluding Mexico)	21,790	1,158		1,161	24,109	22,653
All Other	20,025	1,130		1,815	22,970	29,956

Total	$348,198	$64,551		$62,351	$475,100	$506,241

(1)	After credit risk mitigation, Basel II exposures excludes available-for-sale equity securities and other assets.

(2)	Includes loans, acceptances, deposits with banks and available-for-sale debt securities.

(3)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4)	AIRB drawn and undrawn exposures include government guaranteed mortgages.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
142     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Balance sheet asset categories cross-referenced to credit risk exposures
The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 142 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

	Balance sheet asset exposures
	Drawn(1)				Other exposures
							Repo-style
As at October 31, 2009 ($ millions)	Non-retail		Retail		Securitization		transactions	Derivatives

Deposits with banks	$32,895		$		$		$3,490	$
Available-for-sale debt securities	33,997	(2)		20,864		221
Residential mortgages	38,060	(3)		63,232
Personal and credit cards loans				54,651		6,257
Securities purchased under resale agreements							17,774
Business and government loans	94,789					1,816	6,318
Customers’ liability under acceptances	9,583
Derivative instruments									25,992
Other assets				127

Total	$209,324			$138,874		$8,294	$27,582		$25,992

As at October 31, 2008	$208,494			$137,624		$9,918	$27,805		$44,810

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.

(2)	Includes securities held as trading under fair value option.

(3)	Includes $37 billion in mortgages guaranteed by Canada Mortgage Housing Corporation.
(ii) Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
     The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2009 and October 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.
Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P

Investment grade
99 – 98	Aaa to Aa1	AAA to AA+
95 – 90	Aa2 to A3	AA to A-
87 – 83	Baa1 to Baa3	BBB+ to BBB-

Non-investment grade
80 – 75	Ba1 to Ba3	BB+ to BB-
73 – 70	B1 to B3	B+ to B-

Watch List
65 – 30

Default
27 – 21

2009 Scotiabank Annual Report     143

Consolidated Financial Statements
Non-retail AIRB portfolio
The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

	2009				2008
	Exposure at default(1)
As at October 31 ($ millions)		Undrawn	Other
Category of internal grades	Drawn	commitments	exposures(2)	Total	Total

Investment grade	$72,005	$36,933	$53,861	$162,799	$188,904
Non-investment grade	27,467	10,647	5,037	43,151	54,591
Watch list	4,210	565	429	5,204	2,736
Default	1,397	168	118	1,683	297

Total, excluding residential mortgages	$105,079	$48,313	$59,445	$212,837	$246,528
Government guaranteed residential mortgages(3)	37,410	6,087		43,497	36,303

Total	$142,489	$54,400	$59,445	$256,334	$282,831

(1)	After credit risk mitigation.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations, excluding first loss protection of $289 (October 31, 2008 – $218) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.
Non-retail standardized portfolio
Non-retail standardized portfolio as at October 31, 2009 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $73 billion (October 31, 2008 – $78 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.
(iii) Credit quality of retail exposures
The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	2009						2008
As at October 31 ($ millions)	Exposure at default(1)
		Real estate secured		Qualifying	Other
Category of (PD) grades	PD range	Mortgages	Line of credit	revolving	retail	Total	Total

Very low	0.0000 - 0.2099%	$50,140	$15,584	$5,444	$4,194	$75,362	$74,214
Low	0.2100 - 0.4599%	11,009	994	4,202	2,396	18,601	15,174
Medium	0.4600 - 3.1999%	9,977	1,257	7,264	4,250	22,748	15,862
High	3.2000 - 17.2899%	738	252	963	344	2,297	1,468
Very high	17.2900 - 99.9999%	—	—	690	177	867	518
Default	100%	177	24	173	190	564	312

Total		$72,041	$18,111	$18,736	$11,551	$120,439	$107,548

(1)	After credit risk mitigation.
Retail standardized portfolio
As at October 31, 2009, the retail standardized portfolio of $25 billion (October 31, 2008 – $38 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized portfolio, $13 billion (October 31, 2008 – $24 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
144     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(iv) Collateral
Collateral held
In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities borrowing and lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:
–	The risks and rewards of the pledged assets reside with the pledgor.

–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.

–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.

–	Upon satisfaction of the obligation, the Bank must return the pledged assets; unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.
     As at October 31, 2009, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $33.3 billion (2008 – $38.3 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities borrowing and lending, and derivative transactions.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 23(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.
     The key elements of the Bank’s liquidity risk management framework include:
–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

–	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and

–	liquidity contingency planning.
     The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(i) Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities:

	Payable on	Payable after	Payable in less	Payable in one	Payable in greater
As at October 31, 2009 ($ millions)	demand	notice	than one year	to five years	than five years	Total

Deposits	$47,036	$66,798	$172,815	$58,851	$4,919	$350,419
Subordinated debentures	—	—	—	251	5,693	5,944
Capital instrument liabilities	—	—	—	—	500	500

Total	$47,036	$66,798	$172,815	$59,102	$11,112	$356,863

As at October 31, 2008	$37,157	$52,312	$186,818	$63,911	$11,234	$351,432

2009 Scotiabank Annual Report     145

Consolidated Financial Statements
(ii) Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2009 and October 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.
(iii) Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 27(b).
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.
     VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.
     Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.
(i) Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.
146     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Interest rate sensitivity gap
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2009 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$1,539	$31,432	$1,582	$—	$—	$8,725		$43,278
Trading securities	—	3,662	6,452	14,324	13,806	19,823		58,067
Securities, other than trading	4,379	4,137	2,700	37,493	4,195	6,323	(2)	59,227
Securities purchased under resale agreements	—	17,755	18	—	—	—		17,773
Loans	32,004	138,340	27,705	58,600	8,584	1,069	(3)	266,302
Other assets	—	—	—	—	—	51,869	(4)	51,869

Total assets	$37,922	$195,326	$38,457	$110,417	$26,585	$87,809		$496,516

Deposits	$50,042	$178,266	$52,258	$53,778	$2,287	$13,788		$350,419
Obligations related to securities sold under repurchase agreements	—	31,378	5,190	—	—	—		36,568
Obligations related to securities sold short	—	26	1,103	6,603	5,655	1,301		14,688
Subordinated debentures	—	—	197	4,221	1,526	—		5,944
Capital instrument liabilities	—	—	—	500	—	—		500
Other liabilities	—	—	—	—	—	63,625	(4)	63,625
Shareholders’ equity	—	—	—	—	—	24,772	(4)	24,772

Total liabilities and shareholders’ equity	$50,042	$209,670	$58,748	$65,102	$9,468	$103,486		$496,516

On-balance sheet gap	(12,120)	(14,344)	(20,291)	45,315	17,117	(15,677)		—
Derivative instruments	—	27,179	(1,300)	(23,897)	(1,982)	—		—

Interest rate sensitivity gap based on contractual repricing	(12,120)	12,835	(21,591)	21,418	15,135	(15,677)		—
Adjustment to expected repricing	2,120	34,174	(1,573)	(21,348)	(9,585)	(3,788)		—
Total interest rate sensitivity gap	$(10,000)	$47,009	$(23,164)	$70	$5,550	$(19,465)		$—
Cumulative gap	$(10,000)	$37,009	$13,845	$13,915	$19,465	$—		$—

As at October 31, 2008 ($ millions)

Total interest rate sensitivity gap	$13,127	$9,661	$(9,932)	$3,138	$8,305	$(24,299)		$—
Cumulative gap	$13,127	$22,788	$12,856	$15,994	$24,299	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the sectoral and general allowance.

(4)	This includes non-financial instruments.
2009 Scotiabank Annual Report     147

Consolidated Financial Statements
Average effective yields by the earlier of the contractual repricing or maturity dates
The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

	Immediately	Within	Three to	One to	Over
As at October 31, 2009 (%)	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	0.7%	0.5%	4.3%	—	—	0.7%
Trading securities	—	1.0	0.9	2.9	4.1	2.8
Securities, other than trading(1)	1.6	5.8	5.7	4.2	5.1	4.3
Securities purchased under resale agreements	—	1.0	2.9	—	—	1.0
Loans(2)	4.6	3.4	4.7	5.7	6.9	4.3

Deposits(3)	0.3	0.9	2.2	3.9	5.0	1.5
Obligations related to securities sold under repurchase agreements(3)	—	1.0	1.6	—	—	1.1
Obligations related to securities sold short	—	0.2	0.4	1.6	3.7	2.4
Subordinated debentures(3)	—	—	3.3	5.4	6.3	5.6	(4)
Capital instrument liabilities(3)	—	—	—	7.3	—	7.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2008 (%)	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	3.1%	2.2%	5.1%	3.2%	2.7%	2.6%
Trading securities	—	4.4	2.9	4.6	5.2	4.5
Securities, other than trading(1)	4.0	4.9	4.6	4.7	6.6	5.1
Securities purchased under resale agreements	—	3.6	3.2	—	—	3.6
Loans(2)	5.6	5.2	5.7	6.0	7.9	5.6

Deposits(3)	2.9	3.3	3.8	4.6	3.1	3.5
Obligations related to securities sold under repurchase agreements(3)	—	3.3	5.6	—	—	3.3
Obligations related to securities sold short	—	1.7	2.0	2.9	4.3	3.6
Subordinated debentures(3)	—	—	4.8	5.5	5.6	5.4	(4)
Capital instrument liabilities(3)	—	—	—	7.3	—	7.3

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.

(3)	Yields are based on book values and contractual rates.

(4)	After adjusting for the impact of related derivatives, the yield was 5.4% (2008 – 5.4%).
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2009						2008
	Net income			Economic value of equity				Economic
	Canadian	Other		Canadian	Other		Net	value
($ millions)	dollar	currencies	Total	dollar	currencies	Total	income	of equity

100 bp increase	$98.0	$52.2	$150.2	$(29.0)	$(158.9)	$(187.9)	$89.3	$(372.5)
100 bp decrease	$(87.1)	$(91.1)	$(178.2)	$(4.4)	$177.0	$172.6	$(99.5)	$345.8

200 bp increase	$206.2	$99.5	$305.7	$(44.3)	$(304.5)	$(348.8)	$173.8	$(738.4)
200 bp decrease	$(184.9)	$(215.0)	$(399.9)	$123.4	$432.0	$555.4	$(200.2)	$705.6

148     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(ii) Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
     The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
     As at October 31, 2009, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $32 million (October 31, 2008 – $38 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2009 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $187 million (October 31, 2008 – $174 million), net of hedging.
(iii) Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.
     The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.
     The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
     The fair value of available-for-sale equity securities is shown in Note 3.
(iv) Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.
     Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the year ended			As at
	October 31,	October 31, 2009			October 31,
($ millions)	2009	Average	High	Low	2008

Interest rate	$15.6	$16.3	$26.1	$10.9	$23.8
Equities	3.0	4.6	9.3	2.0	4.9
Foreign exchange	3.4	2.2	4.7	0.5	1.7
Commodities	3.7	3.5	5.6	1.9	3.4
Diversification	(10.5)	(9.6)	N/A	N/A	(7.3)

All-Bank VaR	$15.2	$17.0	$28.9	$10.2	$26.5

2009 Scotiabank Annual Report     149

Consolidated Financial Statements

25	Financial instruments – fair value
Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models, normally with observable market-based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.
     Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale securities, derivatives and financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
     The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates and credit spreads. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2009			2008
	Total	Total	Favourable/	Total	Total	Favourable/
	fair	carrying	(Unfavour-	fair	carrying	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$43,278	$43,278	$—	$37,318	$37,318	$—
Securities	117,294	117,294	—	88,035	88,035	—
Securities purchased under resale agreements	17,773	17,773	—	19,451	19,451	—
Loans	266,894	266,302	592	288,624	288,680	(56)
Customers’ liability under acceptances	9,583	9,583	—	11,969	11,969	—
Derivative instruments (Note 27)	25,992	25,992	—	44,810	44,810	—
Other	5,801	5,801	—	7,396	7,396	—
Liabilities:
Deposits	352,691	350,419	(2,272)	347,242	346,580	(662)
Acceptances	9,583	9,583	—	11,969	11,969	—
Obligations related to securities sold under repurchase agreements	36,568	36,568	—	36,506	36,506	—
Obligations related to securities sold short	14,688	14,688	—	11,700	11,700	—
Other	23,754	23,754	—	29,805	29,805	—
Subordinated debentures	6,385	5,944	(441)	4,155	4,352	197
Capital instrument liabilities	531	500	(31)	522	500	(22)
Derivative instruments (Note 27)	28,806	28,806	—	42,811	42,811	—

Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 27(d) for fair value of derivative instruments).
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
–	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.
–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
150     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Fair value hierarchy
The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	Fair value hierarchy(3)
As at October 31, 2009 ($ millions)	Level 1	Level 2	Level 3	Total

Assets:
Trading securities(1)	$40,408	$15,683	$1,976	$58,067
Available-for-sale securities(2)	16,485	36,861	1,395	54,741
Derivative instruments	81	24,683	1,228	25,992

	$56,974	$77,227	$4,599	$138,800

Liabilities:
Obligations related to securities sold short	$11,707	$2,981	$—	$14,688
Derivative instruments	105	26,188	2,513	28,806

	$11,812	$29,169	$2,513	$43,494

(1)	Includes securities designated as trading. Included in Level 2 trading securities are $4,861 of bonds mainly issued by foreign governments and $10,822 of corporate bonds and other debt instruments which generally trade in public markets.

(2)	Excludes available-for-sale equity securities that are not quoted in an active market of $958. Included in Level 2 available-for-sale securities are $7,204 of bonds mainly issued by foreign governments and $8,204 of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.

(3)	Loans and deposit notes designated as trading are classified as Level 2.
Level 3 instrument fair value changes
The following table summarizes changes in Level 3 instruments during the year.

	Trading	Available-for-	Derivative
As at October 31, 2009 ($ millions)	securities	sale securities	instruments

Balance at beginning of year	$3,303	$1,249	$(1,177	)(1)
Gains (losses) recorded in net income(2)	(426)	(48)	(63)
Gains (losses) recorded in other comprehensive income	—	10	—
Net purchases, sales, issuances and settlements	(901)	228	(45)
Other, net	—	(44)	—

Balance at end of year	$1,976	$1,395	$(1,285	)(1)

(1)	Represents a net liability.

(2)	Gains or losses for items in Level 3 may be offset with gains or losses on related hedging instruments in Level 1 or Level 2.
Level 3 sensitivity analysis
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain securitization retained interests, illiquid debt instruments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include mortgage prepayment rates, the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by - 0.1% to + 1.0%). For the Bank’s available-for-sale securities, the impact of applying these other reasonably possible assumptions, is a potential gain or loss of $62 million and $83 million, respectively.
     Substantially all of the Bank’s Level 3 trading securities are hedged with Level 3 derivative instruments. Included in the Bank’s Level 3 derivative and trading securities are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, mortgage prepayment rates and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying mortgage prepayment rates by +/- 5%). For the Bank’s trading securities and derivative instruments, the impact of applying these other reasonably possible assumptions, is a potential net gain or loss of $144 million and $128 million, respectively.
2009 Scotiabank Annual Report     151

Consolidated Financial Statements

26	Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
     The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $3.5 billion as at October 31, 2009 (2008 — $7.5 billion). The change in fair value that was recorded through trading income for the year ended October 31, 2009 was a gain of $740 million (2008 — loss of $1,765 million; 2007 — gain of $234 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
     The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $47 million as at October 31, 2009 (2008 — $56 million). The change in fair value that was recorded through trading income for the year ended October 31, 2009 was a gain of $15 million (2008 — loss of $3 million; 2007 — gain of $11 million).
     The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $4,283 million as at October 31, 2009 (2008 — $565 million). The change in fair value that was recorded through trading and net interest income for the year ended October 31, 2009 was a gain of $190 million (2008 — loss of $41 million; 2007 — loss of less than $1 million).
     The Bank has designated certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $22 million as at October 31, 2009 (2008 — $297 million). The change in fair value that was recorded through net interest income for the year ended October 31, 2009 was a loss of $2 million (2008 — loss of $15 million; 2007 — gain of $4 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the change in fair value of the related derivatives. As at October 31, 2009, the Bank is contractually obligated to pay $22 million to the holders of the notes at maturity (2008 — $295 million).

27	Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts — other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2009			2008
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$62,713	$11,281	$73,994	$65,209	$6,750	$71,959
Options purchased	22,536	—	22,536	20,045	—	20,045
Options written	28,485	—	28,485	24,604	—	24,604

	113,734	11,281	125,015	109,858	6,750	116,608

Over-the-counter:
Forward rate agreements	49,914	3,051	52,965	30,509	1,404	31,913
Swaps	774,859	90,181	865,040	649,302	92,430	741,732
Options purchased	11,875	1,165	13,040	49,984	2,383	52,367
Options written	14,137	—	14,137	37,700	1,375	39,075

	850,785	94,397	945,182	767,495	97,592	865,087

Total	$964,519	$105,678	$1,070,197	$877,353	$104,342	$981,695

Foreign exchange and gold contracts
Exchange-traded:
Futures	$8,416	$—	$8,416	$4,239	$—	$4,239
Options purchased	952	—	952	293	—	293
Options written	1,054	—	1,054	262	—	262

	10,422	—	10,422	4,794	—	4,794

Over-the-counter:
Spot and forwards	178,886	24,139	203,025	261,911	24,279	286,190
Swaps	95,203	23,647	118,850	84,695	42,310	127,005
Options purchased	2,754	—	2,754	4,358	—	4,358
Options written	3,450	—	3,450	4,646	—	4,646

	280,293	47,786	328,079	355,610	66,589	422,199

Total	$290,715	$47,786	$338,501	$360,404	$66,589	$426,993

Other derivative contracts
Equity: over-the-counter	$27,649	$2,675	$30,324	$22,921	$2,931	$25,852
Credit: over-the-counter	88,935	1,602	90,537	119,583	816	120,399
Other	10,081	12	10,093	6,959	43	7,002

Total	$126,665	$4,289	$130,954	$149,463	$3,790	$153,253

Total notional amounts outstanding	$1,381,899	$157,753	$1,539,652	$1,387,220	$174,721	$1,561,941

152     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2009 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,653	$30,341	$—	$73,994
Forward rate agreements	50,835	2,130	—	52,965
Swaps	341,214	402,965	120,861	865,040
Options purchased	28,939	6,371	266	35,576
Options written	33,985	2,975	5,662	42,622

	498,626	444,782	126,789	1,070,197

Foreign exchange and gold contracts
Futures	6,072	2,344	—	8,416
Spot and forwards	193,923	8,874	228	203,025
Swaps	21,404	53,382	44,064	118,850
Options purchased	3,457	249	—	3,706
Options written	4,306	198	—	4,504

	229,162	65,047	44,292	338,501

Other derivative contracts

Equity	19,526	5,002	5,796	30,324
Credit	9,999	67,801	12,737	90,537
Other	6,053	4,040	—	10,093

	35,578	76,843	18,533	130,954

Total	$763,366	$586,672	$189,614	$1,539,652

	Within	One to	Over
As at October 31, 2008 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$58,968	$12,991	$—	$71,959
Forward rate agreements	31,913	—	—	31,913
Swaps	257,450	353,842	130,440	741,732
Options purchased	58,651	13,169	592	72,412
Options written	47,497	11,987	4,195	63,679

	454,479	391,989	135,227	981,695

Foreign exchange and gold contracts
Futures	2,602	1,637	—	4,239
Spot and forwards	275,526	9,875	789	286,190
Swaps	38,984	52,889	35,132	127,005
Options purchased	4,302	349	—	4,651
Options written	4,524	384	—	4,908

	325,938	65,134	35,921	426,993

Other derivative contracts

Equity	19,485	6,035	332	25,852
Credit	12,337	48,354	59,708	120,399
Other	4,862	2,140	—	7,002

	36,684	56,529	60,040	153,253

Total	$817,101	$513,652	$231,188	$1,561,941

2009 Scotiabank Annual Report     153

Consolidated Financial Statements
(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.
     The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2009.
     Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts — other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2009				2008
			Credit		Credit
		Credit risk	equivalent	Credit risk	equivalent
	Notional	amount	amount	amount	amount
As at October 31 ($ millions)	amount	(CRA)	(CEA)	(CRA)	(CEA)

Interest rate contracts
Futures	$73,994	$—	$—	$—	$—
Forward rate agreements	52,965	5	16	20	20
Swaps	865,040	10,956	14,376	10,197	13,635
Options purchased	35,576	227	263	351	426
Options written	42,622	—	—	—	—

	1,070,197	11,188	14,655	10,568	14,081

Foreign exchange and gold contracts
Futures	8,416	—	—	—	—
Spot and forwards	203,025	3,336	5,504	13,053	15,963
Swaps	118,850	6,049	12,238	6,662	12,332
Options purchased	3,706	89	142	375	435
Options written	4,504	—	—	—	—

	338,501	9,474	17,884	20,090	28,730

Other derivative contracts
Equity	30,324	1,267	2,807	1,936	3,463
Credit	90,537	3,578	8,491	11,067	17,834
Other	10,093	485	1,299	1,149	1,709

	130,954	5,330	12,597	14,152	23,006

Total derivatives	$1,539,652	$25,992	$45,136	$44,810	$65,817

Less: impact of master netting and collateral		18,293	26,649	24,076	37,296

Total		$7,699	$18,487	$20,734	$28,521

Total risk weighted assets			$6,092		$9,653

154     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2009		2009		2008
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$12	$9	$5	$4	$20	$24
Swaps	14,302	14,481	9,808	9,875	9,345	9,508
Options	347	376	227	258	350	342

	14,661	14,866	10,040	10,137	9,715	9,874

Foreign exchange and gold contracts
Forwards	5,922	5,704	3,046	3,228	12,424	11,445
Swaps	4,694	5,137	5,143	4,846	4,668	5,061
Options	262	282	89	109	375	396

	10,878	11,123	8,278	8,183	17,467	16,902

Other derivative contracts
Equity	1,234	1,881	1,223	1,401	1,886	1,356
Credit	8,268	6,712	3,544	4,153	10,842	8,614
Other	639	511	485	468	1,118	661

	10,141	9,104	5,252	6,022	13,846	10,631

Trading derivatives’ market valuation	$35,680	$35,093	$23,570	$24,342	$41,028	$37,407

ALM
Interest rate contracts
Forward rate agreements			$—	$—	$—	$2
Swaps			1,148	2,169	852	1,671
Options			—	—	1	—

			1,148	2,169	853	1,673

Foreign exchange and gold contracts
Forwards			290	527	629	1,404
Swaps			906	1,233	1,994	1,881
Options			—	—	—	—

			1,196	1,760	2,623	3,285

Other derivative contracts
Equity			44	49	50	218
Credit			34	486	225	228
Other			—	—	31	—

			78	535	306	446

ALM derivatives’ market valuation			$2,422	$4,464	$3,782	$5,404

Total derivative instruments before netting			$25,992	$28,806	$44,810	$42,811

Less: impact of master netting and collateral			18,293	18,293	24,076	24,076

Total derivative instruments			$7,699	$10,513	$20,734	$18,735

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2008 were: favourable $23,077 and unfavourable $21,575. Average fair value amounts are based on month-end balances.
2009 Scotiabank Annual Report     155

Consolidated Financial Statements
Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2009		2008
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$565	$694	$1,391	$578
Derivatives designated in cash flow hedging relationships	250	1,351	689	1,561
Derivatives designated in net investment hedging relationships	—	31	15	19

Total derivatives designated in hedging relationships	$815	$2,076	$2,095	$2,158

Due to the ineffective portion of designated hedges, the Bank recorded a gain of $127 million (2008 — nil; 2007 — loss of $11 million) during the year, of which a gain of $51 million (2008 — gain of $12 million; 2007 — loss of $20 million) related to cash flow hedges. No ineffectiveness was recognized on net investment hedges. In fiscal 2008, the Bank recorded a cumulative mark-to-market loss of $162 million relating to interest rate derivatives used for certain asset/liability management purposes that did not qualify for hedge accounting.

28	Acquisitions
(a) Canadian acquisitions
The Bank completed the acquisition of E*TRADE Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of US $470 million.
     During the first quarter of 2009, the Bank completed the purchase price allocation for E*TRADE Canada (renamed Scotia iTrade) and recorded goodwill of $430 million and intangibles of $32 million on the Consolidated Balance Sheet.
     On December 12, 2008, the Bank completed the acquisition of Sun Life Financial Inc.’s 37.6% ownership stake in CI Financial Income Fund. The consideration was in the form of $1.55 billion cash, $500 million common shares and $250 million non-cumulative preferred shares. This investment is accounted for under the equity method of accounting.
(b) International acquisitions
Current Year
On February 3, 2009, the Bank acquired an additional 24% of Thanachart Bank in Thailand for approximately $270 million, which increased the Bank’s ownership from 24.99% to 49%. The investment will continue to be accounted for under the equity method of accounting.
Prior Year
During the second half of 2008, the Bank acquired an additional 20% of Scotiabank Peru for approximately $230 million, which increased the Bank’s ownership in Scotiabank Peru from 78% to 98%. This transaction resulted in an increase in goodwill of $62 million. There is also a reduction in non-controlling interest in subsidiaries of $164 million.
     The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.55% of the outstanding shares. The purchase price was approximately $1.0 billion Canadian dollar equivalent (CDE), representing a cash payment of $537 billion Chilean Pesos. Based on acquisition date fair values, the total purchase price has been allocated to CDE $6.5 billion of tangible assets, primarily loans, acquired, CDE $6.3 billion of liabilities, primarily deposits, assumed and an estimated value of intangibles and goodwill acquired of CDE $907 million. Subsequent to the acquisition, the Bank has combined the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations in the International Banking segment.
156     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

29	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2009	2008	2007

Net income based on Canadian GAAP	$3,547	$3,140	$4,045
Employee future benefits (a)	(91)	(24)	(31)
Restructuring costs (b)	—	(8)	—
Transfers of loans through securitizations (c)	—	—	4
Derivative instruments and hedging activities (d)	(427)	201	(30)
Unrealized gains (losses) on securities reclassified (f)	(17)	(63)	(12)
Conversion of loans into debt securities (f)	39	(16)	29
Available-for-sale securities (f)	—	(7)	7
Computer software (g)	(3)	(7)	(11)
Stock-based compensation (h)	5	(41)	(17)
Tax effect of above differences	119	(20)	32

Net income based on U.S. GAAP	$3,172	$3,155	$4,016

Preferred dividends paid	(186)	(107)	(51)

Net income available to common shareholders based on U.S. GAAP	$2,986	$3,048	$3,965

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$2.95	$3.09	$4.01
Diluted	$2.94	$3.07	$3.98

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Commencing fiscal 2007, the Bank prospectively adopted a new U.S. GAAP standard which requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. The new standard also requires, commencing in fiscal 2009, the measurement of defined benefit plan assets and obligations at the fiscal year-end date. Prior to fiscal 2007, U.S. GAAP required the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. Upon adoption of the new standard, the minimum pension liability previously recorded under U.S. GAAP was eliminated as part of the transitional adjustment. Although the new U.S. GAAP standard changes the balance sheet presentation of post-retirement benefit plans, the recognition and measurement of pension expense under U.S. GAAP remains unchanged.
     Canadian GAAP requires that only the cumulative difference between pension income / expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet. Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there still continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance. Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     The impact of adoption of the U.S. GAAP standard as at October 31, 2007 was an increase of $136 million in other assets, an increase of $538 million in other liabilities, and a decrease of $402 million (net of income taxes is $262 million) in accumulated other comprehensive income. The adoption of the U.S. GAAP standard had no effect on the Bank’s Consolidated Statement of Income under U.S. GAAP for any of the years presented.
     The impact of the 2009 adoption of the requirement to measure defined benefit plan assets and obligations at the fiscal year-end date was an increase of $2 million to other assets, an increase of $22 million to other liabilities, a decrease of $32 million to retained earnings (net of income taxes is $24 million), and an increase of $6 million (net of income taxes is $4 million) in accumulated other comprehensive income.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant
2009 Scotiabank Annual Report     157

Consolidated Financial Statements
risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
As described in Note 1, Canadian GAAP is substantially consistent with U.S. GAAP for the Bank’s activities relating to hedging, most embedded derivatives, recognition of inception gains on derivatives valued using unobservable market data, and disclosure of fair values. The current year reconciling items between Canadian and U.S. GAAP relate primarily to the bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures and classification of certain financial guarantees.
(e) Classification and Impairment of financial instruments
Effective November 1, 2008, under Canadian GAAP certain debt instruments that are not quoted in an active market were reclassified to loans and receivables which are carried at amortized cost. U.S. GAAP precludes securities from being classified as loans and receivables. As a result, certain debt securities which are classified as loans and receivables under Canadian GAAP are classified as available-for-sale under U.S. GAAP.
     Effective May 1, 2009, under U.S. GAAP, certain impaired available-for-sale debt instruments are written down to the extent of incurred credit losses. Under Canadian GAAP, impaired available-for-sale debt instruments are written down to fair value. This change had no impact on the Bank.
(f) Securities
Except as discussed in (e), Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.
     Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
     Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as investment securities.
     As described in Note 1, Canadian GAAP was amended in October 2008 allowing a reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For fiscal 2008, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification was effective October 31, 2008.
(g) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(h) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The U.S. GAAP stock-based compensation expense was quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2009	October 31, 2008

Risk-free interest rate	1.71%	2.46%
Expected dividend yield	4.27%	3.76%
Expected price volatility	33.4%	38.2%
Expected life of option	6.5 years	6.0 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.
(i) Liabilities and equity
Under Canadian GAAP, the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(j) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $5,750 million (2008 — $6,905 million) and an addition to other liabilities of $5,750 million (2008 — $6,905 million).
(k) Comprehensive income
Both Canadian and U.S. GAAP require a separate Statement of Comprehensive Income. Under Canadian GAAP this was effective only after
158     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
November 1, 2006. The main reconciling items between Canadian GAAP and U.S. GAAP relating to comprehensive income in 2007 primarily result from the reversal of certain hedge adjustments recorded in U.S. GAAP prior to November 1, 2006 and repayments and maturities of debt securities acquired in a loan restructuring prior to May 1, 2003. The fiscal 2008 reconciling items also include the reclassification of losses on synthetic collaterialized debt obligation structures and changes in assets and liabilities relating to employee future benefits. The fiscal 2009 reconciling items also include the reclassification of certain debt securities to loans and receivables under Canadian GAAP.
(l) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
(m) Income taxes
On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 Income Taxes. The Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.
     The Standard uses a two-step approach for evaluating tax positions:
1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the U.S. GAAP model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.
     The adoption of Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 had no material impact on 2008 opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as at November 1, 2008 was $490 million. There was a net $50 million increase during 2009 related to tax positions taken during the current and prior periods. The 2009 balance of $540 million of unrecognized tax benefits, if recognized, would affect the effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.
Consolidated statement of comprehensive income (loss)

	2009			2008	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP

Net income	$3,547	$(375)	$3,172	$3,155	$4,016
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	(1,736)	(3)	(1,739)	2,442	(2,230)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	894	409	1,303	(1,683)	(141)
Change in gains (losses) on derivative instruments designated as cash flow hedges(3)	43	—	43	(525)	115
Change in pension asset and liability(4)	—	(548)	(548)	35	—

Total other comprehensive income (loss)	$(799)	$(142)	$(941)	$269	$(2,256)

Total comprehensive income (loss)	$2,748	$(517)	$2,231	$3,424	$1,760

Accumulated other comprehensive income (loss)(5)

	2009			2008	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP

Unrealized foreign currency translation gains (losses), net of hedging activities	$(3,917)	$(45)	$(3,962)	$(2,223)	$(4,665)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	540	(219)	321	(982)	701
Derivative instruments designated as cash flow hedges	(423)	1	(422)	(465)	60
Employee future benefits(6)	—	(795)	(795)	(251)	(286)

Total accumulated other comprehensive income (loss)	$(3,800)	$(1,058)	$(4,858)	$(3,921)	$(4,190)

(1)	U.S. GAAP amounts are net of income tax expense of $328 (2008 — benefit of $159; 2007 — expense of $427).

(2)	U.S. GAAP amounts are net of income tax expense of $570 (2008 — benefit of $717; 2007 — benefit of $65).

(3)	U.S. GAAP amounts are net of income tax expense of $44 (2008 — benefit of $246; 2007 — expense of $48).

(4)	U.S. GAAP amounts are net of income tax benefit of $290 (2008 — expense of $12; not applicable for 2007).

(5)	All amounts presented are net of income tax.

(6)	The 2009 and 2007 adjustments include the adoption of the new standard on employee future benefits as discussed in note (a) above.
2009 Scotiabank Annual Report      159

Consolidated Financial Statements
Condensed consolidated balance sheet

	2009				2008
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$43,278	$—		$43,278	$37,318	$—		$37,318
Securities
Trading	58,067	(314)[f]		57,753	48,292	721	[f]	49,013
Available-for-sale	55,699	7,244	[e,f]	62,943	38,823	(55)[f]		38,768
Equity accounted investments	3,528	—		3,528	920	—		920
Securities purchased under resale agreements	17,773	—		17,773	19,451	—		19,451
Loans	266,302	(6,197)[c,d,e]		260,105	288,680	1,668	[c,d]	290,348
Derivative instruments	25,992	163	[d]	26,155	44,810	—		44,810
Other	25,877	11,242	(1)	37,119	29,331	9,258	(5)	38,589

	$496,516	$12,138		$508,654	$507,625	$11,592		$519,217

Liabilities and shareholders’ equity
Liabilities
Deposits	$350,419	$1,596	[c,d]	$352,015	$346,580	$1,668	[c,d]	$348,248
Derivative instruments	28,806	(5)[d]		28,801	42,811	(9)[d]		42,802
Other	85,521	11,944	(2)	97,465	91,238	10,198	(6)	101,436
Non-controlling interest in subsidiaries	554	(554)[l]		—	502	(502)[l]		—
Subordinated debentures	5,944	—		5,944	4,352	—		4,352
Capital instrument liabilities	500	(500)[i]		—	500	(500)[i]		—

	$471,744	$12,481		$484,225	$485,983	$10,855		$496,838

Non-controlling interest in subsidiaries	$—	$1,054	[i,l]	$1,054	$—	$1,002	[i,l]	$1,002

Shareholders’ equity
Capital stock
Preferred shares	$3,710	$—		$3,710	$2,860	$—		$2,860
Common shares and contributed surplus	4,946	—		4,946	3,829	—		3,829
Retained earnings	19,916	(339	)(3)	19,577	18,549	60	(7)	18,609
Accumulated other comprehensive income (loss)	(3,800)	(1,058	)(4)	(4,858)	(3,596)	(325	)(8)	(3,921)

	$24,772	$(1,397)		$23,375	$21,642	$(265)		$21,377

	$496,516	$12,138		$508,654	$507,625	$11,592		$519,217

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, g, j.

(2)	Refer to a, c, f, h, j.

(3)	Refer to a, b, c, d, f, g, h.

(4)	Refer to a, d, e, f, k.

(5)	Refer to a, b, c, d, f, g, j.

(6)	Refer to a, c, f, h, j.

(7)	Refer to a, b, c, d, f, g, h.

(8)	Refer to a, d, f, k.
Future accounting changes
Business combinations and Non-controlling interest
FASB ASC Topic 805 Business Combinations and Topic 810 Consolidations will be effective for all business combinations occurring on or after November 1, 2009 for U.S. GAAP purposes. These standards will require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at full fair value; related acquisition and restructuring costs to be expensed instead of being capitalized as part of the purchase consideration and require non-controlling interests to be reported as a separate component of equity.
Derivative instruments and Hedging activities
The disclosure requirements in FASB ASC Topic 815 Derivatives and Hedging requires enhanced disclosures for derivatives and hedged items and their effects on an entity’s financial position, results of operations and cash flows. The requirements will be effective commencing November 1, 2009 for U.S. GAAP purposes.
Accounting for transfers of financial assets and Consolidation of variable interest entities
Amendments have been made to the accounting for transfers of financial assets in FASB ASC Topic 860-10 Transfers and Servicing. The new standard eliminates the concept of Qualifying Special Purpose Entities (QSPEs) and provides additional guidance with regard to accounting for transfers of financial assets. Simultaneously, amendments have been made to FASB ASC 810-10 Consolidation of Variable Interest Entities. The scope of the new standard will now include former QSPEs. In addition, the new standard changes the approach for determining the primary beneficiary of a variable interest entity from a quantitative risk and reward model to a qualitative model, based on control and economics. The new standard also requires that the primary beneficiary analysis be reevaluated whenever circumstances change. Both standards will be effective commencing November 1, 2010 for U.S. GAAP purposes.
160      2009 Scotiabank Annual Report

Principal Subsidiaries(1)

As at October 31, 2009 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$121

BNS Investment Inc.	Toronto, Ontario	$10,701
Montreal Trust Company of Canada	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
BNS Investments Inc.	Toronto, Ontario

Dundee Bank of Canada	Toronto, Ontario	$799

Maple Trust Company	Toronto, Ontario	$210

National Trustco Inc.	Toronto, Ontario	$558
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario

RoyNat Inc.	Toronto, Ontario	$14

Scotia Capital Inc.	Toronto, Ontario	$300
1548489 Ontario Limited	Toronto, Ontario	$516
Scotia iTrade Corp.	Toronto, Ontario

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$40

Scotia Dealer Advantage Inc.	Burnaby, British Columbia	$54

Scotia Insurance Agency Inc.	Toronto, Ontario	$—

Scotia Life Insurance Company	Toronto, Ontario	$71

Scotia Mortgage Corporation	Toronto, Ontario	$304

Scotia Securities Inc.	Toronto, Ontario	$538

Scotiabank Capital Trust(2)	Toronto, Ontario	$22

Scotiabank Subordinated Notes Trust(2)	Toronto, Ontario	$3

Scotiabank Tier 1 Trust(2)	Toronto, Ontario	$6

International

The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$191

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$9,354
Scotiabank Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Ltd.	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	$410
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia DBG Investments Limited (77.0%)	Kingston, Jamaica

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexico, D.F., Mexico	$2,157

Nova Scotia Inversiones Limitada	Santiago, Chile	$1,838
Scotiabank Sud Americano, S.A. (99.7%)	Santiago, Chile
Banco del Desarrollo (99.55%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York		(3)

Scotia Holdings (US) Inc.	Houston, Texas		(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas

Scotia International Limited	Nassau, Bahamas	$703
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$231

Scotiabank El Salvador, S.A. (99.5%)	San Salvador, El Salvador	$402

Scotiabank Europe plc	London, England	$2,059

Scotiabank Peru S.A.A. (97.7%)	Lima, Peru	$1,550

Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad	$201

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
2009 Scotiabank Annual Report     161

Shareholder Information >
Annual Meeting
Shareholders are invited to attend the 178th Annual Meeting of Holders of Common Shares, to be held on April 8, 2010, at the Sheraton Hotel Newfoundland, 115 Cavendish Square, St. John’s, Newfoundland and Labrador, Canada, beginning at 10:00 a.m. (Newfoundland Daylight Time).
Shareholdings and Dividends
Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.
Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the Transfer Agent.
Listing of Shares
Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.
     Series 12, Series 13, Series 14, Series 15, Series 16, Series 17, Series 18, Series 20, Series 22, Series 24, Series 26 and Series 28 preferred shares of the Bank are listed on the Toronto Stock Exchange.
Stock Symbols

	TICKER	CUSIP
STOCK	SYMBOL	NO.
Common shares	BNS	064149 10 7

Series 12, Preferred	BNS.PR.J	064149 81 8

Series 13, Preferred	BNS.PR.K	064149 79 2

Series 14, Preferred	BNS.PR.L	064149 78 4

Series 15, Preferred	BNS.PR.M	064149 77 6

Series 16, Preferred	BNS.PR.N	064149 76 8

Series 17, Preferred	BNS.PR.O	064149 75 0

Series 18, Preferred	BNS.PR.P	064149 74 3

Series 20, Preferred	BNS.PR.Q	064149 72 7

Series 22, Preferred	BNS.PR.R	064149 69 3

Series 24, Preferred	BNS.PR.S	064149 13 1

Series 26, Preferred	BNS.PR.T	064149 67 7

Series 28, Preferred	BNS.PR.X	064149 65 1

Dividend Dates for 2010
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 5	January 27

April 6	April 28

July 6	July 28

October 5	October 27

Future Annual Meeting
The Annual Meeting for the fiscal year 2010 is scheduled for April 5, 2011, in Halifax, Nova Scotia.
Valuation Day Price
For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1971 pool.
Duplicated Communication
Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.
     If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.
Credit Ratings
SENIOR LONG-TERM DEBT/DEPOSITS

DBRS	AA

Fitch	AA-

Moody’s	Aa1

Standard & Poor’s	AA-

SHORT TERM DEPOSITS/COMMERCIAL PAPER

DBRS	R-1(high)

Fitch	F1+

Moody’s	P-1

Standard & Poor’s	A-1+

SUBORDINATED DEBT

DBRS	AA(low)

Fitch	A+

Moody’s	Aa2

Standard & Poor’s	A+

PREFERRED SHARES

DBRS	Pfd-1(low)

Moody’s	Aa3

Standard & Poor’s	A

162      2009 Scotiabank Annual Report

Glossary     >
Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, sectoral and general allowances.
Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point: A unit of measure defined as one-hundredth of one per cent.
Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instrument liabilities and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
Capital Instrument Liability: A financial instrument, normally qualifying as regulatory capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
General Allowance: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
Marked-To-Market: The valuation of certain financial instruments at fair value as of the balance sheet date.
Net Interest Margin: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Productivity Ratio: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
Repos: Repos is short for “obligations related to assets sold under repurchase agreements” — a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Equity (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
Reverse Repos: Short for “assets purchased under resale agreements” — a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets: Credit risk-risk weighted assets calculated using formulas specified by the Basel framework which are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.
Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Tangible Common Equity Ratio: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, goodwill and unamortized intangible assets.
Taxable Equivalent Basis (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
Tier 1 And Total Capital Ratios: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries, capital instrument liabilities plus non-cumulative preferred shares, less goodwill and ineligible unamortized intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.
Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Variable Interest Entity: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.
2009 Scotiabank Annual Report      163

Basel II Glossary     >
Credit Risk Parameters
Exposure at Default (EAD): Generally represents the expected gross exposure — outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
Probability of Default (PD): Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as Bank equivalent exposures).
Sovereign: Defined as a debt obligation of a sovereign, central bank, certain Multi Development Banks (MDBs) and certain PSEs treated as Sovereign.
Securitization: On-balance sheet investments in asset backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third party conduits, and credit enhancements.
Retail
Real Estate Secured
Residential Mortgage: Loans to individuals against residential property (four units or less).
Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.
Other Retail: All other personal loans.
Exposure Sub-types
Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.
Undrawn: Unutilized portion of an authorized committed credit lines.
Other Exposures
Repo-Style transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC derivatives: Over-the-counter derivatives contracts.
Other off-balance sheet: Direct credit substitutes such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.
Additional Information     >
Corporate Headquarters
Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com
For further information
Public, Corporate and Government Affairs
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Customer Service Centre
1-800-4-SCOTIA
Shareholder Services
Transfer Agent and Registrar
Main Agent
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021, U.S.A.
Tel: 1-800-962-4284
Finance Department
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Financial Analysts, Portfolio Managers and other Institutional Investors
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: www.scotiabank.com and www.scotiacapital.com
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164      2009 Scotiabank Annual Report